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As filed with the Securities and Exchange Commission on August 25, 2003

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

LECG CORPORATION
(Exact name of Registrant as specified in its charter)

Delaware	8742	81-0569994
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

2000 Powell Street
Emeryville, California 94608
(510) 985-6700
(Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

David J. Teece
Chairman
LECG Corporation
2000 Powell Street
Emeryville, California 94608
(510) 985-6700
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Michael J. Danaher, Esq. Mark L. Reinstra, Esq. Mark J. Casper, Esq. Wilson Sonsini Goodrich & Rosati, Professional Corporation 650 Page Mill Road Palo Alto, CA 94304-1050 (650) 493-9300	Steven B. Stokdyk, Esq. Sullivan & Cromwell LLP 1888 Century Park East Los Angeles, CA 90067 (310) 712-6600

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. / /

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee

Common Stock, $0.001 par value	$97,750,000	$7,908.00

(1)
Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission acting pursuant to said Section 8(a) may determine.

PRELIMINARY PROSPECTUS	Subject to completion	August , 2003

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

                   Shares

LECG Corporation

Common Stock

This is our initial public offering of shares of our common stock. No public market currently exists for our common stock. The initial offering price of our common stock is expected to be between $                    and $                    per share.

We have applied to list our common stock on the Nasdaq National Market under the symbol "XPRT."

Before buying any shares, you should read the discussion of material risks of investing in our common stock in "Risk factors" beginning on page 7.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total

Initial public offering price	$	$

Underwriting discounts and commissions	$	$

Proceeds, before expenses, to LECG Corporation	$	$

The underwriters may also purchase up to                           shares of common stock from us at the public offering price, less underwriting discounts and commissions, within 30 days from the date of this prospectus. The underwriters may exercise this option only to cover over-allotments, if any.

The underwriters are offering the common stock as set forth under "Underwriting." Delivery of the shares of common stock will be made on or about                           , 2003.

UBS Investment Bank
Lehman Brothers
Adams, Harkness & Hill, Inc.
Legg Mason Wood Walker
Incorporated

You should only rely on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common stock.

TABLE OF CONTENTS

Prospectus summary	1
Risk factors	7
Disclosure regarding forward-looking statements	16
Prior LLC status	16
Use of proceeds	17
Dividend policy	18
Capitalization	19
Dilution	20
Selected financial data	22
Management's discussion and analysis of financial condition and results of operations	24
Business	37
Management	51
Related party transactions	61
Principal stockholders	67
Description of capital stock	69
Shares eligible for future sale	72
Underwriting	74
Legal matters	77
Experts	77
Where you can find more information	77
Index to financial statements	F-1

Through and including             , 2003 (the 25th day after commencement of this offering), federal securities law may require all dealers selling shares of our common stock, whether or not participating in this offering, to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Prospectus summary

This summary highlights some of the information contained elsewhere in this prospectus. We urge you to read the entire prospectus carefully, including the "Risk factors" section and our financial statements and notes to those statements, before deciding whether or not to buy our common stock. Prior to this offering, there will be an equity exchange transaction that will result in LECG Holding Company, a California limited liability company, becoming a wholly owned subsidiary of LECG Corporation, a Delaware corporation. LECG Corporation is the registrant in this offering. In this prospectus, we sometimes refer to common units and common unitholders as common shares and common stockholders, respectively, assuming the completion of this equity exchange transaction. Because preferred units will be redeemed in connection with this equity exchange transaction and will no longer be outstanding, these continue to be referred to as preferred units. Except as otherwise noted, when we refer to "LECG," "us," "we" and "our," this reference is made with respect to LECG Holding Company, LLC, LECG, LLC and their predecessors, The Law and Economics Consulting Group, Inc. and LECG, Inc.

LECG

We are a leading expert services firm. Our highly credentialed experts and professional staff conduct economic and financial analyses to provide objective opinions and advice that help resolve complex disputes and inform legislative, judicial, regulatory and business decision makers. We provide independent expert testimony, original authoritative studies and strategic advice to our clients. Our experts are renowned academics, former senior government officials, experienced industry leaders and seasoned consultants. We are organized and operate in a manner that is attractive to our experts by providing them with autonomy, flexibility and the support of highly capable professional staff. Our clients include Fortune Global 500 corporations, major law firms and local, state and federal governments and agencies in the United States and abroad. Since 1994, our experts and professional staff have worked on over 6,200 assignments for over 3,500 clients in over 30 countries.

Businesses, courts, arbitration panels, tribunals, regulatory authorities, legislative bodies and boards of directors throughout the world use independent expert analysis and advice to help resolve disputes through litigation, arbitration and negotiation, as well as to understand and address regulation and legislation. These processes generate ongoing demand for original economic, financial and statistical analyses, irrespective of the business cycle. The credibility of expert analysis and advice is enhanced if the work is independent, is prepared by highly qualified individuals and is informed by the objective facts and circumstances concerned. Traditional management consulting firms that apply a standard methodology to problem solving are typically unable to provide the level of specialization and customization required.

Our experts and professional staff have specialized knowledge in economic, financial and statistical theories and analysis as well as in-depth knowledge of specific markets, regulations and industries. These core competencies enable us to incorporate complex methodologies and tools developed in research settings to deliver our expert services in adversarial and non-adversarial settings. The quality of our experts' services has resulted in a high level of repeat business and the development of significant new business. For example, over 75% of our clients in 2002 had engaged us in prior years.

OUR COMPETITIVE STRENGTHS

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Renowned experts.    Our experts include internationally recognized faculty and former faculty from many of the world's best universities and individuals who have worked in or with government agencies, such as the United States Department of Justice, the United States Federal Trade Commission and the Environmental Protection Agency. The quality and experience of our experts drives the demand for our services.

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Expert services vision.    Our strategy is to hire and retain leading independent experts in fields where we believe there is substantial business opportunity for expert analysis and advice due to the significant economic and financial impact of the disputes and decisions involved. The clarity of our vision as an expert services firm simplifies our internal decision-making processes and enables us to efficiently recruit top expert talent.

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Distinctive business model.    Our incentive system generally ties expert compensation directly to individual expert performance. Under our model, significant margins are realized on the revenues generated by our professional staff rather than on the individual fees of our experts. Our experts generate assignments that utilize our professional staff and infrastructure. The result is a business model with a flat organizational structure, a variable cost structure and incentive alignment that is scalable across different disciplines and fields of expertise.

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Entrepreneurial culture.    Our comparatively non-hierarchical structure fosters an entrepreneurial culture that enables us to attract, deploy and retain leading independent experts. Our experts are successful, self-motivated, credentialed individuals who prefer to work in a non-bureaucratic organization. Our management structure is decentralized, and we allow experts high autonomy and intellectual freedom.

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Highly proficient professional staff.    We employ an experienced professional staff to support our experts. Many of our professional staff have advanced degrees in economics, finance or related disciplines, and relevant business and public service experience. Our professional staff enables our experts to focus their time on the most significant components of a project, allowing the expert to deliver a higher quality, more robust and timely work product in a cost-effective manner.

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Attractive support infrastructure.    We provide a comprehensive support infrastructure including information technology, marketing, billing, project accounting, receivables collection and other administrative support services. We believe that our support infrastructure relieves our experts from the burden of daily administrative tasks and enables our experts to be more focused, collegial and productive than established academics, researchers and other professionals who choose to consult as sole practitioners.

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Experienced, high quality leadership team.    Our leadership team has extensive experience in guiding professional services companies, including David J. Teece, PhD., our Chairman, who co-founded our company in 1988, and David P. Kaplan, our President, who managed Capital Economics, an economics consulting firm he helped found, from 1985 until he joined us in 1998. We believe our leadership team is able to effectively guide our company while also providing expert services.

OUR GROWTH STRATEGY

Since the inception of our predecessor in 1988, we have grown from one office in northern California to 23 offices in seven countries. We have grown our revenues at a compounded annual rate of over 25% for the past seven years. Since the beginning of 2002 through June 30, 2003, we have increased our number of experts by 42% to 179 and our number of professional staff by 27% to 295. We believe that there are numerous additional opportunities to continue to grow our business by:

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Expanding our base of experts.    We attract business primarily due to the reputation and renown of our experts and believe that increasing the number of our experts will increase our business. We intend to continue to identify additional experts through existing relationships and affiliations, governmental and industry knowledge and the advancement of capable members of our professional staff.

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Expanding our practice areas.    We believe that there are a number of opportunities to apply our business model and attract experts and clients in other fields, such as employment discrimination, public health and pharmacology. For example, our recent hiring of a number of experts formerly with the Center for Forensic Economic Studies allows us to expand and enhance our offerings in the labor economics and employment discrimination areas. We believe that there are numerous opportunities for our professional staff to provide additional related services, such as litigation document management, electronic discovery and historical research.

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Expanding our geographic reach.    We plan to expand our footprint to new countries and regions over time by identifying experts in locations in which there is unmet demand for expert analysis and advice. We believe that the long-term, international opportunities in expert services are substantial.

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Strengthening awareness of our brand.    Our marketing and sales efforts to date have focused on leveraging the reputations, personal relationships and professional visibility of our experts attained through prior assignments, publishing, teaching and speaking engagements. We believe that we can provide additional marketing support to raise awareness of the firm's total capabilities.

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Acquiring complementary businesses and consulting practices; developing strategic alliances.    We expect to evaluate and recruit individual experts and groups of experts who have nationally and internationally recognized stature with specific knowledge and skills that enhance or complement our existing service offerings. We may also continue to enter into strategic alliances and marketing agreements to gain exposure to new clients and broaden awareness of our service offerings.

BACKGROUND

Our predecessor company was incorporated in March 1988 as a California corporation under the name "The Law and Economics Consulting Group, Inc." This predecessor company changed its name to "LECG, Inc." in October 1997, and in December 1997, it effected an initial public offering of its common stock which was listed on the New York Stock Exchange under the symbol "XPT." In August 1998, The Metzler Group, Inc., which changed its name to Navigant Consulting, Inc. in 1999, acquired all of the outstanding common stock of our predecessor company. After the acquisition, our predecessor company operated as a wholly owned subsidiary of Navigant Consulting under the name "LECG, Inc."

In September 2000, 35 of our experts, including four of our founding experts, with equity sponsorship led by Thoma Cressey Equity Partners, executed a management buyout of substantially all of the assets and the assumption of certain liabilities of LECG, Inc. For the purpose of conducting the management buyout, these experts formed LECG Holding Company, LLC, which owns all of our operating assets through its wholly owned subsidiary, LECG, LLC.

PRINCIPAL EXECUTIVE OFFICE

Our principal executive office is located at 2000 Powell Street, Suite 600, Emeryville, California 94608 and our telephone number is (510) 985-6700.

The offering

Common stock offered by LECG Corporation	shares
Common stock to be outstanding after the offering	shares
Over-allotment option	shares
Proposed Nasdaq National Market symbol	XPRT
Use of proceeds
We will receive net proceeds from the sale of our common stock in this offering of $ million, or $ million if the underwriters exercise their over-allotment option in full, assuming an initial public offering price of $ per share, the mid-point of the range on the cover of this prospectus. We anticipate that the proceeds will be used as follows:
	–>	approximately $ million to redeem our outstanding Class A preferred units;
	–>	approximately $ million to repay amounts under our term and revolving credit facilities;
	–>	approximately $ million to pay out retained earnings for prior years for which taxes were paid by holders of units of LECG Holding Company;
	–>	approximately $ million to be distributed to holders of units of LECG Holding Company to cover these holders' current tax liabilities through the date of this offering; and
	–>	the balance for general corporate purposes, including working capital.

The number of shares of common stock to be outstanding after this offering is based on                           shares outstanding as of June 30, 2003, and excludes:

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6,582,420 shares issuable upon exercise of outstanding options as of June 30, 2003 under our 2000 Incentive Plan at a weighted average exercise price of $4.41 per share;

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shares available for future grant or issuance under our stock option plans; and

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shares available for future grant or issuance under our 2003 Employee Stock Purchase Plan.

Except as otherwise noted, the information in this prospectus assumes:

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the underwriters do not exercise their over-allotment option;

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the filing of our amended and restated certificate of incorporation;

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the effectiveness of an equity exchange transaction that will result in each outstanding common unit exchanged into                           shares of our common stock, and all outstanding options exercisable for common units will be exchanged for options exercisable for our shares of common stock on a 1 to             basis; and

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the redemption of all of our outstanding Class A preferred units.

Summary financial data

The following table sets forth our summary financial data. The data have been derived from the financial statements for the years ended December 31, 2000, 2001 and 2002 and the six months ended June 30, 2002 and 2003 included elsewhere in this prospectus. You should read this data together with our financial statements and related notes and "Management's discussion and analysis of financial condition and results of operations" included elsewhere in this prospectus.

	Year ended December 31,			Six months ended June 30,
	Combined(1) 2000
Consolidated statements of operations data		2001	2002	2002	2003

				(unaudited)
	(in thousands, except per share and operating data)
Revenues	$74,006	$100,735	$133,704	$60,854	$80,232
Cost of services:
Compensation and project costs	58,431	69,032	90,083	41,450	54,596
Stock-based compensation	344	6,735	16,645	5,585	169

Total cost of services	58,775	75,767	106,728	47,035	54,765

Gross profit	15,231	24,968	26,976	13,819	25,467
Costs of postponed equity offering	—	—	3,500	1,120	—
Operating expenses	19,434	30,755	32,651	14,756	17,001

Operating income (loss)	(4,203)	(5,787)	(9,175)	(2,057)	8,466
Interest income	138	125	42	22	21
Interest (expense)	(641)	(2,372)	(3,188)	(1,053)	(1,426)
Other income (expense), net	(1)	(384)	257	131	(243)

Income (loss) before provision for income taxes	(4,707)	(8,418)	(12,064)	(2,957)	7,304
Provision for income taxes	878	—	—	—	—

Net income (loss)	(5,585)	(8,418)	(12,064)	(2,957)	7,304
Accrued preferred dividends and accretion of preferred units	755	3,251	3,692	1,774	2,059

Net income (loss) attributable to common shares	$(6,340)	$(11,669)	$(15,756)	$(4,731)	$5,245

Net income (loss) per share:
Basic		$(0.70)	$(0.88)	$(0.27)	$0.26
Diluted		$(0.70)	$(0.88)	$(0.27)	$0.22
Shares used in calculating net income (loss) per share:
Basic		16,764	17,870	17,525	19,946
Diluted		16,764	17,870	17,525	23,981
Pro forma net income (loss) per share(2):
Basic			$(0.90)		$0.06
Diluted			$(0.90)		$0.05

Other operating data (period end)

Number of experts	96	126	172	159	179
Number of professional staff	168	232	305	310	295

	As of June 30, 2003
Consolidated balance sheet data	Actual	As adjusted(3)

	(in thousands)
Cash and cash equivalents	$3,747
Total assets	82,576
Total long-term debt	11,750
Total redeemable preferred units	35,059
Total stockholders' equity (deficit)	(6,126)

(1)
The combined information for the year ended December 31, 2000 has been prepared by combining the amounts in each line item in the consolidated statement of operations for the period from January 1, 2000 through September 28, 2000 of LECG, Inc. with the corresponding amounts for such line item in the consolidated statement of operations for the period from September 29, 2000 through December 31, 2000 of LECG Holding Company, LLC. The combined results are provided for comparative purposes only and do not purport to indicate the results of operations that would have occurred if the management buyout had taken place on January 1, 2000.

(2)
Pro forma to give effect to an income tax provision had we been treated as a corporation at the beginning of the respective periods. The pro forma income tax provision is calculated based upon SFAS 109, and accordingly takes into account permanent and temporary differences and any necessary valuation allowances. Our actual federal and state income tax effective rate in future periods may vary from the pro forma rate used or the combined federal and state statutory rate of 40%.

(3)
The as adjusted column of the balance sheet data reflects the sale of                           shares of common stock offered by us at an assumed initial public offering price of $                           per share, the mid-point of the range on the cover of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, and the application of the proceeds from the proposed offering as identified under the caption "Use of proceeds."

Risk factors

You should carefully consider the risk factors described below, together with all of the other information included in this prospectus, before you decide whether to invest in shares of our common stock. The following risks and uncertainties are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our operations. The occurrence of any of the following risks could harm our business, financial condition or results of operations. In that case, the market price of our common stock could decline, and you may lose all or part of your investment.

RISKS RELATED TO OUR BUSINESS

Our financial results could suffer if we are unable to successfully attract, integrate and retain our experts and professional staff.

Similar to professional service firms, many of our clients are attracted to LECG by their desire to engage individual experts, and the ongoing relationship with our clients is often managed primarily by our individual experts. If an expert terminates his or her relationship with us, it is probable that most of the clients and projects for which that expert is responsible will continue with the expert, and the clients will terminate their relationship with us. We generally do not have non-competition agreements with any of our experts and as a result, experts can terminate their relationship with us at any time and immediately begin to compete against us. Dr. Teece and Mr. Kaplan together accounted for 9% of our revenues and five of our experts, including Drs. Teece, Bajaj and Vandaele and Mr. Kaplan, collectively accounted for 17% of our revenues during the first six months of 2003. If any of these individuals or our other experts terminate their relationship with us or compete against us, it could materially harm our business and financial results.

In addition, if we are unable to attract, develop, motivate and retain highly qualified experts, professional staff and administrative personnel, our ability to adequately manage and staff our existing projects and obtain new projects could be impaired, which would adversely affect our business and its prospects for growth. Qualified professionals are in great demand, and we face significant competition for both senior and junior professionals with the requisite credentials and experience. Our competition comes from other consulting firms, research firms, governments, universities and other similar enterprises. Many of these competitors may be able to offer significantly greater compensation and benefits or more attractive lifestyle choices, career paths or geographic locations than we do. Increasing competition for these professionals may also significantly increase our labor costs, which could negatively affect our margins and results of operations. The loss of the services of, or the failure to recruit, a significant number of experts, professional staff or administrative personnel could harm our business, including our ability to secure and complete new projects.

Our financial results could suffer if we are unable to achieve or maintain high utilization and billing rates for our professional staff.

Our profitability depends to a large extent on the utilization and billing rates of our professional staff. Utilization of our professional staff is affected by a number of factors, including:

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the number and size of client engagements;

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our experts' use of professional staff to perform the projects they obtain from clients and the nature of specific client engagements, some of which require greater professional staff involvement than others;

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the timing of the commencement, completion and termination of projects, which in many cases is unpredictable;

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our ability to transition our professional staff efficiently from completed projects to new engagements;

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our ability to forecast demand for our services and thereby maintain an appropriate level of professional staff; and

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conditions affecting the industries in which we practice as well as general economic conditions.

The billing rates of our professional staff that we are able to charge are also affected by a number of additional factors, including:

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the quality of our expert services;

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the market demand for the expert services we provide;

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our competition and the pricing policies of our competitors; and

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general economic conditions.

If we are unable to achieve and maintain high utilization as well as maintain or increase the billing rates for our professional staff, our financial results could suffer materially.

If we are unable to manage the growth of our business successfully, our financial results and business prospects could suffer.

Since the management buyout we have experienced significant growth in the number of our experts and professional staff. For example, since January 1, 2002 through June 30, 2003, we added 63 professional staff and 53 experts. We have also expanded our practice areas and have opened offices in new locations. We may not be able to successfully manage a significantly larger and more geographically diverse workforce as we increase the number of our experts and professional staff and expand our practice areas. Additionally, growth increases the demands on our management, our internal systems, procedures and controls. To successfully manage growth, we must add administrative staff and periodically update and strengthen our operating, financial and other systems, procedures and controls, which will increase our costs and may reduce our profitability. This need to augment our support infrastructure due to growth is compounded by our decision to become a public reporting company, and the increased expense that will arise in complying with existing and new regulatory requirements. We must be able to prepare accurate and timely financial information, particularly as it relates to the on-going obligations of a public company. We may be unable to successfully implement improvements to our information and control systems in an efficient or timely manner and may discover deficiencies in existing systems and controls. Any failure to successfully manage growth could harm our financial results and business prospects.

The financial information in this prospectus may not be indicative of our current operations or future financial performance.

Our business organization and operations have undergone significant changes during the periods for which we present historical financial information in this prospectus. For example, in September 2000, our management completed a buyout of substantially all of the assets and assumed specified liabilities of LECG, Inc. and, as a result, transitioned from a wholly owned subsidiary of Navigant Consulting, Inc., a publicly held corporation, to an independently owned limited liability company.

Prior to the management buyout, rather than identifying each operating expense, many of our costs were allocated by our former parent company and were not necessarily reflective of actual expenses that would have been incurred if we had operated independently. In addition, after the management buyout, we incurred financing costs and expert bonuses arising from the management buyout which substantially reduced profitability in 2000, and interest charges resulting from debt issued in connection with the management buyout have reduced profitability since then. Goodwill was recorded on the balance sheet at the time of the management buyout, and during the remainder of 2000 and in 2001 there was a substantial charge for amortization of this goodwill. Due to changes in accounting for goodwill, beginning in 2002 we no longer amortize goodwill resulting from the management buyout, but we will assess the impairment of goodwill at least annually, and whenever events or significant changes in circumstances indicate that the carrying value may not be recoverable. In addition, after the management buyout, we incurred charges to income related to options to purchase equity that were issued to certain employees and affiliates, particularly newly-hired experts.

We have also added a new non-testifying service offering related to the recovery of large insurance claims for which our fees include a significant performance-based component. Such revenue constituted 8% of our total revenue in the six months ended June 30, 2003. Because these fees are contingent on the amounts recovered by our clients, revenue on such cases, which is recognized only on receipt, is not certain, the timing of recovery is difficult to predict, and may not arrive evenly through the year thereby affecting our quarter by quarter results. The historical financial information in this prospectus also does not reflect the added costs we expect to incur as a public company or the resulting changes that will occur in our capital structure and operations. In particular, prior to this offering we operated through a limited liability company that was treated as a partnership for tax purposes. In preparing our pro forma financial information we estimated income taxes based on an estimated tax rate, which may be different from our actual tax rate in the future. As a result of these and other factors, the historical and pro forma financial information in this prospectus may not be representative of our current operations or indicative of our future financial performance.

We depend on the complex damages, competition policy/antitrust and environmental and insurance claims consulting practice areas, which could be adversely affected by changes in the legal, regulatory and economic environment.

Our business is heavily concentrated in the practice areas of complex damages, competition policy/antitrust, including mergers and acquisitions and environmental and insurance claims. For purposes of measuring practice area concentration, our financial systems do not presently capture practice area revenues as they are recorded. Instead, we presently capture the value of billings. Projects in our complex damages practice area accounted for 36% of our billings in 2002. Projects in our competition policy/antitrust practice area, including mergers and acquisitions, accounted for 23% of our billings in 2002. Projects in our environmental and insurance claims practice area, of which some have performance-based compensation, accounted for 17% of our billings in 2002. Changes in the federal antitrust laws or the federal regulatory environment, changes in environmental laws or changes in judicial interpretations of these laws could substantially reduce the need for expert consulting services in these areas. This would reduce our revenues and the number of future projects in these practice areas. For example, Senate Bill 1125 provides for the creation of a trust fund as the exclusive remedy to resolve the claims of victims for bodily injury caused by asbestos exposure, which if enacted into law, would negatively impact our insurance claims practice area. In addition, adverse changes in general economic conditions, particularly conditions influencing the merger and acquisition activity of larger companies, could also negatively impact the number and scope of our projects in proceedings before the Department of Justice and the Federal Trade Commission.

Additional hiring and acquisitions could disrupt our operations, increase our costs or otherwise harm our business.

Our business strategy is dependent in part upon our ability to grow by hiring individuals or groups of experts and by acquiring other expert services firms. However, we may be unable to identify, hire, acquire or successfully integrate new experts and consulting practices without substantial expense, delay or other operational or financial problems. And, we may be unable to achieve the financial, operational and other benefits we anticipate from any hiring or acquisition. Hiring additional experts or acquiring other expert services firms could also involve a number of additional risks, including:

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the diversion of management's time, attention and resources, especially since Dr. Teece, our Chairman, and Mr. Kaplan, our President, also provide consulting services that account for a significant amount of our revenues;

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loss of key acquired personnel;

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potential impairment of existing relationships with our experts, professionals and clients;

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the creation of conflicts of interest that require us to decline engagements that we otherwise could have accepted;

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increased costs to improve, coordinate or integrate managerial, operational, financial and administrative systems;

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dilution of our stock as a result of issuing equity securities in connection with hiring new experts or acquiring other expert services firms;

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the assumption of liabilities of an acquired company; and

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difficulties in integrating diverse corporate cultures.

Competition for future hiring and acquisition opportunities in our markets could increase the compensation we offer to potential experts or the price we pay for businesses we wish to acquire. In addition, this increased competition could make it more difficult to retain our experts. The occurrence of any of these events could harm our business, financial condition and results of operations.

Projects may be terminated suddenly, which may negatively impact our financial results.

Our projects generally center around decisions, disputes, proceedings or transactions in which clients are seeking expert advice and opinions. Our projects can terminate suddenly and without advance notice to us. Our clients may decide at any time to settle their disputes or proceedings, to abandon their transactions or to take other actions that result in the early termination of a project. Our clients are under no contractual obligation to continue using our services. If an engagement is terminated unexpectedly, or even upon the completion of a project, our professionals working on the engagement may be underutilized until we assign them to other projects. The termination or significant reduction in the scope of a single large engagement could negatively impact our results of operations.

Conflicts of interest could preclude us from accepting projects.

We provide our services primarily in connection with significant or complex decisions, disputes and regulatory proceedings that are usually adversarial or involve sensitive client information. Our engagement by a client may preclude us from accepting projects with our clients' competitors or adversaries because of conflicts of interest or other business reasons. As we increase the size of our operations, the number of conflict situations can be expected to increase. Moreover, in many industries in which we provide services, for example the petroleum industry, there has been a continuing trend toward business consolidations and strategic alliances. These consolidations and alliances reduce the number of companies that may seek our services and increase the chances that we will be unable to accept new projects as a result of conflicts of interest. If we are unable to accept new assignments for any reason, our professional staff may become underutilized, which would adversely affect our revenues and results of operations in future periods.

Our ability to maintain and attract new business depends upon our reputation, the professional reputation of our experts and the quality of our services on client projects.

Our ability to secure new projects depends heavily upon our reputation and the individual reputations of our experts. Any factor that diminishes our reputation or that of our experts could make it substantially more difficult for us to compete for new projects and clients. Similarly, because we obtain many of our new projects from clients that we have worked with in the past or from referrals by those clients, any client that questions the quality of our work or that of our experts could seriously impair our ability to secure additional new projects and clients.

In litigation, we believe that there has been an increase in the frequency of challenges made by opposing parties to the qualifications of experts. In the event a court or other decision-maker determines that an expert is not qualified to serve as an expert witness in a particular matter, then this determination could harm the expert's reputation and ability to act as an expert in other engagements which could in turn harm our business reputation and our ability to obtain new engagements.

Our engagements could result in professional liability, which could be very costly and hurt our reputation.

Our projects typically involve complex analysis and the exercise of professional judgment. As a result, we are subject to the risk of professional liability. Many of our projects involve matters that could have a severe impact on a client's business, cause a client to lose significant amounts of money or prevent a client from pursuing desirable business opportunities. If a client questions the quality of our work, the client could threaten or bring a lawsuit to recover damages or contest its obligation to pay our fees. Litigation alleging that we performed negligently or breached any other obligations to a client could expose us to significant liabilities and damage our reputation. In addition, we may not have adequate insurance to cover these types of claims. Litigation, regardless of the outcome, is often very costly, could result in distractions to our management and experts and could harm our business and our reputation.

Intense competition from economic, business and financial consulting firms could hurt our business.

The market for expert consulting services is intensely competitive, highly fragmented and subject to rapid change. Many of our competitors are national and international in scope and have significantly greater personnel, financial, technical and marketing resources. In addition, these competitors may generate greater revenues and have greater name recognition than we do. We may be unable to compete successfully with our existing competitors or with any new competitors. There are relatively low barriers to entry, and we have faced and expect to continue to face additional competition from new entrants into the economic, business and financial consulting industries. In the litigation and regulatory expert services markets, we compete primarily with economic, business and financial consulting firms and individual academics. Expert services are also available from a variety of participants in the business consulting market, including general management consulting firms, the consulting practices of major accounting firms, technical and economic advisory firms, regional and specialty consulting firms, small "niche" consulting companies and the internal professional resources of companies.

We are subject to additional risks associated with international operations.

We currently have operations in Argentina, Australia, Canada, New Zealand, South Korea and the United Kingdom. In 2002, 5% of our revenues was attributable to activities outside of the United States, and in the six months ended June 30, 2003, 8% of our revenues was attributable to activities outside of the United States. We may continue to expand internationally and our international revenues may account for an increasing portion of our revenues in the future. Our international operations carry special financial and business risks, including:

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greater difficulties in managing and staffing foreign operations;

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less stable political and economic environments;

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cultural differences that adversely affect utilization;

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currency fluctuations that adversely affect our financial position and operating results;

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unexpected changes in regulatory requirements, tariffs and other barriers;

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civil disturbances or other catastrophic events that reduce business activity; and

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greater difficulties in collecting accounts receivable.

The occurence of any one of these factors could have an adverse effect on our operating results.

Our dispute with Navigant Consulting, Inc. could harm our business and financial results.

We have a dispute with Navigant Consulting, Inc. arising out of our management led buyout of certain of the assets and liabilities of LECG, Inc. from Navigant Consulting and LECG, Inc. In the management led buyout, we acquired substantially all of the assets and assumed certain liabilities of LECG, Inc. pursuant to an asset purchase agreement with Navigant Consulting and LECG, Inc. dated September 29, 2000. Under the asset purchase agreement, up to $5.0 million of the purchase price was deferred contingent upon whether specific individuals listed on a schedule to the asset purchase agreement had an employment, consulting, contracting or other relationship with us on September 29, 2001.

Navigant Consulting contends that it is entitled to a payment of approximately $4.9 million plus interest with respect to the contingent purchase price amount. On several occasions before and after September 29, 2001, we notified Navigant Consulting that several of the individuals listed on the schedule to the asset purchase agreement did not have an employment, consulting, contracting or other relationship with us on September 29, 2001, and as a consequence, we believe its claim is without merit. If Navigant Consulting initiates legal proceedings against us, a decision against us could harm our financial results and financial position.

RISKS RELATED TO THIS OFFERING

Because there has been no prior trading market for our common stock, it could trade at prices below the initial public offering price.

Before this offering, there has not been a public trading market for shares of our common stock. An active trading market may not develop or be sustained after this offering. The initial public offering price for the shares will be determined by negotiations between us and representatives of the underwriters. This price may bear no relationship to the price at which our common stock will trade after this offering.

Our stock price may be volatile, and you may not be able to resell your shares at or above the initial public offering price.

The price of our common stock after the offering may fluctuate widely, depending upon many factors, including but not limited to the risk factors listed above and the following:

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variations in our quarterly results of operations;

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the hiring or departure of key personnel, including experts;

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our ability to maintain high utilization of our professional staff;

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announcements by us or our competitors;

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the loss of significant clients;

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changes in our reputation or the reputations of our experts;

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acquisitions or strategic alliances involving us or our competitors;

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changes in the legal and regulatory environment affecting businesses to whom we provide services;

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changes in estimates of our performance or recommendations by securities analysts;

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inability to meet quarterly or yearly estimates or targets of our performance; and

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market conditions in the industry and the economy as a whole.

Our share price could decline due to the large number of outstanding shares of our common stock eligible for future sale.

The market price of our common stock could decline as a result of sales of substantial amounts of our common stock in the public market after this offering, or from the perception that these sales could occur. These sales could also make it more difficult for us to sell our equity or equity-related securities in the future at a time and price that we deem appropriate.

Immediately after this offering is completed, we will have                      shares of common stock outstanding, or                      shares if the representatives of the underwriters exercise their over-allotment option in full. The                      shares sold pursuant to this offering will be immediately tradable without restriction. Of the remaining shares:

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no shares will be eligible for sale immediately upon completion of this offering;

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shares will be eligible for sale upon the expiration of lockup agreements, beginning 180 days after the date of this prospectus, subject in some cases to the volume and other restrictions of Rule 144 and Rule 701 under the Securities Act of 1933, as amended; and

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shares will be eligible for sale upon the exercise of vested options 180 days after the date of this prospectus.

The representatives of the underwriters may, in their sole discretion and at any time without notice, release all or any portion of the securities subject to lock-up agreements. After the closing of this offering, we intend to register                      shares of common stock reserved for issuance under our stock incentive plans.

After this offering, we will continue to be controlled by our management and members of our board of directors, whose interests may differ from those of our other stockholders.

After completion of this offering, our executive officers and members of our board of directors will beneficially own approximately    % of our outstanding shares of common stock, or    % if the underwriters' over-allotment option is exercised in full. As a result, our executive officers and directors will be able to influence the outcome of matters requiring a stockholder vote, including the election of directors and the approval of significant transactions, thereby controlling our affairs and our management. The interests of our executive officers and directors may conflict with or not be the same as the interests of stockholders who are not officers or directors and, through control of our board of directors, the executive officers and directors may delay, defer or even prevent a change in control of our company, and may make some transactions more difficult or impossible. Examples of potentially conflicting transactions include proxy contests, tender offers, mergers or other purchases of common stock that could give you the opportunity to realize a premium over the then-prevailing market price of our common stock.

You will experience immediate and substantial dilution in the book value of your common stock.

Investors purchasing shares of our common stock in this offering will pay more for their shares than the amount paid by existing stockholders who acquired shares prior to this offering. If you purchase common stock in this offering, you will incur immediate and substantial dilution in net tangible book value of approximately $                      per share. If the holders of outstanding options exercise those options, you will incur further dilution.

The issuance of preferred stock could discourage or prevent an acquisition of our company, even if the acquisition would be beneficial to our stockholders.

Our board of directors has the authority to issue preferred stock and to determine the preferences, limitations and relative rights of shares of preferred stock and to fix the number of shares constituting any series and the designation of such series, without any further vote or action by our stockholders. The preferred stock could be issued with voting, liquidation, dividend and other rights superior to the rights of our common stock. The potential issuance of preferred stock may make it more difficult for a person to acquire a majority of our outstanding voting stock, and thereby delay or prevent a change in control of us, discourage bids for our common stock over the market price and adversely affect the market price and the relative voting and other rights of the holders of our common stock.

Our charter documents and Delaware law could prevent a takeover that stockholders consider favorable and could also reduce the market price of our stock.

Our amended and restated certificate of incorporation and our bylaws will contain provisions that could delay or prevent a change in control of our company. Some of these provisions prohibit stockholder actions by written consent and provide for a classified board of directors.

In addition, the provisions of Section 203 of Delaware General Corporate Law govern us. These provisions may prohibit large stockholders, in particular those owning 15% or more of our outstanding voting stock, from merging or combining with us. These and other provisions in our amended and restated certificate of incorporation, our bylaws and under Delaware law could reduce the price that investors might be willing to pay for shares of our common stock in the future and result in the market price being lower than it would be without these provisions.

Disclosure regarding forward-looking statements

This prospectus, including the sections entitled "Prospectus summary," "Risk factors," "Management's discussion and analysis of financial condition and results of operations" and "Business," may contain forward-looking statements. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. These risks and other factors include, but are not limited to, those listed under "Risk factors." In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "could," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "intends," "potential," "continue" or the negative of these terms or other comparable terminology.

We may decide to communicate our future expectations to our investors. However, there may be events in the future that we are not able to accurately predict or control and that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Investors are cautioned that all forward-looking statements involve risks and uncertainties, and actual results may differ materially from those discussed as a result of various factors, including those factors described in the "Risk factors" section of this prospectus.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. We do not intend to update any of the forward-looking statements after the date of this prospectus to conform our prior statements to actual results or changed expectations.

Prior LLC status

Since September 29, 2000, we have been treated for federal and state income tax purposes as a partnership under Subchapter K of the Internal Revenue Code of 1986, as amended, and comparable state tax laws. As a result, our earnings from such date through the day preceding the date of termination of our partnership status have been or will be, as the case may be, taxed, with certain exceptions, for federal and certain state income tax purposes directly to our unitholders rather than to us. The termination of our limited liability company status will occur prior to the date of the closing of this offering.

Historically, because we have been taxed as a partnership, we have distributed to our unitholders an amount equal to the balance of the federal and state income taxes estimated to be paid by unitholders related to our earnings. We made distributions of $200,000 to unitholders in 2001, $2.8 million in 2002, and through June 30, 2003, we have made distributions of $3.0 million to unitholders for their tax liabilities arising from 2002 and 2003. During the third quarter of 2003, we have made distributions to our unitholders of approximately $2.8 million and anticipate that, prior to the offering, we will distribute an additional $1.2 million with respect to our unitholders' tax liabilities.

Use of proceeds

We estimate that the net proceeds from the sale of the                           shares of common stock that we are selling in this offering will be $                            million, based on an assumed initial public offering price of $                           per share, the mid-point of the range on the front cover of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters' over-allotment option is exercised in full, we estimate that we will receive net proceeds of $                           million.

We currently estimate that we will use the net proceeds of this offering, together with our cash on hand, for the following:

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approximately $              million to redeem our Class A preferred units, which is equal to their original issuance price plus cumulative dividends that have accrued at a rate of 8% per annum, compounded quarterly, since September 2000 and are mandatorily redeemable as a result of this offering;

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approximately $              million to repay indebtedness under our term and revolving credit facilities;

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approximately $              million to pay out retained earnings for prior years for which taxes have been paid by holders of units of LECG Holding Company;

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approximately $              million to be distributed to holders of units of LECG Holding Company to cover these holders' current tax liabilities through the date of this offering; and

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the balance for our general corporate purposes, including working capital.

Our indebtedness under our credit facility has two components, a term component and a revolver component. The term facility bears interest, at our option, of either, (1) LIBOR plus 3.25% or (2) the prime rate plus 1.25%. The revolver facility bears interest, at our option, of either, (1) LIBOR plus 3.0% or (2) the prime rate plus 1.0%. In March 2003, we entered into an amendment to our credit agreement that increased our term facility to $18.0 million and the revolver facility to $12.0 million and extended the term from June 30, 2005 to March 31, 2006. We primarily used the additional credit capacity to fund the working capital required by our continued growth. As of June 30, 2003, the applicable borrowing rate for the term loan was 4.5% and the borrowing rate for the revolving credit facility was 5.25%.

We will retain broad discretion in the allocation of the net proceeds of this offering. Should we determine to employ cash resources for the acquisition of complementary businesses, products or technologies, the amounts available for the purposes cited above may be significantly reduced. Although we evaluate potential acquisitions in the ordinary course of business, we have no specific understandings, commitments or agreements with respect to any acquisition or investment at this time.

Until we use the net proceeds of this offering for the above purposes, we intend to invest the funds in short-term, investment-grade, interest-bearing securities. We cannot predict whether the proceeds invested will yield a favorable return.

Dividend policy

We currently expect that we will retain our future earnings, if any, for use in the operation and expansion of our business and do not anticipate paying any dividends in the foreseeable future. Future cash dividends, if any, will be at the discretion of our board of directors and will depend upon, among other things, our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors the board of directors may deem relevant. Our credit facility contains restrictions on our ability to pay cash dividends. Historically, because we have been taxed as a partnership, we have distributed to our unitholders an amount equal to the balance of the federal and state income taxes estimated to be paid by unitholders related to our earnings.

Capitalization

The following table sets forth our capitalization as of June 30, 2003. Our capitalization is also presented on an as adjusted basis:

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to reflect the sale of                      shares of common stock offered by us at an assumed initial public offering price of $                      per share, the mid-point of the range on the cover of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us; and

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the application of the proceeds from the proposed offering as identified under the caption "Use of proceeds."

You should read the capitalization table together with the sections of this prospectus entitled "Selected financial data" and "Management's discussion and analysis of financial condition and results of operations" and with our financial statements and related notes beginning on page F-1.

	As of June 30, 2003
	Actual	As adjusted

	(unaudited, in thousands)
Cash and cash equivalents	$3,747	$

Total long-term debt	$11,750	$
Redeemable Class A preferred units, no par value, 39,536 units authorized, issued and outstanding, actual; no units issued and outstanding, as adjusted(1)	35,059
Stockholders' equity:
Common stock, no par value, 20,437,049 units authorized issued and outstanding, actual; 200,000,000 shares authorized and shares issued and outstanding, as adjusted	31,212
Deferred equity compensation	(1,091)
Accumulated other comprehensive loss	(75)
Notes receivable from unitholders	(283)
Accumulated deficit	(35,889)

Total stockholders' equity (deficit)	(6,126)

Total capitalization	$40,683	$

(1)
Each preferred unit is carried on the balance sheet at a value of less than its $1,000 stated value. This value was initially recorded at $815 on September 29, 2000 based on an assessment of fair value.

In addition to the shares of common stock to be outstanding after the offering, we may issue additional shares of common stock under the following plans and arrangements:

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6,582,420 shares issuable upon exercise of outstanding options as of June 30, 2003 under our 2000 Incentive Plan at a weighted average exercise price of $4.41 per share;

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shares available for future grant or issuance under our stock option plans; and

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shares available for future grant or issuance under our 2003 Employee Stock Purchase Plan.

Dilution

At June 30, 2003, our net tangible book value was $                      million, or $                    per share of common stock. Net tangible book value per share is equal to our total tangible assets less our total liabilities, divided by the total number of shares of our common stock outstanding. After giving effect to the sale of the shares of our common stock offered by us at an assumed initial public offering price of $                    per share, the mid-point of the range on the cover of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, and the application of the proceeds from the proposed offering as identified under the caption "Use of proceeds," our net tangible book value at June 30, 2003 would have been $                       million, or $                    per share. This represents an immediate increase in net tangible book value of $                    per share to existing stockholders and an immediate dilution of $                    per share to new investors purchasing shares of our common stock in this offering.

The following table illustrates the dilution per share:

Assumed initial public offering price per share	$
Net tangible book value per share at June 30, 2003, before giving effect to this offering	$
Increase in net tangible book value per share attributable to new investors purchasing shares in this offering
Net tangible book value per share after giving effect to this offering
Dilution in net tangible book value per share to new investors

If the underwriters exercise their over-allotment option in full, the net tangible book value per share after giving effect to this offering would be $                    per share, and the dilution in net tangible book value per share to new investors would be $                    per share.

The following table summarizes, as of June 30, 2003, the differences between the number of shares of common stock purchased from us, the total cash consideration paid and the average price per share paid by the existing stockholders and by the new investors purchasing stock in this offering at an assumed initial public offering price of $                    per share, before deducting the underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares Purchased			Total Cash Consideration
Average Price Per Share
	Number	Percentage		Amount	Percentage

Existing stockholders			%	$		%	$
New investors			%			%

Total		100%			$100%

If the underwriters exercise their over-allotment option in full, our existing stockholders would own       % and our new investors would own       % of the total number of shares of our common stock outstanding after this offering.

The preceding discussion and tables assume no exercise of stock options outstanding as of June 30, 2003, and assumes no exercise of:

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6,582,420 shares issuable upon exercise of outstanding options as of June 30, 2003 under our 2000 Incentive Plan at a weighted average exercise price of $4.41 per share;

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shares available for future grant or issuance under our stock option plans; and

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shares available for future grant or issuance under our 2003 Employee Stock Purchase Plan.

Assuming the exercise in full of all options outstanding and exercisable as of June 30, 2003, the average price per share paid by our existing stockholders would be reduced by $                     per share to $                    per share.

After this offering and assuming the exercise in full of all options outstanding and exercisable as of June 30, 2003, our net tangible book value per share as of June 30, 2003 would be $                    per share, representing an immediate increase in net tangible book value of $                    per share to existing stockholders and an immediate dilution in net tangible book value of $                    per share to new investors.

Selected financial data

You should read the following selected financial and operating data together with our financial statements and related notes and "Management's discussion and analysis of financial condition and results of operations" included elsewhere in this prospectus.

We derived the consolidated statements of operations data:

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for the period from January 1, 2000 to September 28, 2000 and the period from September 29, 2000 to December 31, 2000 and the years ended December 31, 2001 and 2002 set forth below from our audited financial statements set forth elsewhere in this prospectus;

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for the year ended December 31, 1999 from our audited financial statements; and

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for the year ended December 31, 1998 and the six months ended June 30, 2002 and 2003 from our unaudited consolidated financial statements. In management's opinion, these unaudited statements have been prepared on substantially the same basis as the audited consolidated financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the consolidated financial information for the periods presented.

Reference to "Our Predecessor" is to LECG, Inc. prior to September 29, 2000, the effective date of the management buyout of our business from Navigant Consulting.

	Our Predecessor
						LECG
				LECG
	Year Ended Dec. 31,				Combined(1)	Year Ended December 31,		Six Months Ended June 30,
			Jan. 1, 2000 to Sep. 28, 2000	Sep. 29, 2000 to Dec. 31, 2000	Year Ended Dec. 31, 2000
Consolidated statements of operations data
	1998	1999				2001	2002	2002	2003
	(in thousands)

Revenues	$69,221	$74,539	$54,517	$19,489	$74,006	$100,735	$133,704	$60,854	$80,232
Cost of services:
Compensation and project costs	44,072	49,909	39,432	18,999	58,431	69,032	90,083	41,450	54,596
Stock-based compensation	—	—	—	344	344	6,735	16,645	5,585	169

Total cost of services	44,072	49,909	39,432	19,343	58,775	75,767	106,728	47,035	54,765

Gross profit	25,149	24,630	15,085	146	15,231	24,968	26,976	13,819	25,467
Costs of postponed equity offering	—	—	—	—	—	—	3,500	1,120	—
Operating expenses	13,503	15,976	12,892	6,542	19,434	30,755	32,651	14,756	17,001

Operating income (loss)	11,646	8,654	2,193	(6,396)	(4,203)	(5,787)	(9,175)	(2,057)	8,466
Interest income	591	95	20	118	138	125	42	22	21
Interest (expense)	—	—	—	(641)	(641)	(2,372)	(3,188)	(1,053)	(1,426)
Other income (expense), net	7	81	—	(1)	(1)	(384)	257	131	243

Income (loss) before provision for income taxes	12,244	8,830	2,213	(6,920)	(4,707)	(8,418)	(12,064)	(2,957)	7,304
Provision for income taxes	2,523	3,744	878	—	878	—	—	—	—

Net income (loss)	9,721	5,086	1,335	(6,920)	(5,585)	(8,418)	(12,064)	(2,957)	7,304
Accrued preferred dividends and accretion of preferred units	—	—	—	755	755	3,251	3,692	1,774	2,059

Net income (loss) attributable to common shares	$9,721	$5,086	$1,335	$(7,675)	$(6,340)	$(11,669)	$(15,756)	$(4,731)	$5,245

	Our Predecessor
						LECG
				LECG
	Year Ended Dec. 31,				Combined(1)	Year Ended December 31,		Six Months Ended June 30,
			Jan. 1, 2000 to Sep. 28, 2000	Sep. 29, 2000 to Dec. 31, 2000	Year Ended Dec. 31, 2000
Consolidated statements of operations data
	1998	1999				2001	2002	2002	2003
	(shares in thousands)

Net income (loss) per share:
Basic				$(0.46)		$(0.70)	$(0.88)	$(0.27)	$0.26
Diluted				$(0.46)		$(0.70)	$(0.88)	$(0.27)	$0.22
Pro forma net income (loss) per share(2):
Basic							$(0.90)		$0.06
Diluted							$(0.90)		$0.05
Shares used in calculating net income (loss) per share:
Basic				16,592		16,764	17,870	17,525	19,946
Diluted				16,592		16,764	17,870	17,525	23,981

	Our Predecessor		LECG
	As of December 31,					As of June 30, 2003
Consolidated balance sheet data	1998	1999	2000	2001	2002
	(in thousands)

Cash and cash equivalents	$4,658	$—	$7,460	$3,086	$2,576	$3,747
Total assets	56,240	32,188	66,349	65,306	75,696	82,576
Total long-term debt	—	—	18,000	13,800	15,050	11,750
Total redeemable preferred units	—	—	25,132	29,231	33,000	35,059
Total net assets(3)		11,954
Total stockholders' equity (deficit)	39,163		(1,307)	(6,766)	(8,632)	(6,126)

(1)
The combined information for the year ended December 31, 2000 has been prepared by combining the amounts in each line item in the consolidated statement of operations for the period from January 1, 2000 through September 28, 2000 of LECG, Inc., with the corresponding amounts for such line item in the consolidated statement of operations for the period from September 29, 2000 through December 31, 2000 of LECG Holding Company, LLC. The combined results are provided for comparative purposes only and do not purport to indicate the results of operations that would have occurred if the management buyout had taken place on January 1, 2000.

(2)
Pro forma to give effect to an income tax provision had we been treated as a corporation at the beginning of the respective periods. The pro forma income tax provision is calculated based upon SFAS 109, and accordingly takes into account permanent and temporary differences and any necessary valuation allowances. Our actual federal and state income tax effective rate may vary from the pro forma rate used or the combined federal and state statutory rate of 40%.

(3)
Represents the net assets of our predecessor operated as a wholly owned subsidiary of Navigant Consulting.

Management's discussion and analysis of financial condition and results of operations

The following discussion should be read together with our financial statements and related notes appearing elsewhere in this prospectus. This discussion contains forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including but not limited to those set forth under "Risk factors" and elsewhere in this prospectus.

OVERVIEW

We are a leading expert services firm. We provide independent testimony, authoritative studies and advisory services to help resolve commercial disputes and inform legislative, judicial and regulatory decision makers. Our experts and professional staff conduct sophisticated economic, financial, statistical and forensic analyses for our clients. Our experts are renowned academics, former high-level government officials, experienced industry leaders and seasoned consultants. We are organized and operate in a manner that is attractive to our experts by providing them with autonomy, flexibility and the support of a highly capable professional staff.

Historical background

We have provided expert services since 1988, initially operating our business under the name "The Law and Economics Consulting Group, Inc." In 1997, we completed an initial public offering of our common stock under the name "LECG." These shares were listed on the New York Stock Exchange under the symbol "XPT." In 1998, we were acquired by The Metzler Group, Inc., which changed its name to Navigant Consulting, Inc. We operated as a wholly owned subsidiary of Navigant Consulting under the name "LECG, Inc." until September 28, 2000.

On September 29, 2000, 35 of our experts, including four of our founding experts, with equity sponsorship led by Thoma Cressey Equity Partners, executed a management buyout of substantially all of the assets and certain of the liabilities of LECG, Inc. for a purchase price of approximately $44.3 million.

Impact of offering

Conversion to C Corporation

In connection with this offering, holders of common units of LECG Holding Company will become holders of shares of common stock of LECG Corporation, a Delaware C corporation, and will receive $    million in taxed but undistributed earnings of LECG retained since September 29, 2000 and approximately $        million to cover their additional income tax liabilities for 2003.

Redemption of Class A preferred units

In connection with this offering and our conversion to a C corporation, we will redeem all of our outstanding Class A preferred units for approximately $              million, which is equal to their original issuance price plus cumulative dividends that have accrued at a rate of 8% per annum, compounded quarterly. Approximately $              million of the $              million paid to preferred unitholders reflects the difference between the aggregate stated value, approximately $1,000 per preferred unit, and the aggregate carrying value, approximately $             per preferred unit. This difference, known as accretion of preferred units, would have been recorded as a decrease to net income (loss) attributed to common shares throughout the remaining periods that the preferred units were outstanding. Because these units will be redeemed prior to their originally scheduled redemption date, the remaining accretion will be accelerated into the period in which the redemption occurs. Consequently, we anticipate that we will incur a reduction to net income (loss) attributed to common shares of approximately $              million in the quarter in which the offering and the redemption occurs.

Recent developments

An important element of our growth strategy is the hiring of additional experts. This hiring is designed to deepen our existing service offerings and to add new experts and related professional staff to new practice areas. While recruiting and hiring of experts occurs on a regular basis, we have added several large groups of experts and related professional staff since the management buyout.

In March 2001, we acquired 10 experts and 22 professional staff focused on environmental issues. In connection with this transaction, we paid their previous employer $2.8 million, which was recorded on our balance sheet as goodwill. In addition, we paid $1.8 million in signing bonuses to the recruited group. These signing bonuses were amortized over the period during which they could be recovered from the employee if he or she left us, resulting in compensation expense of $1.6 million in 2001 and $206,000 in 2002.

In June 2002, we acquired 10 experts and 25 professional staff who were formerly partners or employees of Arthur Andersen LLP focused primarily on insurance claims. In connection with this transaction, we paid Arthur Andersen LLP $2.9 million, $1.1 million of which was recorded on our balance sheet as goodwill and $1.8 million of which was allocated to other intangible assets. Arthur Andersen LLP agreed among other things to release its claims to any future payments for various on-going projects and to release these individuals from non-competition covenants. The intangible assets are being amortized over an 18-month period ending December 31, 2003. Amortization expense was $650,000 in 2002 and $600,000 in the six months ended June 30, 2003. In addition, we paid or committed to pay $597,000 in signing bonuses to the recruited group. These signing bonuses are being amortized through 2006, the period during which they could be recovered from the employee if he or she left us, resulting in compensation expense of $87,000 in 2002 and $75,000 in the six months ended June 30, 2003.

In August 2003, we entered into an agreement with four experts who were equity owners of the Center for Forensic Economic Studies focused primarily on labor economics. These experts, along with ten professional staff, have become employees of ours. In connection with this transaction, we paid $2.4 million at closing, will pay up to $2.1 million per year for four years plus interest at a rate of 4% per year, depending on the performance of this group of experts and professional staff, and issued 225,000 common shares that vest over five years, assuming such experts remain our employees. We expect to allocate the majority of the $2.4 million initial purchase price to goodwill. Additional purchase price will be recorded in subsequent years, if the performance targets are met.

Operations

Historically, we have derived our revenues almost exclusively from professional service fees that are billed at standard hourly rates on a time and expense basis. Revenues related to these services are recognized in the period in which services are performed. We also offer services related to large insurance claims for which our fee includes a significant performance-based component. Due to the uncertainty regarding the amount and timing of performance-based compensation, revenues from this service offering are being recorded when the earnings process is complete and collectibility is reasonably assured. For the six months ended June 30, 2003, this component represented approximately 8% of our revenues.

Revenues are comprised of:

–>
Fees for the services of our professional staff;

–>
Fees for the services of our experts; and

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Amounts we charge for services provided by others and reimbursable by clients, including travel, document reproduction, messenger services and other costs.

The following table summarizes our revenues from these sources by quarter from January 1, 2002 to June 30, 2003.

	Three months ended
	Mar. 31, 2002	June 30, 2002	Sept. 30, 2002	Dec. 31, 2002	Mar. 31, 2003	June 30, 2003

	(in thousands)
Professional staff revenues	$15,665	$18,303	$19,766	$20,162	$20,836	$21,577
Expert revenues	11,895	12,723	13,354	16,443	16,483	17,643
Reimbursable expenses	1,010	1,259	1,638	1,487	1,480	2,212

Revenues	$28,570	$32,285	$34,758	$38,092	$38,799	$41,432

Compensation and project costs are comprised of:

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Salary, bonuses, taxes and benefits of all professional staff and a limited number of experts;

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Expert compensation to be paid to experts as a percentage of their individual professional fees;

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Fees paid to experts as project origination fees on work the experts secure or manage;

–>
Costs that are reimbursable by clients, including travel, document reproduction, messenger services and other costs; and

–>
Signing bonuses associated with the hiring of experts and professional staff.

Hourly fees charged by the professional staff that support our experts, rather than the hourly fees charged by our experts, generate a majority of our gross profit. Under our business model, our experts are compensated based on a percentage of their billings from 30% to 100%, averaging approximately 80% of their individual billings on particular projects. Experts are only paid when we have received payment from our clients. As of June 30, 2003, 88% of our experts are paid under this model. In 2002, we hired 22 experts who are compensated on a salary basis. It is our intention to seek to convert the compensation of many of these experts to our distinctive business model in the future.

Because of the manner in which we pay our experts, our gross profit is significantly dependent on the margin on our professional staff services. The number of professional staff assigned to a project will vary depending on the size, nature and duration of each engagement. We manage our personnel costs by monitoring engagement requirements and utilization of the professional staff. As an inducement to encourage experts to utilize our professional staff, experts generally receive project origination fees for projects they secure or manage. These fees are based primarily on a percentage of the collected professional staff fees. In each of the year ended December 31, 2002 and the six months ended June 30, 2003, these fees averaged 14% of professional staff revenues.

We withhold 5% percent of our non-salaried experts' total compensation every quarter, to a maximum of $50,000 for each expert per year. The amount withheld may, at the board of directors' discretion, be used to offset operational expenses, pay discretionary bonuses to professional staff and administrative staff, or, if not so used, be paid to the experts after the conclusion of the fiscal year.

Decisions to accrue any of these amounts for payment to experts is made on a quarterly basis. The board of directors has delegated this quarterly decision to Dr. Teece, our Chairman, and Mr. Kaplan, our President.

Hiring of additional experts sometimes involves the payment of cash signing bonuses. Signing bonuses are generally amortized over the term defined in the employment agreement for the period during which they could be recovered from the employee if he or she were to leave us prior to a specified date. Recently, most of our agreements allow us to recover signing bonuses over a two- to four-year period. Prior to 2002, most of our agreements allowed for a one-year recovery period.

CRITICAL ACCOUNTING POLICIES

Revenue recognition

We recognize revenues as we perform services for our clients. Our revenues are primarily recognized as the product of the hours worked and the hourly rates agreed to by our clients and also include amounts recoverable from our clients for out-of-pocket expenses that we incur.

Revenues related to time and material contracts are recognized in the period in which the services are performed. Revenues related to fixed price contracts are recognized based upon professional costs incurred as a percentage of estimated total professional costs of the respective contracts. Revisions in estimated total revenues are recognized in the period in which they become known. We also enter into performance-based contracts for which performance fees are dependent upon a successful outcome, as defined by the consulting engagement. Revenues related to performance-based fee contracts are recognized in the period when the earnings process is complete and collectibility is reasonably assured. Consequently, it is difficult to predict timing of payments, which could impact our quarterly results of operations.

Equity-based compensation

We have recorded equity-based compensation expense in connection with the vesting of some of our common stock option grants and restricted common stock sales. We have granted options to employee experts and, to a lesser extent to professional staff. Stock-based compensation expense for options granted to employees is determined under fixed plan accounting, which requires us to record expense when the exercise price of the options granted is less than the estimated fair value of the underlying stock on the date of grant. This amount is included as a component of stockholders' deficit and is amortized on a straight-line basis by charges to earnings over the vesting period of the options.

Historically, we also granted options to certain experts who were independent contractors, which were accounted for under variable plan accounting. Under variable plan accounting, stock compensation expense is calculated for each accounting period based on the fair value of the options as determined by the Black-Scholes option-pricing model, which requires an estimate of the fair value of our underlying stock. As a result, increases in the estimated fair value of our stock increased stock compensation expense with respect to options accounted for under this method.

At the time of the management buyout, we sold restricted common stock to experts and management. These restricted shares were subject to a right of repurchase that lapses over time. Similar to stock options, the method for determining stock-based compensation expense for restricted common stock is dependent on the employment status of the individual who purchased the restricted common stock. For restricted stock sold to independent contractors, variable plan accounting applies and stock-based compensation expense is calculated quarterly for unvested shares as our right of repurchase lapses. For employees, the difference between the purchase price and the estimated fair value of our stock on the date of purchase is included as a component of stockholders' deficit and is amortized on a straight-line basis over the period we have a right to repurchase the restricted stock.

In December 2002, our Board of Directors accelerated the vesting for certain holders of options and restricted shares, including those issued to independent contractors, whose equity interests had generated a significant portion of the historical stock-based compensation expense discussed above. Such acceleration resulted in a total equity-based compensation expense of $8.0 million in the three months ended December 31, 2002. Such acceleration will substantially reduce equity-based compensation expense in 2003 and future periods, related to options and restricted stock granted prior to December 31, 2002. As of June 30, 2003, unearned equity compensation was $1.1 million.

Had different assumptions or criteria been used to determine the estimated fair value of the common stock, materially different amounts of stock-based compensation could have been reported.

Provision for income taxes

Since September 29, 2000, we have operated as a limited liability company and are taxed as a partnership. Accordingly, LECG paid no significant income taxes on its own behalf and there is no provision for income tax during the periods subsequent to September 29, 2000 in our consolidated financial statements. Income tax provisions for the year ended December 31, 2002 and the six months ended June 30, 2003 are shown on a pro forma basis in the consolidated financial statements. Our limited liability company status will terminate upon the completion of this offering, which will result in us being taxed as a C corporation. We estimate our statutory combined federal and state income tax rate will be 40%.

Prior to September 29, 2000, we were included in the consolidated tax return of our former parent company and were allocated a portion of its income taxes. The provision for income tax was calculated during that period using effective tax rates similar to those of our former parent company.

Goodwill

Goodwill was recorded at the time of the management buyout in September 2000. Additional goodwill was related to acquisitions made in 2001 and 2002. We assess the impairment of goodwill at least annually, and whenever events or significant changes in circumstance indicate that the carrying value may not be recoverable. Factors that we consider important in determining whether to perform an impairment review include significant under performance relative to forecasted operating results and significant negative industry or economic trends. If we determine that the carrying value of goodwill may not be recoverable, then we will assess impairment based on a projection of undiscounted future cash flows and measure the amount of impairment based on fair value.

We use a discounted cash flow model derived from internal budgets in assessing fair values for our goodwill impairment testing. Factors that could change the result of our goodwill impairment test include, but are not limited to, different assumptions used to forecast future revenues, expenses, capital expenditures and working capital requirements used in our cash flow models. In addition, selection of a risk-adjusted discount rate on the estimated undiscounted cash flows is susceptible to future changes in market conditions, and when unfavorable, can adversely affect our original estimates of fair values. At December 31, 2002, we concluded that there was no impairment in our goodwill.

RESULTS OF OPERATIONS

Comparability of financial statements

The historical financial results and assets and liabilities contained in our predecessor financial statements prior to the management buyout on September 29, 2000 may not be comparable with our financial results and assets and liabilities since September 29, 2000. As of September 29, 2000, our assets and liabilities were revalued to their estimated fair values, creating a new basis for depreciation expense in subsequent periods. Goodwill was recorded at the formation of the limited liability company, and in 2000 and 2001 there were substantial charges for amortization of this goodwill. After the management buyout, the financing costs and expert bonuses incurred in connection with the management buyout substantially reduced profitability in 2000, and interest charges incurred after the management buyout have reduced profitability since that time. In addition, after the management buyout, options to purchase equity were issued and restricted stock was sold to certain employees and affiliates, particularly newly hired experts, resulting in significant equity-based compensation charges in the post-management buyout financial results. In addition, prior to September 29, 2000, our former parent company allocated many operating expenses to us.

Due to the comparability issues discussed above, financial results for 2000, during which the management buyout took place, are presented in two columns representing the pre- and post-management buyout periods in 2000, in addition to a column combining the two periods. Particularly with respect to operating expenses, the combined statement of operations for 2000 may not be representative of our future performance.

Six months ended June 30, 2003 compared to six months ended June 30, 2002

Revenues

Revenues in the first six months of 2003 increased $19.4 million, or 32%, to $80.2 million from $60.9 million in the same period of 2002. This increase included a $8.1 million, or 23%, increase in professional staff revenues and a $9.3 million, or 37%, increase in expert revenues. The increase in professional staff revenues resulted from a 15% increase in the number of professional staff billable hours, in addition to an 8% increase in the average hourly billing rate due to rate increases and changes in the staff mix. The increase in expert revenues resulted from an increase in the number of experts. Revenues from our performance-based services were $6.3 million in the six months ended June 30, 2003, and there was no such revenue in the six months ended June 30, 2002.

Cost of services

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Compensation and project costs. Compensation and project costs in the six months ended June 30, 2003 increased $13.1 million, or 32%, to $54.6 million from $41.5 million in the six months ended June 30, 2002 due to an increase in average professional staff headcount and increases in compensation. These costs include project origination fees that were unchanged at $5.2 million.

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Stock-based compensation. Stock-based compensation in the six months ended June 30, 2003 decreased $5.4 million, or 97%, to $169,000 from $5.6 million in the six months ended June 30, 2002. The decrease in expense reflects the accelerated vesting of certain holders of options and restricted stock in the fourth quarter of 2002 whose equity interest generated a significant portion of the historical stock-based compensation expense.

Operating expenses

Operating expenses in the six months ended June 30, 2003 increased $2.2 million, or 15%, to $17.0 million from $14.8 million in the six months ended June 30, 2002. This increase was caused in part by increases in administrative personnel and related payroll costs of $1.3 million, facilities costs increases of $211,000 to reflect the additional office space occupied by the increased workforce and depreciation and amortization costs increases of $1.0 million, as we expanded our infrastructure to accommodate existing and newly hired experts and professional and administrative staff. Included within depreciation and amortization is amortization of other intangible assets, which was $600,000 in the six month period ended June 30, 2003 compared with $50,000 in the six months ended June 30, 2002.

Interest expense

Interest expense in the six months ended June 30, 2003 increased $373,000, or 35%, to $1.4 million from $1.1 million in the six months ended June 30, 2002. This increase was due primarily to higher average bank loan balances during the period.

Accrued preferred dividends and accretion of preferred units

Accrued preferred dividends and accretion of preferred units in the six months ended June 30, 2003 increased $285,000, or 16%, to $2.1 million from $1.8 million in the six months ended June 30, 2002. This increase is due to the compounding of the accrual of preferred dividends and accretion of preferred units.

Year ended December 31, 2002 compared to year ended December 31, 2001

Revenues

Revenues in 2002 increased $33.0 million, or 33%, to $133.7 million from $100.7 million in 2001. This increase included a $19.5 million, or 36%, increase in professional staff revenues and a $12.4 million, or 29%, increase in expert revenues. The increase in professional staff revenues resulted from a 25% increase in the number of professional staff billable hours, in addition to an 8% increase in the average hourly billing rate due to rate increases and changes in the staff mix. The increase in expert revenues resulted from an increase in the number of experts.

Cost of services

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Compensation and project costs. Compensation and project costs in 2002 increased $21.1 million, or 30%, to $90.1 million from $69.0 million in 2001 due to an increase in average professional staff headcount and increases in compensation. These costs include project origination fees that in 2002 increased $2.0 million, or 24%, to $10.3 million from $8.3 million in 2001 due to increased professional staff revenue.

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Stock-based compensation. Stock-based compensation in 2002 increased $9.9 million, or 147%, to $16.6 million from $6.7 million in 2001. The increase in expense reflects an increase in the number of individuals holding equity investments in LECG, an increase in the number of vested equity instruments and an increase in the estimated per share value of our equity instruments. In December 2002, our Board of Directors accelerated the vesting for certain holders of options and restricted shares, including those issued to independent contractors, whose equity interests had generated a significant portion of the historical stock-based compensation expense. Such acceleration was included in a total equity-based compensation expense of $8.0 million in the three months ended December 31, 2002.

Operating expenses

Operating expenses in 2002 increased $1.9 million, or 6%, to $32.7 million from $30.8 million in 2001. Administrative payroll costs increased $2.5 million, or 44%, due to an increase in administrative personnel from 124 to 149. Facilities costs increased $2.2 million, or 36%, due to the opening of 8 new offices. Outside services increased $1.3 million due primarily to an increase in accounting consulting services, tax and audit activities related to organizational efforts associated with the management buyout. While we anticipate that we will incur additional costs associated with being a public company, we believe that a significant portion of the $1.3 million increase in outside services costs that we experienced in 2002 is non-recurring. Amortization of goodwill, which was $5.5 million in 2001, ceased in 2002 as a result of the adoption of SFAS 142. Computer related expenses decreased $531,000, or 32%, due to the cost of implementing an expanded information services infrastructure in the prior year. Personnel costs decreased $244,000 from 2001 primarily due to a drop in the cost of recruiting administrative personnel.

Cost of postponed equity offering

Costs of $3.5 million in 2002 consisted primarily of accounting, audit, legal, printing fees and other related costs incurred related to our plans to undertake an initial public offering. We commenced the process in March 2002 and incurred significant costs in the second, third and fourth quarters of 2002. Because we postponed the initial public offering due to market conditions in December 2002, all costs were expensed in the period incurred.

Interest expense

Interest expense increased $816,000, or 34%, to $3.2 million in 2002 from $2.4 million in 2001. This was due primarily to increased debt levels to finance additional working capital needed to support the growing revenue base, coupled with higher interest rates on our debt facilities imposed by the banks in exchange for an expanded credit line.

Accrued preferred dividends and accretion of preferred units

Accrued preferred dividends and accretion of preferred units increased $441,000, or 14%, to $3.7 million in 2002 from $3.3 million in 2001. This increase is due to the compounding of the accrual of preferred dividends and accretion of preferred units.

Year ended December 31, 2001 compared to combined year ended December 31, 2000

Revenues

Revenues in 2001 increased $26.7 million, or 36%, to $100.7 million from $74.0 million in 2000. This increase was due primarily to a 22% increase in total billable hours, with the balance of the increase attributable to an increase in the average hourly rate. The increase in billable hours resulted from an increase in the number of experts and professional staff.

Cost of services

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Compensation and project costs. Compensation and project costs in 2001 increased $10.6 million, or 18%, to $69.0 million from $58.4 million in 2000 due primarily to an increase in expert and professional staffing levels.

Offsetting these increases, signing bonuses associated with the hiring of experts in 2001 decreased $3.7 million, or 67%, to $2.0 million from $5.7 million in 2000. Signing bonuses paid in 2000 were in connection with the successful recruiting of a substantial number of experts from our former parent company to participate in the management buyout. Such bonuses were expensed as paid, as there was no recovery if the expert terminated their employment.

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Stock-based compensation. Stock-based compensation increased $6.4 million to $6.7 million in 2001 from $344,000 in 2000. There was no stock-based compensation during the period from January 1, 2000 through September 28, 2000 when we were part of Navigant Consulting. The increase in expense reflects an increase in the number of individuals holding equity instruments, an increase in the number of vested equity instruments accorded variable accounting treatment and an increase in the estimated per share value of our equity instruments.

Operating expenses

Operating expenses increased $11.3 million, or 58%, to $30.8 million in 2001 from $19.4 million in 2000. Administrative payroll costs increased $5.3 million due to a 33% growth in administrative personnel. The growth in workforce was required to establish support operations separate from our previous owner and to prepare for anticipated growth. Facilities costs increased $2.2 million, reflecting the additional office space occupied by an increased professional and administrative workforce. Computer-related expenditures were $1.7 million due to the cost of implementing an expanded information services infrastructure. Other operating expenses decreased $2.2 million; however, for the period from January 1, 2000 through September 28, 2000 such costs were incurred largely through an allocation of costs from Navigant Consulting, Inc. Amortization of goodwill increased $4.2 million to $5.5 million in 2001 from $1.3 million in 2000. Goodwill was created in connection with the management buyout of the business from Navigant Consulting, Inc. and, therefore, amortization in 2000 was only incurred for the period from September 29, 2000 through December 31, 2000. Depreciation and amortization increased $634,000 in 2001 primarily due to the addition of property and equipment during the year.

Interest expense

Interest expense increased $1.7 million in 2001 as a result of a full year of interest charges in 2001, in comparison to one quarter of interest charges following the management buyout in 2000.

Quarterly results of operations

The following table sets forth selected unaudited quarterly operating information for each of the six quarters during the period from January 1, 2002 to June 30, 2003. This information has been prepared on the same basis as the audited financial statements contained elsewhere in this prospectus and includes all normal recurring adjustments necessary for the fair presentation of the information for the periods presented, when read together with our consolidated financial statements and related notes. Our future operating results are difficult to predict and may vary significantly. Results for any fiscal quarter are not necessarily indicative of results for the full year or for any future quarter.

	Three months ended
Consolidated statements of operations data	Mar. 31, 2002	June 30, 2002	Sept. 30, 2002	Dec. 31, 2002	Mar. 31, 2003	June 30, 2003

	(in thousands)
Revenues	$28,569	$32,285	$34,758	$38,092	$38,800	$41,432
Cost of services:
Compensation and project costs	19,315	22,135	23,171	25,462	26,211	28,385
Stock-based compensation	2,609	2,976	3,012	8,048	62	107
Total cost of services	21,924	25,111	26,183	33,510	26,273	28,492

Gross profit	6,645	7,174	8,575	4,582	12,527	12,940
Costs of postponed equity offering	105	1,015	1,477	903	—	—
Operating expenses	6,765	7,991	8,799	9,096	8,941	8,060

Operating income (loss)	(225)	(1,832)	(1,701)	(5,416)	3,586	4,880
Interest income	10	12	10	10	15	6
Interest (expense)	(481)	(572)	(958)	(1,177)	(857)	(569)
Other income (expense), net	196	(65)	33	93	95	148

Net income (loss)	(500)	(2,457)	(2,616)	(6,491)	2,839	4,465
Accrued preferred dividends and accretion of preferred units	874	900	934	984	1,014	1,045

Net income (loss) attributable to common shares	$(1,374)	$(3,357)	$(3,550)	$(7,475)	$1,825	$3,420

Revenues and operating results fluctuate from quarter to quarter as a result of a number of factors, such as the significance of client engagements commenced and completed during a quarter, the number of business days in a quarter, the number of professional and administrative staff and utilization rates. For example, fourth quarter vacations taken by both our staff and our clients may reduce available hours and work on projects, resulting in flat or declining fourth quarter revenue. Our revenues can vary from quarter to quarter because of the size and scope of assignments and general economic conditions. Although we have a variable cost structure, a significant percentage of our expenses are relatively fixed in the short term, consequently a variation in the number of client assignments or the timing of the initiation or the completion of client assignments can cause significant variations in operating results from quarter to quarter.

LIQUIDITY AND CAPITAL RESOURCES

Our primary financing need has been funding our growth. Accounts receivable have increased as our operations have grown. Our primary source of liquidity has been borrowings under our revolving credit and term loan facilities, supplemented by cash flows from operations.

Operating activities

Cash flows provided by operating activities were $3.1 million in the six months ended June 30, 2003 and cash used by operating activities was $1.4 million in the six months ended 2002. The increase in cash provided was due primarily to net income generated in the 2003 period compared with a net loss in the 2002 period and other changes in working capital.

Cash flows provided by operating activities were $4.4 million in 2002, $5.6 million in 2001 and $1.5 million in the period ended December 31, 2000. Cash provided by operating activities during 2002 was due primarily to income of $4.6 million before noncash equity-based compensation charges, offset by increases in accounts receivable due to the growth of our business and decreased by the payment of signing bonuses. The improvement in cash flows from operations in 2001 compared to the 2000 period was due largely to increases in operating income before noncash equity-based compensation charges.

Investing activities

Cash used by investing activities was $811,000 in the six months ended June 30, 2003 and $4.2 million in the six months ended June 30, 2002. Purchases of property and equipment (consisting of computer hardware and software, office furniture and equipment and leasehold improvements) of $772,000 were the primary cash use in the 2003 period. The 2002 period had $1.2 million of property and equipment additions, $2.9 million for the acquisition of the insurance claims consulting group from Arthur Andersen LLP and $167,000 for payments of security deposits on operating leases.

Cash used by investing activities was $5.1 million in 2002, $5.7 million in 2001 and $45.5 million in the period ended December 31, 2000. Cash used in 2002 was primarily for $2.1 million of property and equipment additions and $2.9 million for the insurance claims consulting acquisition discussed above. Cash used in 2001 was $3.2 million for property and equipment additions and $2.9 million for a business acquisition. The 2000 period includes the management buyout of our business for $44.3 million.

Financing activities

Cash used by financing activities was $1.2 million in the six months ended June 30, 2003 and cash provided by financing activities was $4.9 million in the six months ended June 30, 2002. The 2003 period included net borrowings of $2.6 million, offset by $3.0 million in tax distributions to common unitholders. The 2002 period included net borrowings of $7.5 million, offset by $2.5 million of tax distributions to common unitholders.

Cash provided by financing activities was $172,000 in 2002. Cash used by financing activities was $4.2 million in 2001. Cash provided by financing activities was $51.5 million in the period ended December 31, 2000. Cash provided in the 2000 period consisted primarily of $30.4 million from the sale of equity in connection with our management buyout and $22.0 million of related borrowings. Cash used in 2001 was primarily a result of repayment of long term debt of $4.0 million. Cash provided in 2002 was primarily due to net borrowings of $2.3 million, offset by $2.9 million in distributions to common unitholders.

We distributed $200,000 in 2001, $2.9 million in 2002, and $3.0 million in the six months ended June 30, 2003 to common unitholders for the payment of their tax obligations.

Our indebtedness under our credit facility has two components, a term component and a revolver component. The term facility bears interest, at our option, of either (1) LIBOR plus 3.25% or (2) the prime rate plus 1.25%. The revolver facility bears interest, at our option, of either (1) LIBOR plus 3.0% or (2) the prime rate plus 1.0%. In March 2003, we entered into an amendment to our credit agreement that increased our term facility to $18.0 million and the revolver facility to $12.0 million, reduced interest rates and extended the term from June 30, 2005 to March 31, 2006. We primarily used the additional credit capacity to fund the working capital required by our continued growth. As of June 30, 2003, the applicable borrowing rate for the term loan was 4.5% and the borrowing rate for the revolving credit facility was 5.25%. In August 2003, we amended our credit agreement to increase our revolving credit facility by $6.0 million to a maximum borrowing limit of $18.0 million.

The credit facilities contain change of control provisions and impose restrictive covenants upon us related to the incurrence of indebtedness, repurchase of our securities, business combinations and payment of dividends. Financial covenants, including interest coverage and leverage ratios and minimum EBITDA levels are imposed on us. As of December 31, 2002 and June 30, 2003, we were in compliance with all of the financial covenants of the credit facility. In addition, we are required to make quarterly scheduled payments on the term debt until this debt is reduced to zero on March 31, 2006.

We are required by our credit facilities to use the proceeds of this offering to pay off in full the term debt and any amount outstanding under the revolving credit facility. Thereafter, we may enter into new long term borrowings and continue to use the revolving credit facility from time to time as cash needs dictate.

Management buyout

Our management buyout was financed through a combination of bank borrowings and proceeds from the issuance of LECG Holding Company's Class A preferred units and common units. In connection with the management buyout, we paid bonuses of $5.4 million to 46 experts who agreed to join the newly-independent company. We also agreed to pay a total of $750,000 in deferred compensation to Dr. David Teece, our Chairman, and Mr. David Kaplan, our President, for their roles in organizing the transaction. The payments to Dr. Teece and Mr. Kaplan are not payable until we have at least $20.0 million of earnings before interest, taxes, depreciation and amortization in any fiscal year and if permitted under our credit facility. This deferred compensation accrues interest at a rate of 10% per year.

Future needs

We believe the net proceeds from the sale of common stock offered by this prospectus, together with funds generated by operations, will provide adequate cash to fund our anticipated cash needs, at least through the next twelve months. Thereafter, we anticipate that our cash requirements related to future operations will be funded with cash generated from operations and short-term borrowings. Following this offering, the net proceeds will be invested in short-term, interest-bearing investment grade securities. We currently anticipate that we will retain all of our earnings, if any, for development of our business and do not anticipate paying any cash dividends in the foreseeable future.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest rate risk

Our interest income and expense is sensitive to changes in the general level of interest rates in the United States, particularly since the majority of our investments are short-term in nature. Due to the nature of our short-term investments, we have concluded that we do not have material market risk exposure.

Our investment policy requires us to invest funds in excess of current operating requirements. As of June 30, 2003, our cash and cash equivalents consisted primarily of money market funds and short-term commercial paper. The recorded carrying amounts of cash and cash equivalents approximate fair value due to their short maturities. At June 30, 2003, we also invested funds in a short-duration government mutual fund, which is classified as a short-term investment. The recorded carrying amount of this investment approximates fair value.

We also have an interest rate swap agreement with a financial institution to manage interest rate exposure. The swap agreement effectively fixes the interest rate on $11.0 million of debt at 6.64%. This agreement expires in September 2003. The fair value of the interest rate swap agreement was $155,306 at June 30, 2003 and $155,000 at December 31, 2002. Our long-term debt bears interest at variable rates. If the weighted average interest rate on our variable rate debt were to have changed by 50 basis points in 2002, interest expense would not have been materially different from that reported.

Currency risk

We currently have operations in Argentina, Australia, Canada, New Zealand, South Korea and the United Kingdom. Commercial bank accounts denominated in the local currency for operating purposes are maintained in each area. Fluctuations in exchange rates of the U.S. dollar against foreign currencies may result in foreign exchange gains and losses. If exchange rates on such currencies were to fluctuate 10%, we believe that our results from operations and cash flows would not be materially affected.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

The following table provides summary information concerning our future contractual obligations and commitments.

	Payments due by years Ending December 31,
	2003	2004	2005	2006	2007	Thereafter	Total

	(in thousands)
Operating leases	$6,996	$7,137	$6,799	$6,723	$6,477	$15,846	$49,978
Long-term debt	3,750	5,000	7,250	2,000	—	800	18,800

Total	$10,746	$12,137	$14,049	$8,723	$6,477	$16,646	$68,778

In addition, bank borrowings under the revolver portion of our credit facility, if any, are required to be paid on March 31, 2006.

We lease our office facilities and certain equipment under operating lease arrangements expiring on various dates through 2010. We lease office facilities under noncancelable operating leases that include fixed or minimum payments plus, in some cases, scheduled base rent increases over the term of the lease and additional rents based on the Consumer Price Index. Certain leases provide for monthly payments of real estate taxes, insurance and other operating expenses applicable to the property. In addition, we lease equipment under noncancelable operating leases.

The agreements governing the operation of LECG Holding Company contain specific provisions regarding the redemption of preferred units. We may at any time redeem some or all of the outstanding preferred units at a liquidation value established in those agreements. At the request of any preferred unitholder, some or all of his, her or its preferred units may be redeemed at the liquidation value but only after the later of December 31, 2005 and the date our current credit agreement is paid in full. In addition, we must apply the net cash proceeds from any public offering (following repayment in full of our term debt and any amounts outstanding under our revolving credit facility) to redeem all preferred units at the liquidation value.

Business

We are a leading expert services firm. Our highly credentialed experts and professional staff conduct economic and financial analyses to provide objective opinions and advice that help resolve disputes and inform legislative, judicial, regulatory and business decision makers. We provide independent expert testimony, original authoritative studies and strategic advice to our clients which includes data collection, factual and statistical analyses and report preparation. Our experts are renowned academics, former senior government officials, experienced industry leaders and seasoned consultants. We are organized and operate in a manner that is attractive to our experts by providing them with autonomy, flexibility and the support of highly capable professional staff. Our clients include Fortune Global 500 corporations, major law firms and local, state and federal governments and agencies in the United States and abroad. Since 1994, our experts and professional staff have worked on over 6,200 assignments for over 3,500 clients in over 30 countries.

The growth in our number of experts and professional staff has been significant. Since the beginning of 2002 through June 30, 2003, we have increased our number of experts by 42% to 179 and increased our number of professional staff by 27% to 295 and now have 23 offices in seven countries. Our growth has enabled us to deepen our existing service offerings, as well as to add experts and professional staff in new practice areas.

BUSINESS ENVIRONMENT FOR EXPERT SERVICES

Demand for expert services

Businesses, courts, arbitration panels, tribunals, regulatory authorities, legislative bodies and boards of directors throughout the world use independent expert analysis and advice to help resolve disputes through litigation, arbitration and negotiation, as well as to understand and address regulation and legislation. These processes generate ongoing demand for original economic, financial and statistical analyses, irrespective of the business cycle. The credibility of expert analysis and advice is enhanced if the work is independent, is prepared by highly qualified individuals and is informed by the objective facts and circumstances concerned. Traditional management consulting firms that apply a standard methodology to problem solving are typically unable to provide the level of specialization and customization required.

Whether in the context of dispute resolution or informing decision makers, analysis and advice are more credible when developed and delivered by independent experts. Judges, jurors, arbitrators and legislators tend to give greater weight to experts who do not have a vested interest in the outcome. When trying to resolve or assess important, complex issues, it is frequently insufficient to rely on already published studies. Typically, original analysis must be conducted based on specific data and facts.

Dispute resolution and decision making

Disputes are an inherent element of the economy and occur regardless of the business cycle. Disputes that require expert analysis and advice typically involve significant financial impact for the parties involved, and as the costs of, or potential for, adverse outcomes increase, the demand for expert services grows. Expert analysis and advice can also help shape policy choices and can help guide affected parties' responses. The dispute resolution and decision making processes can be assisted by independent, objective expert analysis of facts, data, causes and consequences.

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Litigation.    Complex litigation continues to grow, driven by legislative ambiguities, regulatory activities, judicial interpretations and private actions, including class actions. Litigation arises from many areas of economic activity, including mergers and acquisitions, intellectual property and tax. Hundreds of millions of dollars in damages are frequently sought and sometimes awarded in the United States. In 2002, the ten largest verdicts in the United States totaled $33.0 billion. Of the top five verdicts, one was a product liability case, two were for breach of contract, one was an antitrust case and one was for personal injury. Both defendants and plaintiffs seek expert analysis and advice to inform courts, arbitration panels and juries in determining appropriate remedies.

  Many aspects of business behavior, including mergers and acquisitions, pricing policies, collaborative arrangements, exclusivity arrangements and patent licensing are scrutinized by governments and private parties with respect to antitrust issues. Antitrust scrutiny creates the need for analyses of effects of mergers and acquisitions, assessment of organizational arrangements and distribution policies, pricing behavior and pricing patterns. While the United States has led the development of antitrust laws, many jurisdictions outside the United States are increasingly applying antitrust policies, procedures and methods of analysis and assessment. The result is a high degree of transferability of and demand for independent expert analysis and advice across jurisdictional boundaries. In many industries undergoing deregulation, such as telecommunications and electricity, there is considerable demand for antitrust analysis and expert testimony.

  Intellectual property disputes have also increased as intellectual property rights, including patents, trade secrets, copyrights and trademarks, have become more important and valuable. The rate and complexity of patent applications filed with the United States Patent and Trademark Office have grown dramatically in the last decade. In addition, new fields for which patents were not issued 30 years ago, such as biotechnology and software, are now significant areas for patent applications in the United States. Claims of patent infringement are common and often require independent valuations and assessments. The increased complexity of patent applications and the increased value of these intangible assets have created a significant amount of intellectual property-based litigation. Determination of lost profits, reasonable royalties, valuations and other market impacts require detailed economic, financial and statistical analysis.

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Arbitration.    Arbitration is often used to resolve commercial disputes under long-term contracts arising from changes in the business environment due to a number of factors, including government action, new technology and shifts in critical input costs. For instance, long-term gas supply contracts for electric utilities may not be able to adequately address changes in world energy prices, and contracting parties may seek a resolution to these unanticipated changes through arbitration rather than litigation. Parties increasingly rely on arbitration to maintain commercial contracts over time. Authoritative reports are often commissioned to analyze unanticipated changes and help determine the appropriate adjustments that should be made.

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Negotiation.    In commercial contexts, parties frequently negotiate to resolve disputes in order to avoid litigation or arbitration. Negotiation is less structured than litigation or arbitration and often involves multiple parties to a transaction or to a settlement. A report or a finding from an expert known to be knowledgeable and independent can help resolve disputes. For instance, in the insurance claims area, the resolution of disputes regarding coverage or the assessment of exposure can be aided by authoritative reports that calculate the insurance carriers' exposure and its allocation among insurers.

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Regulation.    Government regulation remains considerable and involves high stakes for new and existing businesses. For example, the United States telecommunications industry has over 50 active regulatory agencies, including state agencies, the Federal Communications Commission, and more recently, the Department of Justice. Electricity is likewise regulated by local, state and federal agencies. In addition to specific regulations covering industries such as electricity, telecommunications, mail, insurance, financial markets, healthcare, railroads and airlines, there are general regulations such as health and safety, environmental protection and international trade. One indicator of the growing amount and complexity of Federal government regulation is the number of pages of the Federal Register, which has increased fourfold from 1970 to 2000.

  In many instances, affected parties engage experts to evaluate the economic and financial impact of regulation. The Telecommunications Act of 1996 generated the submission of a number of studies and reports by affected parties in an effort to influence rule-making by the Federal Communications Commission. Regulatory decisions are frequently challenged in the courts, often resulting in demand for additional studies. Demand for expert analysis on regulatory issues is both domestic and international, as regulators around the world increasingly draw upon the skills of outside experts to make and improve policy.

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Legislation.    Representative bodies around the world, such as legislatures and parliaments, continuously modify the rules by which society and the economy are organized. The legislative process frequently provides an opportunity for experts to study legislative impact on behalf of businesses and trade associations. In the United States, legislative bodies and executive branches of government often seek expert advice, as do corporations and trade associations. Legislation, such as the Clean Air Act, has had significant economic impact on businesses. Authoritative reports, detailed analysis and the presentation of data can shape business behavior and legislative and market outcomes. Legislation once enacted invites further analyses and creates the opportunity to provide compliance studies and impact assessments.

Supply of expert services

Experts are found in universities, think tanks, public and private research laboratories, governmental bodies, private enterprises and professional services firms. Many potential providers of expert services do not readily offer expert analysis or advice as an identified line of business.

Large-scale original studies and analyses often cannot be done in an expert's primary workplace or are unsuited to traditional consulting environments. For instance, most universities, think tanks and laboratories do not allow faculty or staff to use the institution's facilities or students when they are on private consulting engagements. Traditional consulting firms are also not suited to support highly specialized experts. Management consulting firms often operate by leveraging particular methodologies and concepts, while providing expert services requires specific analysis and highly customized approaches related to the issues at hand.

In order to efficiently and effectively provide expert services, an organization must satisfy the needs of its experts and address the issues facing its clients. Traditional styles of employment often do not work well for many highly talented experts. Effectively utilizing the capabilities and energies of talented experts, while simultaneously providing independent analysis of issues confronting clients, often requires organizational structure, organizational culture and support systems of a non-traditional kind.

Addressing expert needs

Experts provide a unique managerial challenge because they are highly intelligent, highly educated, highly independent and self-motivated and may have already enjoyed senior management and/or professional status. We believe experts desire to work in an organization that enables professional autonomy, brings together other experts with deep substantive knowledge, aligns incentives to enhance returns for both the expert and the firm, employs experienced professional staff with strong analytical and project management skills and provides a supportive, non-bureaucratic infrastructure.

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High autonomy.    Experts are leaders in their fields and desire to maintain their independence. We believe traditional employer-employee authority structures and bureaucratic policies inhibit the productivity of experts and often run counter to experts' professional values. Experts require transparency and professional independence without unnecessary controls.

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Flexible workplace environment.    In some cases, experts may maintain employment status in other organizations, such as universities, think tanks or research laboratories. These organizations typically allow experts to pursue independent projects and engagements for some part of their professional time. Experts seek an organizational environment that permits them to maintain their primary employment and effectively utilize the time they have available for outside consulting.

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Objective rewards.    Because professional activities for experts are substantially self-directed, and because of the need for high autonomy, reward systems are more effective if they are highly transparent and tied to objective financial criteria over which the expert has significant influence.

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Association with other experts.    Experts benefit from being able to call upon the expertise of their colleagues. The bringing together of experts in an expert services organization can create a collegial environment in which knowledge can be exchanged, and colleagues can share work, ideas, professional experiences and client opportunities.

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Professional staff and support infrastructure.    Engagements often include a multitude of tasks that require various levels of expertise and sophistication. Expert services are typically requested or required in time-sensitive matters with high financial impact where an effective professional staff, and occasionally other experts, are critical factors in completing an engagement. The ability to leverage professional staff enables experts to focus their time on the high level components of a project. Also, because reputations are at stake when experts testify, experts require and demand experienced professional staff who can assist them on substantive issues including data collection, statistical analysis, presentation preparation and project management.

Addressing client challenges

Expert services are highly specialized and their effective delivery requires identifying individuals with both substantive knowledge of the specific problems or issues under consideration, quality reputations and the ability to clearly communicate and defend analyses and advice under rigorous questioning or cross-examination. On-time performance is critical, especially when there are deadlines for reports and appearances before judges, juries, arbitrators and legislators. In addition, clients expect that experts will be efficient in leveraging the capabilities of professional staff to reduce costs.

THE LECG SOLUTION

We are a leading expert services firm. Our highly credentialed experts and professional staff conduct economic and financial analyses to provide objective opinions and advice that help resolve disputes and inform legislative, judicial, regulatory and business decision-makers. We provide independent expert testimony, original authoritative studies and strategic advice to our clients. Our experts are renowned academics, former senior government officials, experienced industry leaders and seasoned consultants. We are organized and operate in a manner that is attractive to our experts by providing them with autonomy, flexibility and the support of highly capable professional staff.

OUR COMPETITIVE STRENGTHS

Our competitive strengths enable us to provide high-quality, independent expert testimony, original authoritative studies and strategic advice to Fortune Global 500 companies, major law firms and local, state and federal government agencies in the United States and internationally. We continually seek new talent to deepen our existing capabilities as well as expand into new areas. We believe that our independence and pursuit of excellence give us credibility. We have developed a business model that meets the needs of both experts and clients.

Renowned experts

Our experts include internationally recognized faculty and former faculty from many of the world's best universities. Our experts include major contributors to the academic and professional literature in economics and finance, environmental damages assessment, telecommunications regulation and deregulation, electricity market design, public policy, healthcare and intellectual property valuation. Many of our experts also have valuable hands-on industry experience or have worked in or with government agencies, such as the United States Department of Justice, the United States Federal Trade Commission, the Environmental Protection Agency and national treasuries around the world. The reputations and experience of our experts drives the demand for our services.

Expert services vision

Our strategy is to hire and retain leading independent experts in fields where we believe there is substantial business opportunity for expert analysis and advice due to the significant economic and financial impact of the disputes and decisions involved. Our focus on complex dispute resolution and informing decision-makers helps us attract and retain experts and professional staff from a variety of backgrounds. The clarity of our vision as an expert services firm simplifies our internal decision-making processes and enables us to efficiently recruit top expert talent.

Distinctive business model

We believe that we have developed a distinctive business model for a professional services firm that is designed to attract and motivate the best, brightest and most entrepreneurial individuals from universities, think tanks, the government and the private sector. Our model allows our experts to operate autonomously, substantially unburdened by corporate hierarchy. Our incentive system generally ties expert compensation directly to individual expert performance. Under our model, significant margins are realized on the revenues generated by our professional staff rather than on the individual fees of our experts. Our experts generate assignments that utilize our professional staff and infrastructure. To encourage our experts to utilize our professional staff, experts receive a percentage of the professional staff billings collected on projects they originate or manage. We typically compensate our experts based on a percentage of their individual fees and fees generated by staff working on their assignments. Experts generally are not paid until we receive payment from our clients. The result is a business model with a flat organizational structure, a variable cost structure and incentive alignment that is scalable across different disciplines and fields of expertise.

Entrepreneurial culture

Our comparatively non-hierarchical structure fosters an entrepreneurial culture that enables us to attract, deploy and retain leading independent experts from academia, government and the private sector. Our experts are successful, self-motivated, credentialed individuals who prefer to work in a non-bureaucratic organization. Our management structure is decentralized, and we allow experts high autonomy and intellectual freedom. In addition, we are constantly recruiting top talent. We believe that we have the ability to quickly identify and integrate additional experts into our company. We also have the ability to develop experts from within the firm.

Highly proficient professional staff

We employ an experienced professional staff to support our experts. The utilization of our professional staff is important to the profitability of our business. Many of our professional staff have advanced degrees in economics, finance or related disciplines, and relevant business and public service experience. Our professional staff enables our experts to focus their time on the most significant components of a project by assisting them on issues such as data collection, statistical analysis, data and fact auditing, presentation preparation and project management. This allows the expert to deliver a higher quality, more robust and timely work product in a cost-effective manner. Many of our professional staff have become experts in their own right, testifying, authoring studies, developing sophisticated models and providing strategic advice.

Attractive support infrastructure

We provide a comprehensive support infrastructure, including information technology services, that we believe enables our professionals to achieve higher productivity by focusing on delivering quality expert analysis and advice and developing new business rather than performing administrative tasks. We provide administrative support services, such as marketing, billing, project accounting and receivables collection. We believe that our support infrastructure relieves our experts from the burden of daily administrative tasks and enables our experts to be more focused, collegial and productive than established academics, researchers and other professionals who choose to consult as sole practitioners. Our support systems enable quick response to business opportunities and the creation of teams spanning many practice groups and geographies. Our support infrastructure is highly integrated, so that our staff can seamlessly support experts across a large number of offices in the United States and internationally.

Experienced, high quality leadership team

Our leadership team has extensive experience in guiding professional services companies, including David J. Teece, PhD, our Chairman, who co-founded our company in 1988, and David P. Kaplan, our President, who managed Capital Economics, an economics consulting firm he helped found, from 1985 until he joined us in 1998. In addition, our leadership team includes renowned experts with significant revenue-generating abilities. Due to the professional and administrative infrastructure that we have implemented, we believe our leadership team is able to effectively guide our company while also providing expert services. As a result, the firm's leadership is in close touch with both clients and experts.

OUR GROWTH STRATEGY

We believe that we have numerous additional opportunities to grow our business by the following strategic initiatives:

Expanding our base of experts

Recruiting new experts helps us to obtain new engagements. In addition, our experts' existing relationships and affiliations enable us to identify and hire internationally renowned scholars from universities, think tanks, research institutes and medical centers who can respond to client requests. We also identify and retain former governmental officials and industry experts with experience that is relevant to our stated business objectives. Since the beginning of 2002 through June 30, 2003, we increased our number of experts by 42% and now have 179 experts. We will continue our efforts to attract renowned academics from universities throughout the world, former government officials and industry experts as well as experienced consultants and other individuals who have developed credibility and professional standing in specific areas of expertise where we believe there is business opportunity. In addition, we will continue to advance members of our professional staff to experts based upon proven performance and individual capabilities.

Expanding our practice areas

We believe that there are a number of new opportunities to apply our business model and attract experts and clients in practice areas, such as employment discrimination, public health and pharmacology. For example our recent hiring of experts formerly with the Center for Forensic Economic Studies allows us to enhance our offerings in the labor economics and employment discrimination areas. When conducting engagements in new areas, we access experts from the relevant field or fields through our existing professional networks. We intend to leverage our reputation in the fields in which we currently practice into related fields. In addition, we believe that there are numerous opportunities for our professional staff to provide additional related services, such as litigation document management, electronic discovery and historical research.

Expanding our geographic reach

The expert services market is international in scope, and we presently advise clients across many geographic areas. In 2002, 5% of our revenues was attributable to activities outside of the United States, and in the six months ended June 30, 2003, 8% of our revenues was attributable to activities outside of the United States. We plan to expand our footprint to new countries and regions over time by identifying experts in geographies in which there is unmet demand for expert analysis and advice. This includes markets abroad where our presence is smaller such as Europe, South America, Canada, Asia, Australia and New Zealand. For example, we believe business consolidation and industry deregulation in Europe has increased the demand for expert services providing us with additional long-term growth opportunities. We believe that the long-term, international opportunities in expert services are substantial.

Strengthening awareness of our brand

Our marketing and sales efforts to date have focused on leveraging the reputations, personal relationships and professional visibility of our experts attained through prior client assignments, publishing, teaching and speaking engagements. We believe that we can provide additional marketing support to raise awareness of the firm's total capabilities. We maintain a skills database to cross-market expertise within LECG. Our branding strategy involves associating and defining expert services with a distinctive and globally recognizable brand.

Acquiring complementary businesses and consulting practices; developing strategic alliances

Given the highly fragmented nature of the expert services market, opportunities will continue to arise to acquire new talent. We expect to evaluate and recruit individual experts as well as groups of experts that have nationally and internationally recognized stature with specific knowledge and skills that complement our existing service offerings. We also expect to evaluate the viability of acquiring businesses or business units of consulting firms with expert services components. In addition, we may enter into strategic alliances and marketing agreements to gain exposure to new clients and broaden awareness of our service offerings.

OUR EXPERT SERVICES BUSINESS

We provide expert services including independent expert testimony, original authoritative studies and strategic advice to Fortune Global 500 corporations, major law firms, local, state and regional governments and governmental agencies in the United States and internationally. Demand for our services is driven by clients attempting to resolve disputes through litigation, arbitration or negotiation, or seeking to understand and address regulation and legislation. We apply our core competencies to matters arising from these key drivers to provide independent expert services to our clients.

Core competencies

Our experts and professional staff have specialized knowledge in economic, financial and statistical theories and analysis. In addition, many of our experts and professional staff also possess in-depth knowledge of specific markets, regulations and industries. These core competencies enable us to incorporate complex methodologies and tools developed in research settings to deliver independent expert testimony, original authoritative studies and strategic advice in adversarial and non-adversarial settings to assist in dispute resolution and decision-making. The quality of our experts' services has resulted in a high level of repeat business and the development of significant new business. For example, over 75% of our clients in 2002 had engaged us in prior years.

Services provided

Our experts and professional staff provide independent expert testimony, original, authoritative studies and advisory services to help resolve complex disputes and inform legislative, judicial, regulatory and business decision-makers. Our experts and professional staff manage information and conduct independent, sophisticated economic, financial and statistical analyses for clients attempting to resolve disputes through litigation, arbitration or negotiation or seeking to understand and address regulation and legislation. In addition, we provide claims management services for large settlements involving a significant number of claimants.

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Expert testimony.    Our experts provide independent oral and written expert testimony on behalf of plaintiffs and defendants in trial, arbitration and mediation proceedings, as well as in matters before regulatory agencies and legislative bodies. Our experts have testified throughout the world on matters such as antitrust, class certification, complex merger filings, contract damages, damage quantification and on the valuation of a wide range of intellectual property assets, including patents, copyrights, trademarks, trade secrets and trade dress.

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Authoritative studies.    We prepare and provide independent authoritative studies generally in connection with litigation, such as studies containing detailed economic, financial and statistical analyses. Authoritative studies are often commissioned in support of expert testimony or to analyze proposed regulations or legislation. Large amounts of information and data must often be assembled by staff to facilitate these analyses. We also conduct studies that are used during arbitration and negotiation.

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Advisory services.    Our experts and professional staff provide independent strategic advice and expert consulting, particularly in industries with a heavy regulatory or legal component. This advice is usually provided to senior management of our clients. Our services include the analysis and evaluation of potential mergers and the integration of businesses, the economic analysis of prospective investments and the design of regulatory compliance systems. We frequently advise on regulatory strategy and on market design. In the finance area, we perform valuations of assets, including intellectual property, such as patents, trade secrets and trademarks. We provide advice regarding licensing and transfer pricing strategies and protocols.

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Claims services.    Following the final determination of certain types of disputes, such as class action litigation or bankruptcy proceedings, large settlement funds are frequently established that must be distributed to numerous claimants. The administration of these claims requires highly specialized knowledge and organization. We provide class action settlement administration, specialized claims processing and bankruptcy claims processing to clients throughout the United States and Canada. Services include pre-settlement structuring and consulting assistance; media campaigns; class member identification, notification and opt-in/opt-out processing; process, procedures and form development and implementation; claim processing and settlement calculations; customer service call centers; website/systems development and maintenance; banking management and reporting; and benefit distribution and tax reporting.

Representative practice area expertise

Our experts have specific expertise in practice areas that include competition policy/antitrust, complex damages including intellectual property, environmental and insurance claims, market and regulatory design, valuation analysis and labor and employment. Many of our projects span multiple practice areas, and many of our staff work in several practice areas. We develop new practice areas, such as labor and employment, as the issues facing our clients evolve and new business opportunities arise.

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Competition policy/antitrust.    We have provided expert services in the antitrust field since our founding. Many antitrust projects require special skills and, in many cases, experience with or exposure to approaches and methods used by the antitrust enforcement agencies. Antitrust issues increasingly involve other practice areas in the firm such as regulatory design and intellectual property. Mergers involving large multinational corporations often require coordination across many of our offices worldwide.

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Complex damages.    As damages from business litigation become more significant, there is a need for expert advice based on advanced economic and financial analysis. Our practice in this area includes many professionals with a deep understanding of the application of advanced methodologies and techniques in economics, finance, accounting and statistics. An important element of this practice is assessing damages in securities litigation, as well as damage issues related to patent, copyright and trademark infringement and as trade secret misappropriation. These issues can involve determinations of lost profits and reasonable royalties.

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Environmental and insurance claims.    Many industries in the United States are exposed to claims of environmental damages due to current or legacy activities, including oil spills, chemical spills and other sources of environmental contamination. Our experts provide advice on how contamination affects property values. Our experts also quantify damages and estimate penalty exposure. Piecing together the data that addresses liability issues, the amount of damage, and the coverage available under legacy insurance policies involves historical research, the quantification of damages and the apportionment of damages to multiple insurers when the insured has complex insurance coverage profiles. The collection, organization and analysis of data for these purposes is a significant and growing practice area within our company.

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Market and regulatory design.    We help businesses and governments understand and address public policies through the use of economic and financial analyses. Our insights, analyses, recommendations and presentations are used to respond to proposed policy changes, as well as initiate new policies that address strategic objectives. We offer a broad array of services in market and regulatory design ranging from testimony and guidance in front of regulatory commissions or legislative bodies, to the actual design and oversight of independent system administration in the electricity sector.

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Valuation analysis.    We are frequently called upon to value assets and rights. These can include contingent claims, options and intellectual property rights. Our experts employ advanced methodologies and tools to value idiosyncratic assets for purposes of helping to resolve disputes and to aid business decisions.

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Labor and employment.    Our experts perform statistical analyses and evaluate discrimination, wrongful termination and wage and hour claims. Our experts calculate economic loss and damages by analyzing employer statistics for potential disparities in hiring, layoffs, promotions, pay and performance assessments. Our experts have advised on human resource management, benefits, collective bargaining and arbitration.

Representative industry expertise

Over time we have been able to develop deep knowledge of specific client industries, including the following:

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Energy.    For over a decade, our experts have been engaged to provide expert advice to the petroleum industry in the areas of exploration, refining, pipeline transportation and distribution. We have advised on mergers and acquisitions, provided analysis of competitive effects, modeled refining operations, assessed intermodel competition facing pipelines and analyzed the effects of multiple channels of distribution. We have detailed knowledge of the oil and gas industry not only in the United States, but in many other countries, including Canada, Australia and New Zealand.

  In the electricity area our experts have been involved in network modeling, market design, auctions and pricing. They have developed a deep understanding of different regulatory regimes around the world. The firm's experts have provided services to generators, independent system operators, transmission companies and service companies. Our experts have performed cross-jurisdictional studies on electricity policy issues in the United States, Australia, New Zealand, Canada, the United Kingdom and Chile.

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Financial services.    Our experts provide services related to numerous companies and entities involved in financial services, including banks, insurance companies, capital market organizations and the government and regulatory entities with respective oversight. Our services have typically focused on performing complex economic and financial analyses associated with industry consolidation, the evolving regulatory and accounting environment and risk management. Our services have included expert testimony related to valuation and damages, as well as class certification and authoritative public policy studies assessing the impacts of regulation on markets, product offerings and consumers.

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Healthcare and pharmaceuticals.    We have a diverse healthcare and pharmaceuticals practice which spans competition analysis, patent damages, commercial disputes, cost and public policy analysis, strategic consulting and regulatory compliance. Our clients include the pharmaceutical and biotech companies, hospitals, managed care providers and physicians groups. Our experts and staff have been involved in healthcare and health insurance reform efforts in several states. Our work frequently involves analyzing large amounts of electronic data. We are able to analyze healthcare claim issues, perform regulatory compliance reviews and design systems to help providers comply with regulations and analyze existing and emerging market competition. We advise providers on information systems designs most likely to facilitate regulatory compliance, financial viability and restructuring programs.

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Telecommunications.    We have a long-standing telecommunications practice that has advised firms regarding regulatory, litigation and strategic planning in the United States and abroad. We have assessed various pricing regimes, analyzed emerging competition, modeled new entry and commented on various proposals to restructure the industry. We have in-depth knowledge of regulatory environments around the world including the United States, Canada, the United Kingdom, South Korea, Australia, New Zealand, Argentina and the Baltic States.

Representative clients

We provide expert services to Fortune Global 500 corporations, major law firms and local, state and federal government agencies in the United States and internationally. Since 1994, our experts and professional staff have conducted over 6,200 assignments for over 3,500 clients in over 30 countries. Over 75% of our clients in 2002 had engaged us in prior years. Our ten largest clients represented 24% of our revenues in the year ended December 31, 2002 and 21% of our revenues in the six months ended June 30, 2003. No single client accounted for more than 5% of our revenues in either of those periods. We are frequently approached directly by law firms on behalf of our clients to provide independent testimony, authoritative studies and/or strategic advice in matters involving litigation, arbitration, negotiation legislation or regulation. In these cases, our engagement and billing arrangements are often with such law firms. In 2002, we worked with 70 of the American Lawyer AmLaw 100 law firms in the United States.

EMPLOYEES

As of June 30, 2003, we had 581 employees and 50 exclusive independent contractors, consisting of 179 experts, 295 professional staff and 157 administrative staff members.

Experts and professional staff

Experts

We classify our experts as directors and principals. As of June 30, 2003, we had 179 experts, consisting of 127 directors and 52 principals. Directors tend to be more experienced than principals, and generally have more established reputations. Directors are expected to generate more engagements than principals. Principals are often, but not always, promoted from the ranks of senior professionals after they have achieved a sufficient reputation of their own and developed the ability to attract new work. Directors tend to have higher pass-through rates of compensation on their expert fees. Our agreements with our directors and principals generally provide for exclusivity with us in consideration for consulting fees determined by the time billed and actually collected by us as well as project origination fees for work originated or managed by the expert. The agreements are terminable at will and generally do not restrict competition with us following termination. However, our agreements do limit post-departure solicitation of certain clients and staff. When there are no significant earnings implications, from time to time we will allow experts to accept engagements outside the firm under special circumstances. Such exceptions from general policy require the approval of the President or the Chairman. From time to time, we also engage experts not otherwise associated with us to work on a particular matter. We are constantly seeking new experts to join us.

In addition to our experts, we have relationships with over 188 individuals who work with us on a non-exclusive basis. Like experts, these affiliates leverage our professional staff to perform expert services. During the six months ended June 30, 2003, these affiliates' projects accounted for approximately 3% of our revenues. We compensate these affiliates similarly to our experts, that is, they are paid upon our receipt of cash from clients. We view these relationships as excellent ways for us to identify possible additional experts and to supplement our skills in certain key areas.

We offer our experts a generous compensation model, a collegial atmosphere, high autonomy and transparency of financial rewards through high pass-through rates on billed and collected work and attribution or "finder's" fees. The possibility of generous compensation is, however, coupled with high accountability because the experts' compensation on each project is linked to our ability to collect on that project leaving them at risk for payment from us. Approximately 88% of our experts participate in this variable compensation model which we call the "expert model." The experts not participating in this variable compensation model are paid a fixed salary and are eligible for discretionary cash bonuses where the bonus is related in part to billed work and the utilization of professional staff. We endeavor to transition substantially all experts to the expert model. In certain circumstances, such as when experts have recently joined us or when experts have been asked to engage in practice building or enterprise building activities, the experts may not be compensated pursuant to the expert model.

Our model allows our experts to retain significant control over their time commitments. This flexibility is required for our experts to pursue the educational, research, publishing and professional activities that make them particularly valuable. Our experts generally do dedicate substantial amounts of time to providing services on engagements, which we believe is a testament to the incentives our model creates. In 2002, 56 of our experts billed in excess of 1,000 hours for services rendered to our clients.

Our experts are independent, and we encourage them to be entrepreneurial. We do not set the hours worked or control the opinions expressed by our experts. In some cases they are employed by or have relationships with universities or other research institutes where they teach and conduct independent research in their specialized field. Our experts have entered into agreements with us in which they have agreed that they will exclusively utilize our support staff in connection with their consulting work when the necessary staff is available. Experts are generally responsible for the cost of their own executive assistants, taxes and benefits as well as a portion of their sales and marketing activities. While some of our experts are exclusive independent contractors, most are our employees.

Professional staff

Our professional staff includes highly educated individuals with the broad range of experiences and skills needed to support our experts and complement their talents. We recruit our professional staff from leading universities and through references from our experts. Additionally, we seek individuals with highly relevant business, government or professional experience. Most of our professional staff are full-time employees and are available to our experts throughout our company, based on the expertise required for a given project.

To our professional staff, we offer a learning environment, exposure to highly credentialed experts, the opportunity to work on important assignments, competitive compensation and the potential to advance to the expert level. Our business model allows very rapid advancement of individuals who are both professionally capable in their field and service oriented in their business instincts. Many of our professional staff have advanced to become experts in their own right.

MARKETING

The reputation of the firm and of our experts for professional excellence and independence is the most important factor in our business development efforts. We endeavor to capitalize on the publications and professional visibility of our experts and professional staff. We maintain and enhance our name and reputation through successful engagements, speeches, presentations and articles in industry, business, economic, legal and scientific journals.

We market our services directly through corporate efforts and through the individual efforts of our professionals. We sponsor, attend and organize conferences and seminars on topical issues at which our experts lecture, present studies, speak on panels and meet with attendees. We offer services to law firms whose clients seek expert analyses across the broad range of services we provide. We are able to provide continuing legal education credit for members of the legal profession where appropriate.

COMPETITION

The market for expert services is highly competitive, fragmented and subject to rapid change. We compete with a large number of service providers in each practice area. We consider some of our principal competitors to be:

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economic, legal and management consulting firms such as Charles River Associates, Navigant Consulting, National Economic Research Associates, Cornerstone Research, the Analysis Group and Lexecon;

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current and former consulting arms of large accounting firms such as BearingPoint, Accenture and Cap Gemini;

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general management and strategy consulting firms such as Bain & Company, Booz Allen and The Boston Consulting Group;

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specialized or industry-specific consulting or research firms; and

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individual academics, researchers and private consultants.

Many of our competitors have significantly greater personnel, financial, technical and marketing resources as well as greater name recognition. We also expect to continue to face competition from new entrants because the barriers to entry into consulting services are relatively low.

We believe the principal competitive factors in our market include:

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reputation of the firm and our experts;

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client referrals;

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ability to access leading experts and staff;

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ability to provide project management skills;

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ability to be responsive and to meet deadlines;

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ability to communicate findings to relevant parties;

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fee structure; and

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coherence of our business strategy.

We believe that we presently compete favorably with respect to each of these factors.

LEGAL MATTERS

We have a dispute with Navigant Consulting arising out of our management led buyout of certain of the assets and liabilities of LECG, Inc. In the management led buyout, we acquired substantially all of the assets and assumed certain liabilities of LECG, Inc. pursuant to an asset purchase agreement dated September 29, 2000. Under the asset purchase agreement up to $5.0 million of the purchase price was deferred contingent upon whether specific individuals listed on a schedule to the asset purchase agreement had an employment, consulting, contracting or other relationship with us on September 29, 2001.

Navigant Consulting contends that it is entitled to a payment of approximately $4.9 million plus interest with respect to this contingent purchase price amount. We have advised Navigant Consulting that a number of the individuals listed on the schedule to the asset purchase agreement did not have an employment, consulting, contracting or other relationship with us on September 29, 2001, and as a consequence, we believe that Navigant Consulting's claim is without merit. If Navigant Consulting initiates legal proceedings regarding this dispute, a decision against us could harm our financial results and financial position.

FACILITIES

Our principal executive offices are located in a leased facility in Emeryville, California, consisting of approximately 41,000 square feet of office space, under an 8-year lease that expires in July 2010. This facility accommodates our principal administrative and finance operations. We also have a major office in Washington, D.C., where we lease approximately 55,000 square feet of office space, under a 10-year lease that expires in May 2011. We occupy leased facilities in a total of 16 locations throughout the United States and in seven locations in Canada, the United Kingdom, Australia, New Zealand, South Korea and Argentina. We do not own any real property. We believe that our leased facilities are adequate to meet our current needs and that additional facilities are available for lease to meet future needs.

Management

EXECUTIVE OFFICERS AND DIRECTORS

The following table sets forth our directors and executive officers. The table also sets forth their ages as of June 30, 2003.

Name	Age	Position

David J. Teece	54	Chairman of the Board of Directors
David P. Kaplan	48	President and Director
John C. Burke	65	Chief Financial Officer
Gary S. Yellin	51	Chief Accounting Officer
J. Geoffrey Colton	55	Director of Finance and Assistant Secretary
Marvin A. Tenenbaum	52	Vice President, General Counsel and Secretary
Tina M. Bussone	31	Director of Administration
Michael R. Gaulke	57	Director(1)(2)
Michael R. Jeffery	58	Director(1)(3)
William W. Liebeck	47	Director(2)(3)
William J. Spencer	72	Director(1)(2)(3)
Walter H.A. Vandaele	58	Director

(1)
Member of the Audit Committee.

(2)
Member of the Compensation Committee.

(3)
Member of the Corporate Governance Committee.

David J. Teece co-founded our business in 1988. He has served as our Chairman of the Board from the date of the management buyout of our business in September 2000. Dr. Teece served as the Chairman of LECG, Inc., our predecessor company, from its founding until it was acquired by Navigant Consulting, Inc. in August 1998. Dr. Teece has performed economic, business and financial consulting services in the capacity of an expert for our firm since the inception of our business, and he has been an economic, business and financial consultant for 30 years. Since 1982, Dr. Teece has been a Professor of Business Administration at the Haas School of Business at the University of California at Berkeley, where since 1994 he has directed the Institute of Management, Innovation and Organization. Dr. Teece has had teaching and research positions at Stanford University and Oxford University. He has authored over 150 publications in economics, business and technology strategy and has testified before Congress and government agencies on regulatory policy and competition policy. Dr. Teece has a PhD in Economics from the University of Pennsylvania. He also serves on the board of directors of the Atlas Family of Mutual Funds, the Atlas Insurance Trusts, Canterbury Ltd. and several other private entities.

David P. Kaplan has served as our President and a member of the board of directors since September 2000. From May 1998 to August 2000, Mr. Kaplan was employed by us performing economic, business and financial consulting services. From 1985 to 1998, Mr. Kaplan was president of Capital Economics, an economic consulting firm he helped establish. Mr. Kaplan specializes in antitrust economics, including the analysis of numerous mergers, damage assessment in intellectual property matters, including, for example, those involving patents and trade secrets, and the analysis of damage issues related to general commercial litigation. He also is experienced in analyzing economic issues in matters involving possible class certification. Mr. Kaplan has testified as an economic expert in federal and state courts, before arbitration panels and before regulatory agencies including the Department of

Justice, the Federal Trade Commission and the International Trade Commission. Mr. Kaplan also has testified before Congress on antitrust and competitive policy issues. Mr. Kaplan has served as a consultant to the Federal Trade Commission (Bureau of Economics), the Department of Justice and the Senate Judiciary Committee. He has published in the field of economics and teaches in the MBA program at Johns Hopkins University. He also has served as a Lecturer in Economics at George Mason University. Mr. Kaplan has a BA and MA in Economics from The George Washington University and a JD from The George Washington University National Law Center.

John C. Burke has served as our Chief Financial Officer since January 2003. Prior to joining us, Mr. Burke served as the Chief Financial Officer and Treasurer of Braun Consulting Inc. for approximately six years. Prior to his service at Braun Consulting, Mr. Burke served as a member of senior management of the public accounting firm of Grant Thornton LLP for twenty years holding the positions of Chairman of the firm for three years and Chicago Area Managing Partner for seven years. He is a Certified Public Accountant and has a BS in Accounting from the University of Notre Dame.

Gary S. Yellin has served as our Chief Accounting Officer since January 2003. Prior to joining us as an employee, Mr. Yellin consulted to us in a management capacity overseeing our accounting function from April 2002 through December 2002. Mr. Yellin performed similar duties in a consulting capacity for companies beginning in October 1997 through April 2002, as well as accounting litigation analysis from May 1999 through August 2002 with the law firm of Morrison Foerster, LLP. He is a Certified Public Accountant and has a BA in Mathematics from the State University of New York at Binghamton in May 1973 and an MBA from California State University at Hayward in December 1981.

J. Geoffrey Colton has served as our Director of Finance and Assistant Secretary since February 2003 and served as our Chief Financial Officer, Vice President and Secretary from June 2000 until January 2003. Prior to joining us, Mr. Colton served as Chief Financial Officer of T.Y. Lin International from April 1998 until March 2000. Mr. Colton also served as the Vice President of Finance for Kleinfelder, Inc. from October 1987 until March 1998. He has a BA in Political Science from San Francisco State University and an MBA from Golden Gate University.

Marvin A. Tenenbaum has served as our Secretary since February 2003 and our General Counsel and Vice President since January 2001. Prior to joining us, Mr. Tenenbaum was of counsel at the law firm of Sachnoff & Weaver from March 2000 to January 2001. From August 1998 until January 2000, Mr. Tenenbaum was the General Counsel of Operations at Navigant Consulting, Inc. and from October 1993 until August 1998, he was the General Counsel at Peterson Consulting LLC. Mr. Tenenbaum has a BA in Economics and a JD from Northwestern University.

Tina M. Bussone has served as our Director of Administration since April 2003. From September 2000 until this time, Ms. Bussone worked as our Manager of Administrative Operations. From September 1999 until August 2000, she was a Regional Operations Manager at Navigant Consulting, Inc., and from August 1998 until September 1999, she was the Office Coordinator of our Washington, D.C. office. Prior to joining us in August 1998, Ms. Bussone worked for a law firm in Washington, D.C. Ms. Bussone has a BS in Russian Area Studies from Georgetown University and a MBA from George Washington University.

Michael R. Gaulke has served on our board of directors since June 2003. Since June 1996, Mr. Gaulke has been the President and Chief Executive Officer of Exponent, Inc. (formerly known as Failure Analysis Associates), a publicly traded consulting firm of engineers and scientists which is best known in the litigation support marketplace for its expertise in products liability matters and for investigating accidents and engineering failures. Mr. Gaulke has also served on the board of directors of Exponent, Inc. since 1994. Mr. Gaulke is a member of the Board of Trustees of the Palo Alto Medical

Foundation and a director of Cymer, Inc. He has a BS in Electrical Engineering from Oregon State University and an MBA from the Stanford Graduate School of Business.

Michael R. Jeffery has served on our board of directors since June 2003. Mr. Jeffery, presently retired, was the Treasurer and Head of the Markets Division for the Western Hemisphere and a member of the senior executive committee of Standard Chartered Bank from 1994 until 2001. Prior to his service at Standard Charter Bank, Mr. Jeffrey held senior executive financial and board of directors positions with Nikko Bank, Scandinavian Bank Group, and Finacorp SA New York. He has extensive, global experience in business and financial management, trading, sales and administration, including past service on the board of directors of Banque Scandinave en Suisse, the Private Capital Group, Banco Scandiavian Sul America and Scandinavian Pacific Limited.

William W. Liebeck has served on our board of directors since September 2000. Mr. Liebeck has been a Partner of Thoma Cressey Equity Partners, Inc., a private equity investment firm, since June 1997. From June 1990 to July 1996, Mr. Liebeck was a partner at the private equity firm of Equivest Partners, Inc. Prior to that, he was a Partner at Golder Thoma & Co., also a private equity firm. Mr. Liebeck currently serves as a director of several private companies. He has a BA in Economics from the University of California at Berkeley and an MBA from the Stanford Graduate School of Business.

William J. Spencer has served on our board of directors since November 2002. He has been Chairman Emeritus of the International SEMATECH, a consortium of twelve semiconductor manufacturing companies from seven countries, since November 2000. From October 1997 to October 2000, Dr. Spencer was Chairman of the Board of SEMATECH. He also served as President and Chief Executive Officer of SEMATECH from November 1990 to October 1997. Dr. Spencer is a director of Capital Group ICA, a privately held corporation, a member of the National Academy of Engineering, a Fellow of the Institute of Electrical and Electronics Engineers and serves on many advisory groups. Dr. Spencer held teaching positions at the University of California at Berkeley and the University of New Mexico. During 1997 and 1998, he was a member of the board of directors of LECG, Inc. prior to its acquisition by Navigant Consulting. Dr. Spencer has an MS in Mathematics and a PhD in Physics from Kansas State University.

Walter H.A. Vandaele has served on our board of directors since June 2001 and has been an expert with our company since November 2000. From August 1998 to October 2000, Dr. Vandaele was a Senior Vice President of PHB Hagler Bailly, Inc., a subsidiary of Hagler Bailly, Inc. Dr. Vandaele also performed economic, business and financial consulting services at Putnam, Hayes & Bartlett, Inc. from June 1988 to August 1998. He has a Licentiaat in the Handels-en Financiële Wetenschappen from the University of Antwerp (University Faculties Saint Ignatius) (Belgium), a Doctorandus in Economics, University of Tilburg (the Netherlands) and a PhD and an MBA from the Graduate School of Business, University of Chicago.

BOARD OF DIRECTORS

Our board of directors currently consists of seven members. In accordance with the terms of our amended and restated certificate of incorporation, the terms of office of the directors are divided into three classes:

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Class I, whose term will expire at the annual meeting of stockholders to be held in 2004;

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Class II, whose term will expire at the annual meeting of stockholders to be held in 2005; and

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Class III, whose term will expire at the annual meeting of stockholders to be held in 2006.

The Class I directors are                           , and                           , the Class II directors are                           and                            and the Class III directors are                           ,                            and                            . At each annual meeting of stockholders, or special meeting in lieu thereof, after the initial classification of the board of directors, the successors to directors whose terms will then expire will be elected to serve from the time of election and qualification until the third annual meeting following election or special meeting held in lieu thereof. The authorized number of directors may be changed only by resolution of the board of directors or a super-majority vote of the stockholders. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as practicable, each class will consist of one-third of the directors. This classification of the board of directors may have the effect of delaying or preventing changes in control or management.

There are no family relationships among any of our directors and executive officers.

BOARD COMMITTEES

Our audit committee consists of Michael R. Gaulke, Michael R. Jeffrey and William J. Spencer. The audit committee reviews and monitors our financial statements and internal accounting procedures, selects independent accountants and consults with and reviews the services provided by our independent accountants.

Our compensation committee consists of Michael R. Gaulke, William W. Liebeck and William J. Spencer. The compensation committee reviews and recommends to the board of directors the compensation and benefits of our executive officers and administers our stock plans and employee benefit plans.

Our corporate governance committee consists of Michael R. Jeffrey, William W. Liebeck and William J. Spencer. The corporate governance committee recommends prospective director nominees to the board of directors for the next annual meeting of stockholders, develops and recommends to the board of directors governance principles applicable to us, oversees the evaluation of the board of directors and management and recommends to the board of directors nominees for each committee.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

Prior to establishing the compensation committee, the board of directors as a whole performed the functions delegated to the compensation committee. No member of the board of directors or the compensation committee serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

DIRECTOR COMPENSATION

We reimburse our non-employee directors for their expenses incurred in connection with attending board and committee meetings, and these directors, except for William W. Liebeck, receive a quarterly retainer of $4,000, an additional $2,000 for each regularly scheduled quarterly meeting of the board attended and $1,000 for each meeting of a committee attended. In addition, each of these directors receives $1,000 for each special meeting of the board attended, and the chairperson of each committee receives an additional $1,000 for each committee meeting attended. Each non-employee director who is not an expert of our firm and who joins our board following this offering will receive a nondiscretionary, automatic grant of an option to purchase 25,000 shares of our common stock upon joining our board. In addition, each non-employee director who is not an expert will receive a yearly nondiscretionary, automatic grant of an option to purchase 7,500 shares of our common stock, which vest one year after grant, pursuant to our 2003 Stock Plan. Certain directors also act in an expert capacity for us and receive compensation for their work as experts. See "Related party transactions."

EXECUTIVE COMPENSATION

The following table summarizes the compensation earned for services rendered to us in all capacities for the year ended December 31, 2002 by our Chairman of the Board (acting in a capacity similar to a chief executive officer) and our four other most highly paid executive officers whose salary and bonus exceeded $100,000 in 2002. These executives are referred to as the named executive officers elsewhere in this prospectus:

Summary compensation table

			Long-term compensation
	2002 annual compensation
			Securities underlying options	All other compensation(1)
Name and principal position	Salary	Bonus

David J. Teece Chairman of the Board	$125,000	$—	—	$1,508,607
David P. Kaplan President	$125,000	$—	—	$2,451,058
J. Geoffrey Colton Director of Finance and Assistant Secretary	$193,537	$32,000	15,000	$—
Marvin A. Tenenbaum General Counsel, Vice President and Secretary	$270,000	$50,000	—	$—
Denise E. Wilkins(2) Director of Administration	$137,000	$22,000	15,000	$—

(1)
Represents amounts paid in 2002 to the named executive officer in his or her capacity as an expert and for a percentage of the professional fees on projects secured by this named executive officer, for services provided in 2002 and prior periods, provided these services were billed and collected by us.

(2)
Ms. Wilkins is on an approved leave of absence up to October 1, 2004.

Option grants in last fiscal year

The following table sets forth each grant of stock options granted to each named executive officer during 2002, including the potential realizable value over the 10-year term of the options, based on assumed rates of stock appreciation of 5% and 10%, compounded annually. These assumed rates of appreciation comply with the rules of the Securities and Exchange Commission and do not represent our estimate of future stock price. Actual gains, if any, on stock option exercises depend on the future performance of our common stock. The assumed 5% and 10% rates of stock appreciation are based

on the assumed initial public offering price of $             per share, the mid-point of the range on the cover of this prospectus.

In 2002, we granted options to purchase up to an aggregate of 2,130,099 shares to employees, directors and consultants. Option shares generally vest over four years.

	Individual grants
		Percent of total options granted pursuant to option plan(1)			Potential realizable value at assumed annual rates of stock price appreciation for option term
			Exercise price per share
Name	Number of securities underlying options granted			Expiration date
					5%	10%

David J. Teece	—	—	—	—	—	—
David P. Kaplan	—	—	—	—	—	—
J. Geoffrey Colton	15,000	0.70%	$1.92	01/01/12
Marvin A. Tenenbaum	—	—	—	—	—	—
Denise E. Wilkins	15,000	0.70%	$1.92	01/01/12

(1)
Percentages represent options granted to the named executive officers as a percent of all options granted pursuant to our 2000 Incentive Plan during 2002, including employees and independent contractors, because we grant a significant number of options to independent contractors. As a percentage of total options granted to employees, these percentages would be 0.72% for each of Mr. Colton and Ms. Wilkins.

Aggregate option exercises and option values

None of the named executive officers exercised options during the fiscal year ended December 31, 2002. The following table describes for the named executive officers the number and value of securities underlying exercisable and unexercisable options held by them as of December 31, 2002.

The value realized and the value of unexercised in-the-money options at December 31, 2002 are based on the assumed initial public offering price of $         per share, the mid-point of the range on the cover of this prospectus, less the per share exercise price, multiplied by the number of shares issued or issuable, as the case may be, upon exercise of the option. All options were granted under our 2000 Incentive Plan.

			Number of securities underlying unexercised options at December 31, 2002
					Value of unexercised in-the-money options at December 31, 2002
	Number of shares acquired on exercise
Name
		Value realized	Exercisable	Unexercisable	Exercisable	Unexercisable

David J. Teece	—	$—	225,000	750,000	$	$
David P. Kaplan	—	$—	154,688	782,872	$	$
J. Geoffrey Colton	—	$—	8,438	21,562	$	$
Marvin A. Tenenbaum	—	$—	31,250	43,750	$	$
Denise E. Wilkins	—	$—	1,139	17,025	$	$

EMPLOYMENT CONTRACTS AND TERMINATION OF EMPLOYMENT AND CHANGE-IN-CONTROL ARRANGEMENTS

David J. Teece is entitled to receive severance payments for a period of six months at a rate equal to his then current base salary in the event he is terminated without cause pursuant to a senior management agreement with us. We have the option to continue these severance payments for an additional six months in exchange for the extension of the non-competition covenants of Dr. Teece for an additional six months.

David P. Kaplan is entitled to receive severance payments totaling $250,000 payable over twelve months in the event he is terminated without cause pursuant to a senior management agreement with us. These severance arrangements are described in the section of this prospectus entitled "Related party transactions."

BENEFIT PLANS

2000 Incentive Plan

Our 2000 Incentive Plan was adopted by our board of directors and our stockholders in September 2000. Our 2000 Incentive Plan provides for the grant of nonstatutory stock options to our employees, directors and consultants. As of June 30, 2003, we have reserved an aggregate of 8,597,575 shares of our common stock for issuance under this plan. As of June 30, 2003, 49,219 shares have been issued pursuant to the exercise of options, options to purchase 6,582,420 shares of common stock were outstanding, and 1,965,536 shares were available for future grant. Following this offering, the 2000 Incentive Plan will terminate, and we will not grant any additional stock options under our 2000 Incentive Plan. Instead we will grant options under our 2003 Stock Plan. If the successor corporation refuses to assume or substitute for outstanding options in a change of control, then the 2000 Incentive Plan provides that either all outstanding options shall immediately vest and become exercisable for a period of 15 days preceding the change of control or the board of directors may elect, in its sole discretion, to cancel any outstanding options and cause us to pay the holder of such options an amount in cash or securities equal to price paid to the holders of common stock in the change of control less the exercise price.

2003 Stock Plan

In connection with this offering, our board of directors approved the 2003 Stock Plan in                           2003, and the 2003 Stock Plan was approved by our stockholders in                            2003. Our 2003 Stock Plan provides for the grant of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, or the Code, to our employees, and for the grant of nonstatutory stock options and stock purchase rights to our employees, directors and consultants.

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Number of shares of common stock available under the 2003 Stock Plan.     We have reserved a total of             shares of our common stock for issuance pursuant to the 2003 Stock Plan. In addition, our 2003 Stock Plan provides for annual increases in the number of shares available for issuance under our 2003 Stock Plan on the first day of each fiscal year, beginning with our fiscal year 2004, equal to the lesser of:

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% of the outstanding shares of common stock on the first day of our fiscal year;

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shares; or

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a lesser amount as our board of directors may determine.

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Administration of the 2003 Stock Plan.    Our board of directors or a committee of our board will administer the 2003 Stock Plan. In the case of options intended to qualify as "performance-based compensation" within the meaning of Section 162(m) of the Code, the committee will consist of two or more "outside directors" within the meaning of Section 162(m) of the Code. The administrator has the power to determine the terms of the options or stock purchase rights granted, including the exercise price, the number of shares subject to each option or stock purchase right, the exercisability of the options and the form of consideration payable upon exercise.

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Options.    The administrator determines the exercise price of options granted under the 2003 Stock Plan, but with respect to nonstatutory stock options intended to qualify as "performance-based compensation" within the meaning of Section 162(m) of the Code and all incentive stock options, the exercise price must at least be equal to the fair market value of our common stock on the date of grant. The term of an incentive stock option may not exceed ten years, except that with respect to any participant who owns 10% of the voting power of all classes of our outstanding capital stock, the term must not exceed five years and the exercise price must equal at least 110% of the fair market value on the grant date. The administrator determines the term of all other options.

No optionee may be granted an option to purchase more than 1,000,000 shares in any fiscal year. In connection with his or her initial service, an optionee may be granted additional options to purchase up to 1,000,000 shares.

After termination of one of our employees, directors or consultants, he or she may exercise his or her option for the period of time stated in the option agreement. Generally, if termination is due to death or disability, the option will remain exercisable for 12 months. In all other cases, the option will generally remain exercisable for one to three months. However, an option may never be exercised later than the expiration of its term.

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Stock purchase rights.    Stock purchase rights, which represent the right to purchase our common stock, may be issued under our 2003 Stock Plan. The administrator determines the purchase price of stock purchase rights granted under our 2003 Stock Plan. Unless the administrator determines otherwise, a restricted stock purchase agreement, an agreement between us and an optionee which governs the terms of stock purchase rights, will grant us a repurchase option that we may exercise upon the termination of the purchaser's service with us for any reason, including death or disability. The purchase price for shares we repurchase will generally be the original price paid by the purchaser and may be paid by cancellation of any indebtedness of the purchaser to us. The administrator determines the rate at which our repurchase option will lapse.

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Transferability of options and stock purchase rights.    Our 2003 Stock Plan generally does not allow for the transfer of options or stock purchase rights, and only the optionee may exercise an option and stock purchase right during his or her lifetime.

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Adjustments upon merger or asset sale.    Our 2003 Stock Plan provides that in the event of our merger with or into another corporation or a sale of substantially all of our assets, the successor corporation will assume or substitute an equivalent option or right for each outstanding option or stock purchase right. If there is no assumption or substitution of outstanding options or stock purchase rights, all options and stock purchase rights shall immediately vest and the administrator will provide notice to the optionee that he or she has the right to exercise the option or stock purchase right as to all of the shares subject to the option or stock purchase right, including shares which would not otherwise be exercisable, for a period of 15 days from the date of the notice. The option or stock purchase right will terminate upon the expiration of the 15-day period.

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Amendment and termination of our 2003 Stock Plan.    Our 2003 Stock Plan will automatically terminate in 2013, unless we terminate it sooner. In addition, our board of directors has the authority to amend, suspend or terminate the 2003 Stock Plan provided it does not adversely affect any option or stock purchase right previously granted under it.

2003 Employee Stock Purchase Plan

In connection with this offering, we intend to establish an Employee Stock Purchase Plan. Our board of directors approved the 2003 Employee Stock Purchase Plan in                            2003, and our stockholders approved the Purchase Plan in                           2003.

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Number of shares of common stock available under the 2003 Employee Stock Purchase Plan.    A total of             shares of our common stock will be made available for sale. In addition, our 2003 Employee Stock Purchase Plan provides for annual increases in the number of shares available for issuance under the 2003 Employee Stock Purchase Plan on the first day of each fiscal year, beginning with our fiscal year 2004, equal to the lesser of:

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% of the outstanding shares of our common stock on the first day of the fiscal year;

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shares; or

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a lesser amount as our board of directors may determine.

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Administration of the 2003 Employee Stock Purchase Plan.    Our board of directors or a committee of our board will administer the 2003 Employee Stock Purchase Plan. Our board of directors or its committee has full and exclusive authority to interpret the terms of the 2003 Employee Stock Purchase Plan and determine eligibility.

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Eligibility to participate.    All of our employees and employees of designated subsidiaries are eligible to participate in the 2003 Employee Stock Purchase Plan if they are customarily employed for at least 20 hours per week and more than five months in any calendar year. However, an employee may not be granted an option to purchase stock under the 2003 Employee Stock Purchase Plan if that employee:

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immediately after grant owns stock possessing 5% or more of the total combined voting power or value of all classes of our capital stock; or

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accrues rights to purchase stock under all of our employee stock purchase plans at a rate that exceeds $25,000 worth of stock for each calendar year.

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Offering periods and contributions.    Our 2003 Employee Stock Purchase Plan is intended to qualify under Section 423 of the Code and contains consecutive, overlapping 24-month offering periods. Each offering period consists of four 6-month purchase periods. The offering periods generally start on the first trading day on or after May 1 and November 1 of each year, except for the first such offering period which will commence on the first trading day on or after the effective date of this offering and will likely end on the first trading day on or after November 1, 2005.

Our Employee Stock Purchase Plan permits participants to purchase common stock through payroll deductions of up to 15% of their eligible compensation which includes only a participant's base salary, wages, commissions, shift premium and overtime but excludes all other compensation. A participant may purchase a maximum of 10,000 shares during a six-month purchase period.

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Purchase of shares.    Amounts deducted and accumulated by the participant are used to purchase shares of our common stock at the end of each six-month purchase period. The price is 85% of the lower of the fair market value of our common stock at the beginning of an offering period or on the last day of a purchase period. If the fair market value on the last day of a purchase period is less than the fair market value at the beginning of the offering period, participants will be withdrawn from the current offering period following their purchase of shares on the purchase date and will be automatically re-enrolled in a new offering period. Participants may end their participation at any time during an offering period, and will be returned their payroll deductions to date. Participation ends automatically after termination of employment with us; however, a participant's accumulated payroll deductions at the time of termination will be used to purchase shares on the next purchase date provided such purchase date is within three months of such participant's termination of employment.

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Transferability of rights.    A participant may not transfer rights granted under the 2003 Employee Stock Purchase Plan other than by will, the laws of descent and distribution or as otherwise provided under the Purchase Plan.

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Adjustments upon merger or change in control.    In the event of a merger with or into another corporation or change in control, a successor corporation may assume or substitute each outstanding option. If the successor corporation refuses to assume or substitute for the outstanding options, the offering periods then in progress will be shortened, and a new exercise date will be set. In this event, the administrator will provide notice of the new exercise date to each optionee at least 10 business days before the new exercise date.

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Amendment and termination of the purchase plan.    The administrator has the authority to amend or terminate our 2003 Employee Stock Purchase Plan, except that, subject to certain exceptions described in the 2003 Employee Stock Purchase Plan, no action may adversely affect any outstanding rights to purchase stock under our 2003 Employee Stock Purchase Plan.

401(k) Plan

We maintain a 401(k) retirement savings plan. Each participant may contribute to the 401(k) Plan, through payroll deductions, up to a statutorily prescribed annual limit of $12,000 in 2003, subject to statutory limitations imposed by the Internal Revenue Service. Through 2002, we generally matched contributions of participants up to $6,000 per year. All amounts contributed by employee participants and earnings on these contributions are fully vested at all times. Employee participants may elect to invest their contributions in various established funds.

Related party transactions

We describe below transactions and series of similar transactions, during our last three fiscal years, to which we were a party or will be a party, in which:

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the amounts involved exceeded or will exceed $60,000; and

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a director, executive officer, holder of more than 5% of our common stock or any member of their immediate family had or will have a direct or indirect material interest.

We also describe below certain other transactions with our directors, executive officers and stockholders.

GENERAL

In our ordinary course of business, we enter into transactions with some of our directors and officers. We believe that each of these transactions has been on terms no less favorable for us than we could have obtained in a transaction with an independent third party.

EXPERT AGREEMENTS

We are party to an expert agreement with each of David J. Teece, our Chairman of the Board, David P. Kaplan, a director and our President, and Walter H. A. Vandaele, a director. These expert agreements are terminable at will by either party and do not contain restrictions on competition after termination. Each of Drs. Teece and Vandaele and Mr. Kaplan has entered into exclusive expert agreements with us pursuant to which each person provides services on our behalf in consideration for a cash payment generally equal to the sum of the amount of fees collected by us for the hours billed by this person and a percentage (up to 14%) of staff fees collected by us on projects secured by this person. We are also required to pay to Mr. Kaplan $59,166 per month, and collected fees for billings and projects secured by Mr. Kaplan will be deducted against this amount. In addition, we are required to pay to Dr. Vandaele $500,000 per year, and collected fees for billings and projects secured by Dr. Vandaele are deducted against this amount.

Pursuant to these expert agreements, we paid Dr. Teece, Mr. Kaplan and Dr. Vandaele, each of whom is a director and in the case of Dr. Teece and Mr. Kaplan, executive officers, $2,321,127, $1,832,146, and $1,224,263, respectively, during 2001. During 2002, we paid Dr. Teece, Mr. Kaplan and Dr. Vandaele, $1,508,607, $2,451,058 and $2,068,500 respectively, pursuant to these expert agreements.

SENIOR MANAGEMENT AGREEMENT WITH DAVID J. TEECE

In September 2000, we entered into a senior management agreement with David J. Teece, our Chairman of the Board, providing for among other things, Dr. Teece's compensation. In July 2003, the compensation committee authorized an increase in Dr. Teece's base annualized salary to $175,000 for the six month period starting January 1, 2003 and ending June 30, 2003 and a subsequent increase to $225,000 for the six month period starting July 1, 2003 and ending December 31, 2003. In addition, the compensation committee authorized Dr. Teece to be eligible for performance bonuses of up to $125,000 if our net revenues for 2003 are at least $160.0 million and up to an additional $250,000 if we meet targets based upon earnings before interest, taxes, depreciation and amortization as specified in our operating plan for 2003. Dr. Teece's agreement recognizes that his time availability and commitment to us must accommodate his position as a part-time faculty member at the University of

California at Berkeley, and the University's regulations regarding conflict of commitment. Dr. Teece is not required to spend more than 50% of his business or professional time on our affairs or provide services on engagements. In addition, Dr. Teece is entitled to $500,000 in deferred compensation that is not payable until we have at least $20.0 million of earnings before interest, taxes, depreciation and amortization in any fiscal year and if permitted under our credit facility. Such deferred compensation has been accruing interest at a rate of 10% per year since September 29, 2000 and will continue until paid. We are obligated to provide him with two executive assistants at our expense. The senior management agreement does not have a specified term and is terminable at will. If Dr. Teece's services as the Chairman of the Board are terminated by us without cause, Dr. Teece will be entitled to severance payments for a six-month period following termination at his then annual base salary rate, which period may be extended by another six months by us in exchange for a six month extension of the non-competition covenants of Dr. Teece. Dr. Teece is generally prohibited from managing or controlling a competitive business to ours that has annual revenues greater than $5.0 million during the twelve-month period following his termination, which period is reduced to six months in the event he is terminated by us without cause; however, Dr. Teece may act as an expert in a non-managerial control position. In addition, Dr. Teece is prohibited from soliciting certain of our clients and staff during the twelve-month period following his termination.

SENIOR MANAGEMENT AGREEMENT WITH DAVID P. KAPLAN

In September 2000, we entered into a senior management agreement with David P. Kaplan, our President, providing for among other things, Dr. Kaplan's compensation. In July 2003, the compensation committee authorized an increase in Dr. Kaplan's base annualized salary to $175,000 for the six month period starting January 1, 2003 and ending June 30, 2003 and a subsequent increase to $225,000 for the six month period starting July 1, 2003 and ending December 31, 2003. In addition, the compensation committee authorized Mr. Kaplan to be eligible for performance bonuses of up to $125,000 if our net revenues for 2003 are at least $160.0 million and up to an additional $250,000 if we meet targets based upon earnings before interest, taxes, depreciation and amortization as specified in our operating plan for 2003. In addition, Mr. Kaplan is entitled to $250,000 in deferred compensation that is not payable until we have at least $20.0 million of earnings before interest, taxes, depreciation and amortization in any fiscal year and if permitted under our credit facility. Such deferred compensation has been accruing interest at a rate of 10% per year since September 29, 2000 until paid. Mr. Kaplan is also eligible for benefits generally available to our other executive and managerial employees, and we are obligated to provide him with one executive assistant at our expense. The senior management agreement does not have a specified term and is terminable at will. If Mr. Kaplan's services as the President are terminated by us without cause, Mr. Kaplan will be entitled to severance payments totaling $250,000 payable over a 12-month period following termination. Mr. Kaplan is generally prohibited from managing or controlling a competitive business to ours that has annual revenues greater than $5.0 million during the twelve-month period following his termination; however, Mr. Kaplan may act as an expert in a non-managerial control position. In addition, Mr. Kaplan is prohibited from soliciting certain of our clients and staff during the twelve-month period following his termination.

OTHER AGREEMENTS

Pursuant to an agreement with David Teece, our Chairman of the Board, we pay the project origination fees otherwise owing to Dr. Teece to a corporation in which Dr. Teece has a minority equity position. In identifying the compensation paid to Dr. Teece during 2002, we have included all amounts paid to this corporation.

COMMON STOCK ISSUANCES PURSUANT TO BUY-SELL AGREEMENT

We and some of our stockholders are parties to a buy-sell agreement, effective as of September 29, 2000, which provides, in part, that we have the right to repurchase the unvested shares of restricted common stock issued under the buy-sell agreement at original cost if a stockholder: (a) ceases to provide services on a regular basis to us, (b) makes an assignment for the benefit of creditors, (c) files a petition in any bankruptcy of insolvency proceeding (or a petition is filed against this stockholder) or (d) attempts to transfer this stockholder's shares of restricted common stock in violation of a securityholders' agreement among us and our stockholders. Our repurchase right generally lapses over a minimum of 4 years and a maximum of 4 1/2 years. The following directors and executive officers are parties to the buy-sell agreement: David J. Teece, David P. Kaplan, J. Geoffrey Colton, Marvin A. Tenenbaum, Walter H. A. Vandaele and Denise E. Wilkins.

In October 2000, we issued to each of David J. Teece, our Chairman of the Board, and David P. Kaplan, our President, 840,000 shares of restricted common stock at a price of $0.0067 per share. The shares of restricted common stock issued to Dr. Teece and Mr. Kaplan are subject to the buy-sell agreement. The buy-sell agreement provides that the shares owned by Dr. Teece and Mr. Kaplan are subject to a right of repurchase in our favor, which lapses (i) at a rate of 25% per year commencing on September 29, 2001 and on the next three anniversary dates thereafter subject to the continued services to us by Dr. Teece and Mr. Kaplan, with respect to 50% of the shares of common stock subject to the agreement, (ii) at a rate of 25% per year commencing on December 31, 2001 based upon the achievement of individual billing goals with respect to 25% of the shares subject to the agreement, and (iii) at a rate of 25% per year commencing on December 31, 2001, in the event we achieve our goals as stated in our annual business plan. All of the shares of common stock that have not been released from our repurchase option because goals were not achieved shall be released in full on January 16, 2005. In December 2002, our board of directors accelerated the vesting of 1,641,086 restricted common shares. Included in such acceleration was 525,000 shares for each of Dr. Teece and Mr. Kaplan. As of June 30, 2003, 840,000 shares owned by each of Dr. Teece and Mr. Kaplan are fully vested and 0 shares remain subject to our right of repurchase.

In October 2000, we issued J. Geoffrey Colton, our Director of Finance and at that time an executive officer, 37,500 shares of restricted common stock at a price of $0.0067 per share. The shares of restricted common stock issued to Mr. Colton are subject to the buy-sell agreement. The buy-sell agreement provides that the shares owned by Mr. Colton are subject to a right of repurchase in our favor, which lapses at a rate of 25% per year commencing on September 30, 2001 and on the next three anniversary dates thereafter, subject to Mr. Colton's continued services to us on these dates. As of June 30, 2003, 18,750 shares owned by Mr. Colton are fully vested and 18,750 shares remain subject to our right of repurchase.

In October 2000, we issued Denise E. Wilkins, then our Director of Administration, 15,000 shares of restricted common stock at a price of $0.0067 per share. The shares of restricted common stock issued to Ms. Wilkins are subject to the buy-sell agreement. The buy-sell agreement provides that the shares owned by Ms. Wilkins are subject to a right of repurchase in our favor, which lapses at a rate of 25% per year commencing on September 30, 2001 and on the next three anniversary dates thereafter, subject to Ms. Wilkins' continued services to us on these dates. In April 2003, Ms. Wilkins went on an approved leave of absence until October 2004, during which period her shares will continue to vest. As of June 30, 2003, 7,500 shares owned by Ms. Wilkins are fully vested and 7,500 shares remain subject to our right of repurchase.

In October 2000, we issued Walter H.A. Vandaele, a director, 60,000 shares of restricted common stock at a price of $0.0067 per share. The shares of restricted common stock issued to Dr. Vandaele are subject to the buy-sell agreement. The buy-sell agreement provides that the shares owned by Dr. Vandaele are subject to a right of repurchase in our favor, which lapses at a rate of 25% per year commencing on September 30, 2001 and on the next three anniversary dates thereafter, subject to Dr. Vandaele's continued services to us on these dates. As of June 30, 2003, 30,000 shares owned by Dr. Vandaele are fully vested and 30,000 shares remain subject to our right of repurchase.

The stockholders that are a party to the buy-sell agreement, including the foregoing directors and named executive officers, are entitled to certain registration rights. See "Shares eligible for future sale—Registration rights."

PERFORMANCE STOCK OPTION ISSUANCES

In October 2001, we issued David J. Teece, our Chairman of the Board, and David P. Kaplan, our President, options to purchase 750,000 shares of our common stock, respectively, at an exercise price of $3.33 per unit. The options have a 7-year cliff vesting period subject to acceleration upon the occurrence of certain events. We believe that these options may become fully vested and exercisable after the completion of this offering based upon the average closing market price of our common stock over a twenty-day period following this offering.

ACCELERATED VESTING OF STOCK OPTIONS AND SHARES OF RESTRICTED STOCK

In December 2002, the board of directors authorized the acceleration of the vesting of 1,354,868 stock options held by 45 experts, including 131,250, 79,688 and 21,876 stock options held by Dr. Teece, Mr. Kaplan and Dr. Vandaele, respectively. In December 2002, the board of directors authorized the acceleration of the vesting of 1,641,086 shares of restricted stock held by 17 experts, including 525,000 and 525,000 shares of restricted stock held by Dr. Teece and Mr. Kaplan, respectively. These accelerated options and restricted shares are subject to a lock-up agreement under which the shares underlying the options and the restricted shares cannot be sold until such time as the options and restricted shares would have otherwise vested absent the acceleration.

COMMON UNIT AND PREFERRED UNIT ISSUANCES

In a private financing in September 2000 and in October 2000, we sold investment units, each consisting of a combination of our common units and Class A preferred units at a ratio of 521.809 common units for each Class A preferred unit purchased. In total, we raised gross proceeds of approximately $31.1 million, net of $805,000 of equity transaction costs, through the issuance of 31,797.475 Class A preferred units at a purchase price of $1,000 per unit and 16,592,205 common units at a purchase price of $0.0067 per unit.

Upon the effectiveness of an equity exchange that will result in LECG Holding Company becoming a wholly owned subsidiary of LECG Corporation, each outstanding common unit of LECG Holding Company will be exchanged for    shares of common stock of LECG Corporation. In addition, each Class A preferred unit will be redeemed. The holders of the common units are entitled to certain registration rights. See "Shares eligible for future sale—Registration rights." The investors in this financing included the following persons who at that time were executive officers, directors or holders of more than 5% of our securities and their affiliated entities:

Investor	Class A preferred units purchased		Common units purchased

TCEP/LECG Funding Corporation(1)	15,446.270		8,059,999
LECG Investment LLC	2,989.600		1,560,001
David J. Teece	3,986.125	(2)	2,080,002	(3)
David P. Kaplan	996.533		520,000
J. Geoffrey Colton	86.237		45,000
Walter H.A. Vandaele	996.533		520,000

(1)
William W. Liebeck, one of our directors, is the President and a member of the board of directors of TCEP/LECG Funding Corporation, a Delaware corporation. TCEP/LECG Funding Corporation is wholly owned by Thoma Cressey Fund VII, L.P. and Thoma Cressey Friends Fund VII, L.P.

(2)
Includes 996.530 preferred units purchased by Norman Laboe as Trustee of Teece Irrevocable Trust No. 3 U/A/D 10-14-97, and 2,989.595 Class A preferred units purchased by David J. Teece.

(3)
Includes 520,000 shares of common stock purchased by Norman Laboe as Trustee of Teece Irrevocable Trust No. 3 U/A/D 10-14-97, and 1,560,002 shares of common stock purchased by David J. Teece.

INDEMNIFICATION AGREEMENTS OF OFFICERS AND DIRECTORS

Our amended and restated certificate of incorporation and our bylaws provide that we will indemnify each of our directors and officers to the fullest extent permitted by the Delaware General Corporation Law. Further, we have entered into indemnification agreements with each of our directors and officers. For further information, see "Description of capital stock—Limitation of liability and indemnification matters."

INDEBTEDNESS OF MANAGEMENT

In September 2000, we loaned $500,000 to David P. Kaplan, our President, in connection with his purchase of an aggregate of 996.533 Class A preferred units and 520,000 common units. The loan was made pursuant to a loan agreement and secured non-recourse promissory note in the amount of $500,000. The note bears interest at a rate of 8%, compounded annually, and is secured by all of the Class A preferred units and the common units purchased by Mr. Kaplan at the time of the management buyout, as well as any property exchanged for these units and any distributions made on these units. The note is payable upon the earlier of (i) a sale or change of control of us, (ii) 18 months from the closing of this offering, (iii) September 29, 2010, or (iv) 60 days after the termination of Mr. Kaplan's employment with or services to us. In September 2002, Mr. Kaplan voluntarily repaid all amounts owed by him to us under the loan agreement and promissory note.

In November 2000, we loaned $250,000 to Mukesh Bajaj, then a director, in connection with his purchase of an aggregate of 697.573 Class A preferred units and 364,000 common units. The loan was made pursuant to a loan agreement and secured non-recourse promissory note in the amount of $250,000. The note accrued interest at a rate of 8%, compounded annually, and was secured by all of his Class A preferred units and common units, as well as any distributions made on these units. The note was payable upon the earliest of (i) a sale or change of control of LECG, (ii) 12 months from the closing of this offering, (iii) October 31, 2010, or (iv) 60 days after the termination of Dr. Bajaj's employment with or services to us. In August 2002, Dr. Bajaj voluntarily repaid all amounts owed by him to us under the loan agreement and promissory note.

LOAN GUARANTY

In June 2002, we entered into an amendment to our credit agreement with our lenders and borrowed an additional $5.0 million under our existing term loan. Thoma Cressey Fund VII, L.P., the principal parent of TCEP/LECG Funding Corporation, our largest stockholder, guaranteed our obligations up to $5.0 million for the benefit of our lenders and the administrative agent under the loan with respect to our borrowing of additional $5.0 million. Dr. Teece, our Chairman, guaranteed our obligations up to $2.5 million, for the benefit of Thoma Cressey Fund VII, L.P. with respect to our borrowing of additional $5.0 million. We reimbursed Thoma Cressey Fund VII, L.P. and Dr. Teece $37,000 for all legal expenses incurred by them associated with the guarantees and the related transactions. In addition, we paid a commitment fee of $400,000 to Thoma Cressey Fund VII, L.P., of which $200,000 was required to be paid to Dr. Teece by Thoma Cressey Fund VII, L.P. In March 2003, we amended and restated our credit facilities with our lenders, and the guarantees are no longer in effect.

LOANS FROM MANAGEMENT

In August 2002, David J. Teece, our Chairman, and Walter H.A. Vandaele, a director, loaned us $200,000 and $500,000, respectively, and in September 2002, Dr. Teece and Dr. Vandaele loaned us $2.0 million and $500,000, respectively. We repaid all amounts loaned to us by Drs. Teece and Vandaele within a few days of the making of such loans. In November 2002, Dr. Teece also committed to provide us up to $2.0 million through March 31, 2003, at an interest rate of prime rate plus 3.5% for any borrowed amounts. No borrowings were made by us from Dr. Teece under this commitment.

Principal stockholders

The following tables set forth information about the beneficial ownership of our common stock on June 30, 2003, and as adjusted to reflect the sale of the shares of common stock in this offering, by:

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each person known to us to be the beneficial owner of more than 5% of our common stock;

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each named executive officer;

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each of our directors; and

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all of our executive officers and directors as a group.

Unless otherwise noted below, the address of each beneficial owner listed on the tables is c/o LECG Corporation, 2000 Powell Street, Suite 600, Emeryville, California 94608. We have determined beneficial ownership in accordance with the rules of the Securities and Exchange Commission. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the tables below have sole voting and investment power with respect to all shares of common stock that they beneficially own, subject to applicable community property laws. We have based our calculation of the percentage of beneficial ownership on 20,437,049 shares of common stock outstanding on June 30, 2003 and shares of common stock outstanding upon completion of this offering.

In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we deemed outstanding shares of common stock subject to options held by that person that are currently exercisable or exercisable within 60 days of June 30, 2003. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

		Number of shares underlying options exercisable within 60 days of June 30, 2003	Percentage of outstanding shares
	Number of shares owned
Beneficial owner			Before	After

5% Stockholders
TCEP/LECG Funding Corporation(1)	8,059,999	—	39.4%
LECG Investment LLC(2)	1,560,001	—	7.6
Directors and Named Executive Officers
David J. Teece(3)(4)	2,451,999	225,000	13.1
David P. Kaplan(4)	1,278,480	167,188	7.1
J. Geoffrey Colton	82,500	17,802	*
Marvin A. Tenenbaum(5)	25,999	43,750	*
Denise E. Wilkins	15,000	7,414	*
Michael R. Gaulke	—	—	—
Michael R. Jeffrey	—	—	—
William W. Liebeck(6)	8,059,999	—	39.4
William J. Spencer	—	—	—
Walter H.A. Vandaele	580,000	40,625	3.0
All directors and executive officers as a group (13 people)	12,493,977	516,659	63.7

*
Less than one percent

(1)
TCEP/LECG Funding Corporation, a Delaware corporation, is wholly owned by Thoma Cressey Fund VII, L.P. and Thoma Cressey Friends Fund VII, L.P. Upon completion of the proposed offering, 7,936,036 shares of our common stock will be held by Thoma Cressey Fund VII, L.P. and 123,963 shares of our common stock will be held by Thoma Cressey

  Friends Fund VII, L.P. The address for the Thoma Cressey entities is One Embacadero Center, Suite 2930, San Francisco, California, 94111.

(2)
LECG Investment LLC is owned by Quadrant Capital Fund No. 2, which has sole voting and investment control over shares owned by LECG Investment LLC. The address of LECG Investment LLC is c/o Quadrant Capital, Level 16, 6-10 O'Connell Street, Sydney, NSW 2000, Australia.

(3)
Includes 520,000 shares held by the Teece Irrevocable Trust No. 3 U/A/D 10/14/97, 210,000 shares of common stock held by the Teece Family Millennium Trust, 28,125 vested stock options held by the Teece Family Millennium Trust and 500,000 shares of common stock held by the Teece Children's Stock Trust u/t/d May 5, 1993. Dr. Teece disclaims beneficial ownership of these shares and stock options except to the extent of his pecuniary interest therein.

(4)
Does not include any shares of common stock underlying the performance options granted to Dr. Teece and Mr. Kaplan in October 2001 that are exercisable for 750,000 shares of common stock for each of Dr. Teece and Mr. Kaplan that may become fully vested and exercisable following the completion of this offering. See "Related party transactions—Performance stock option issuances."

(5)
Shares are held by Marvin A. Tenenbaum and Lynn Tenenbaum as joint tenants.

(6)
Mr. Liebeck is a Partner of Thoma Cressey Equity Partners, Inc. All of the shares attributed to Mr. Liebeck are owned directly by TCEP/LECG Funding Corporation and upon completion of this offering, 7,936,036 of these shares will be owned by Thoma Cressey Fund VII, L.P. and 123,963 of these shares will be owned by Thoma Cressey Friends Fund VII, L.P. Mr. Liebeck disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein. Mr. Liebeck's address is c/o Thoma Cressey Equity Partners, Inc. One Embarcadero Center, Suite 2930, San Francisco, California, 94111.

Description of capital stock

Upon the closing of this offering, our authorized capital stock will consist of 200,000,000 shares of common stock, $0.001 par value per share, and 5,000,000 shares of preferred stock, $0.001 par value per share. The following description summarizes some of the terms of our capital stock. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description you should refer to our certificate of incorporation and bylaws, effective upon completion of this offering, copies of which have been filed as exhibits to the registration statement of which the prospectus is a part.

COMMON STOCK

On June 30, 2003, there were 20,437,049 shares of common stock outstanding, held of record by approximately 87 stockholders. After this offering, there will be                            shares of our common stock outstanding, or                           shares if the underwriters exercise their over-allotment option in full.

The holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders, including the election of directors, and do not have cumulative voting rights. Accordingly, the holders of a majority of the shares of common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they so choose. Subject to preferences that may be applicable to any then outstanding preferred stock, holders of common stock are entitled to receive ratably those dividends, if any, as may be declared by the board of directors out of legally available funds. Upon our liquidation, dissolution or winding up, the holders of common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities of our company, subject to the prior rights of any preferred stock then outstanding. Holders of common stock have no preemptive or conversion rights or other subscription rights and there are no redemption or sinking funds provisions applicable to the common stock. All outstanding shares of common stock are, and the common stock to be outstanding upon completion of this offering will be, fully paid and nonassessable.

PREFERRED STOCK

The board of directors will have the authority, without any action by the stockholders, to issue from time to time the preferred stock in one or more series and to fix the number of shares, designations, preferences, powers, and relative, participating, optional or other special rights and the qualifications or restrictions thereof. The preferences, powers, rights and restrictions of different series of preferred stock may differ with respect to dividend rates, amounts payable on liquidation, voting rights, conversion rights, redemption provisions, sinking fund provisions, and purchase funds and other matters. The issuance of preferred stock could decrease the amount of earnings and assets available for distribution to holders of common stock or adversely affect the rights and powers, including voting rights, of the holders of common stock, and may have the effect of delaying, deferring or preventing a change in control of our company. The existence of authorized but unissued preferred stock may enable the board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise. For example, if in the due exercise of its fiduciary obligations, the board of directors were to determine that a takeover proposal is not in our best interests, the board of directors could cause shares of preferred stock to be issued without stockholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquirer or insurgent stockholder or stockholder group.

ANTI-TAKEOVER EFFECTS OF PROVISIONS OF OUR AMENDED AND RESTATED CERTIFICATE OF INCORPORATION, OUR BYLAWS AND DELAWARE LAW

Some provisions of Delaware law, our amended and restated certificate of incorporation and our bylaws contain provisions that could make the following transactions more difficult:

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acquisition of us by means of a tender offer;

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acquisition of us by means of a proxy contest or otherwise; or

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removal of our incumbent officers and directors.

These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because negotiation of these proposals could result in an improvement of their terms.

Undesignated preferred stock

The ability to authorize undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of our company.

Stockholder meetings

Our charter documents provide that a special meeting of stockholders may be called only by the chairman of the board, the chief executive officer or the president of our company, or by a resolution adopted by a majority of our board of directors.

Requirements for advance notification of stockholder nominations and proposals

Our bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors.

Elimination of stockholder action by written consent

Our certificate of incorporation eliminates the right of stockholders to act by written consent without a meeting.

Delaware anti-takeover statute

We are subject to Section 203 of the Delaware General Corporation Law which prohibits persons deemed "interested stockholders" from engaging in a "business combination" with a Delaware corporation for three years following the date these persons become interested stockholders. Generally, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status did own, 15% or more of a corporation's voting stock. Generally, a "business combination" includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the board of directors.

Amendment of charter provisions

The amendment of any of the above provisions, except for the provision making it possible for our board of directors to issue preferred stock, would require approval by holders of at least 66 2/3% of our then outstanding common stock.

The provisions of Delaware law, our amended and restated certificate of incorporation and our bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

LIMITATIONS OF LIABILITY AND INDEMNIFICATION MATTERS

We have adopted provisions in our amended and restated certificate of incorporation that limit the liability of our directors for monetary damages for breach of their fiduciary duties, except for liability that cannot be eliminated under the Delaware General Corporation Law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for any of the following:

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any breach of their duty of loyalty to the corporation or the stockholder;

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acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

–>
unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

–>
any transaction from which the director derived an improper personal benefit.

This limitation of liability does not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

Our amended and restated certificate of incorporation and our bylaws also provide that we shall indemnify our directors and executive officers and may indemnify our other officers and employees and other agents to the fullest extent permitted by law. We believe that indemnification under our bylaws covers at least negligence and gross negligence on the part of indemnified parties. Our bylaws also permit us to secure insurance on behalf of any officer, directors employee or other agent for any liability arising out of his or her actions in this capacity, regardless of whether our bylaws would permit indemnification.

We have entered into separate indemnification agreements with our directors and executive officers, in addition to indemnification provided for in our charter documents. These agreements among other things, provide for indemnification of our directors and executive officers for expenses, judgments, fines and settlement amounts incurred by this person in any action or proceeding arising out of this person's services as a director or executive officer or at our request. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the common stock is                           . Its address is                           .

LISTING

We have applied to have our common stock approved for listing, subject to official notice of issuance, on the Nasdaq National Market under the symbol "XPRT." We have not applied to list our common stock on any other exchange or quotation system.

Shares eligible for future sale

Prior to this offering there has been no public market for our common stock, and a significant public market for our common stock may never develop or be sustained after this offering. We cannot predict the effect, if any, that market sales of shares or the availability of shares for sale will have on the market price prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. However, sales of our common stock in the public market after the restrictions lapse, or the perception that these sales may occur, could cause the market price of our common stock to decline.

Upon completion of this offering, we will have an aggregate of                           outstanding shares of common stock, or                           shares if the underwriters exercise the over-allotment option in full. As of June 30, 2003, we had outstanding stock options held by employees, consultants and directors for the purchase of an aggregate of 6,582,420 shares of common stock.

The                           shares of common stock being sold in this offering will be freely tradable without restriction or further registration under the Securities Act of 1933, as amended, unless the shares are purchased by affiliates of our company, as that term is defined in Rule 144 of the Securities Act of 1933, as amended. All remaining shares were issued and sold by us in private transactions and are eligible for public sale if registered under the Securities Act of 1933, as amended, or sold in accordance with Rule 144 or Rule 701 thereunder.

LOCK-UP AGREEMENTS

Each of our directors and substantially all of our stockholders have signed lock-up agreements under which they will agree not to offer, sell, contract to sell, hedge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exercisable or exchangeable for shares of common stock, for a period of 180 days after the date of this prospectus. UBS Securities LLC, in its sole discretion, may release some or all of these shares before the 180-day lockup period ends.

Following the expiration of the lock-up period, approximately                           shares of common stock, including shares issuable upon the exercise of outstanding options and warrants, will be available for sale in the public market subject to compliance with Rule 144, Rule 144(k) or Rule 701.

ELIGIBILITY OF RESTRICTED SHARES FOR SALE IN THE PUBLIC MARKET

Rule 144

In general, under Rule 144, a person or persons whose shares are aggregated who has beneficially owned restricted securities for at least one year, including the holding period of any holder who is not an affiliate, and who files a Form 144 with respect to this sale, is entitled to sell within any three-month period commencing 90 days after the date of this prospectus a number of shares of common stock that does not exceed the greater of:

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1% of the then outstanding shares of our common stock, or approximately                           shares immediately after this offering, or

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the average weekly trading volume during the four calendar weeks preceding the sale.

Sales under Rule 144 are also subject to restrictions relating to manner of sale, notice and the availability of current public information about us.

Rule 144(k)

A person who is not deemed to have been our affiliate at any time during the 90 days immediately preceding a sale and who has beneficially owned his or her shares for at least two years, including the holding period of any prior owner who is not an affiliate, is entitled to sell these shares of common stock pursuant to Rule 144(k) without regard to the volume limitations, manner of sale provisions, public information or notice requirements of Rule 144. Affiliates must always sell pursuant to Rule 144, even after the applicable holding periods have been satisfied.

Rule 701

Rule 701 may be relied upon with respect to the resale of securities originally purchased from us by our employees, directors, officers, consultants or advisers prior to the closing of this offering and pursuant to written compensatory benefit plans or written contracts relating to the compensation of these persons. In addition, the SEC has indicated that Rule 701 will apply to stock options granted by us before this offering, along with the shares acquired upon exercise of these options. Securities issued in reliance on Rule 701 are deemed to be restricted shares and, beginning 90 days after the date of this prospectus, may be sold by persons other than affiliates subject only to the manner of sale provisions of Rule 144 and by affiliates under Rule 144 without compliance with the holding period requirements. As of June 30, 2003, 49,219 of our outstanding shares of common stock had been issued in reliance on Rule 701 as a result of exercise of stock options.

STOCK OPTIONS

We intend to file registration statements under the Securities Act of 1933, as amended, covering approximately             shares of common stock reserved for issuance under our 2000 Incentive Plan, 2003 Stock Plan and 2003 Employee Stock Purchase Plan. These registration statements are expected to be filed soon after the date of this prospectus and will automatically become effective upon filing. Accordingly, shares registered under this registration statement will be available for sale in the open market, unless these shares are subject to vesting restrictions with us or are otherwise subject the contractual restrictions described above.

REGISTRATION RIGHTS

In addition, after this offering, the holders of 20,437,049 shares of common stock will be entitled to rights to cause us to register the sale of these shares under the Securities Act of 1933, as amended. These shares are referred to as registrable securities. Specifically, commencing 180 days after the effective date of the registration statement of which this prospectus is a part, a holder or holders of at least a majority of the registrable securities may require us to prepare and file a registration statement under the Securities Act of 1933, as amended, at our expense covering all or a portion of the registrable securities if the shares to be included in that registration will generate anticipated aggregate net proceeds to us of at least $5.0 million. Under these demand registration rights, we are required to use our best efforts to cause the shares requested to be included in the registration statement, subject to customary conditions and limitations. We are not obligated to effect more than two of these stockholder-initiated registrations. Once we become eligible to file a registration statement on Form S-3, the holders of registrable securities may require us to register all or a portion of their securities on a registration statement on Form S-3 and may participate in a Form S-3 registration by us, subject to specific conditions and limitations. Registration rights terminate no later than five years after this offering. Registration of these shares under the Securities Act of 1933, as amended, would result in these shares, other than shares purchased by our affiliates, becoming freely tradable without restriction under the Securities Act of 1933, as amended.

Underwriting

We and the underwriters named below have entered into an underwriting agreement concerning the shares we are offering. Subject to conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. UBS Securities LLC, Lehman Brothers Inc., Adams, Harkness & Hill, Inc. and Legg Mason Wood Walker, Incorporated are the representatives of the underwriters.

Underwriters	Number of shares

UBS Securities LLC
Lehman Brothers Inc.
Adams, Harkness & Hill, Inc.
Legg Mason Wood Walker, Incorporated

Total

If the underwriters sell more shares than the total number set forth in the table above, the underwriters have a 30-day option to buy from us up to an additional                           shares at the initial public offering price less the underwriting discounts and commissions and estimated offering expenses to cover these sales. If any shares are purchased under this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following table shows the per share and total underwriting discounts and commissions we will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase up to an additional                           shares.

	No exercise	Full exercise

Per share	$	$
Total	$	$

We estimate that the total expenses of the offering payable by us, excluding underwriting discounts and commissions, will be approximately $                           . Expenses include the Securities and Exchange Commission and NASD filing fees, Nasdaq National Market listing fee, printing, legal, accounting and transfer agent and registrar fees and other miscellaneous fees and expenses.

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $                           per share from the initial public offering price. Any of these securities dealers may resell any shares purchased from the underwriters to other brokers or dealers at a discount of up to $                           per share from the initial public offering price. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms. Sales of shares made outside of the United States may be made by affiliates of the underwriters. Upon execution of the underwriting agreement, the underwriters will be obligated to purchase the shares at the prices and upon the terms stated therein, and, as a result, will thereafter bear any risk associated with changing the offering price to the public or other selling terms. The underwriters have informed us that they do not expect discretionary sales to exceed 5% of the shares of common stock to be offered.

Our company and each of our directors, executive officers and substantially all of our current stockholders have agreed with the underwriters not to offer, sell, contract to sell, hedge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable for shares of common stock until after the date that is 180 days after the date of this prospectus, without the prior written consent of UBS Securities LLC. This agreement does not generally apply to the exercise of options under our employee benefits plans. Although it has advised us that it has no intent or understanding to do so, UBS Securities LLC, in its sole discretion, may permit early release of the shares of our common stock subject to the restrictions detailed above prior to the expiration of the 180-day lock up period. UBS Securities LLC has advised us that, prior to granting an early release of our common stock, it would consider factors including need, market conditions, the performance of our common stock price, trading liquidity, prior trading habits of the selling stockholder and other relevant considerations. UBS Securities LLC has advised us that it will not consider its own holdings as a factor in its decision to grant an early release from the provisions of such lock-up agreements.

At our request, certain of the underwriters have reserved for sale, at the initial public offering price, up to                           shares of our common stock being offered for sale to some of our directors, officers, employees and business affiliates. At the discretion of our management, other parties, including our employees, may participate in the reserved share program. The number of shares available for sale to the general public in the offering will be reduced to the extent these persons purchase reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares.

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiation by us and the representatives of the underwriters. The principal factors to be considered in determining the initial public offering price include:

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the information set forth in this prospectus and otherwise available to the representatives;

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the history and the prospects for the industry in which we compete;

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the ability of our management;

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our prospects for future earnings, the present state of our development, and our current financial position;

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the general condition of the securities markets at the time of this offering; and

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the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies.

In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include stabilizing transactions. Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of the common stock while the offering is in progress. These transactions may also include short sales and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. Short sales may be either "covered short sales" or "naked short sales." Covered short sales are sales made in an amount not greater than the underwriters' over-allotment option to purchase additional shares in the offering. The underwriters may close out any covered short position by either exercising their over-allotment option or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Naked short sales are in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

These activities by the underwriters may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise.

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make in respect thereof.

We have applied for quotation on the Nasdaq National Market under the symbol "XPRT."

Legal matters

Various legal matters with respect to the validity of the common stock offered by this prospectus will be passed upon for us by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. The validity of the common stock will be passed upon for the underwriters by Sullivan & Cromwell LLP.

Experts

The consolidated financial statements of LECG Holding Company, LLC and subsidiary as of and for the years ended December 31, 2001 and 2002 and as of December 31, 2000 and for the period from September 29, 2000 (inception) to December 31, 2000, included in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein (which report expresses an unqualified opinion and contains an explanatory paragraph relating to the adoption of a new accounting standard), and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of LECG, Inc. and subsidiaries for the period from January 1, 2000 to September 28, 2000 included in this prospectus have been so included in reliance on the report of KPMG LLP, independent accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

Where you can find more information

We have filed with the Securities and Exchange Commission a Registration Statement on Form S-1 under the Securities Act of 1933, as amended, with respect to the shares of Common Stock offered hereby. This prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. Some items are omitted in accordance with the rules and regulations of the SEC. For further information with respect to us and the common stock offered hereby, we refer you to the Registration Statement and the exhibits and schedules filed therewith. Statements contained in this prospectus as to the contents of any contract, agreement or any other document are summaries of the material terms of this contract, agreement or other document. With respect to each of these contracts, agreements or other documents filed as an exhibit to the Registration Statement, reference is made to the exhibits for a more complete description of the matter involved. A copy of the Registration Statement, and the exhibits and schedules thereto, may be inspected without charge at the public reference facilities maintained by the SEC in Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of these materials may be obtained from the Public Reference Section of the SEC at Room 1024, 450 Fifth Street N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facility. The SEC maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the site is http://www.sec.gov.

Index to financial statements

LECG Holding Company, LLC
Independent Auditors' Report	F-2
Consolidated Balance Sheets as of December 31, 2001, and 2002 and June 30, 2003 (unaudited)	F-3
Consolidated Statements of Operations for the Period from September 29, 2000 (inception) to December 31, 2000, the Years Ended December 31, 2001and 2002, and the Six Months Ended June 30, 2002 (unaudited) and 2003 (unaudited)	F-4
Consolidated Statements of Redeemable Class A Preferred Units and Unitholders' Equity for the Period from September 29, 2000 (inception) to December 31, 2000, the Years Ended December 31, 2001 and 2002, and the Six Months Ended June 30, 2003 (unaudited)	F-5
Consolidated Statements of Cash Flows for the Period from September 29, 2000 (inception) to December 31, 2000, the Years Ended December 31, 2001 and 2002, and the Six Months Ended June 30, 2002 (unaudited) and 2003 (unaudited)	F-6
Notes to Consolidated Financial Statements	F-7
LECG, Inc. (Predecessor)
Independent Auditors' Report	F-25
Consolidated Statement of Operations for the period from January 1, 2000 to September 28, 2000	F-26
Consolidated Statement of Cash Flows for the period from January 1, 2000 to September 28, 2000	F-27
Notes to Consolidated Statements of Operations and Cash Flows	F-28

LECG Holding Company, LLC and Subsidiary

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Unitholders
LECG Holding Company, LLC:

We have audited the consolidated balance sheets of LECG Holding Company, LLC and subsidiary, as of December 31, 2001 and 2002 and the related consolidated statements of operations, Redeemable Class A Preferred Units and unitholders' equity, and cash flows for the period from September 29, 2000 (inception) to December 31, 2000 and the years ended December 31, 2001 and 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of LECG Holding Company, LLC and subsidiary as of December 31, 2001 and 2002, and the results of their operations and their cash flows for the period from September 29, 2000 (inception) to December 31, 2000 and the years ended December 31, 2001 and 2002 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the consolidated financial statements, in 2002 the Company changed its method of accounting for goodwill and other intangible assets to conform to Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets.

San Francisco, California
March 31, 2003

LECG Holding Company, LLC and Subsidiary

CONSOLIDATED BALANCE SHEETS
(dollars in thousands, except per share data)

	December 31,
			June 30, 2003
	2001	2002

			(unaudited)
Assets
Current assets:
Cash and cash equivalents	$3,086	$2,576	$3,747
Accounts receivable, net of allowance of $150,000, $314,840 and $205,216 (unaudited) respectively	30,193	35,833	41,511
Prepaid expenses	1,182	1,817	1,906
Other	1,130	2,392	3,125

Total current assets	35,591	42,618	50,289
Property and equipment, net	6,783	6,137	5,252
Goodwill	21,479	22,542	22,542
Other intangible assets		1,150	550
Other assets	1,453	3,249	3,943

Total assets	$65,306	$75,696	$82,576

Liabilities and unitholders' equity
Current liabilities:
Accounts payable and other accrued liabilities	$3,364	$4,624	$3,744
Accrued compensation	20,446	24,270	24,587
Revolving credit facility		1,500	6,100
Current portion of long-term debt	4,200	3,750	5,000
Deferred revenue	937	1,193	1,484

Total current liabilities	28,947	35,337	40,915
Long-term debt	13,800	15,050	11,750
Other long-term liabilities	843	941	978
Redeemable Class A preferred units, no par value; 35,107, 38,001, and 39,536 (unaudited) units authorized, issued and outstanding at December 31, 2001 and 2002, and June 30, 2003 respectively	29,231	33,000	35,059
Receivable from unitholders	(749)	—	—
Commitments and contingencies
Unitholders' equity (deficit):
Common units, no par value, 20,290,830, 20,440,049, and 20,437,049 (unaudited) units authorized, issued and outstanding at December 31, 2001 and 2002, and June 30, 2003, respectively	14,199	31,228	31,212
Receivable from unitholder	(74)	(290)	(283)
Deferred equity compensation	(1,148)	(1,280)	(1,091)
Accumulated other comprehensive loss	(199)	(129)	(75)
Accumulated deficit	(19,544)	(38,161)	(35,889)

Total unitholders' (deficit)	(6,766)	(8,632)	(6,126)

Total liabilities and unitholders' deficit	$65,306	$75,696	$82,576

See notes to consolidated financial statements

LECG Holding Company, LLC and Subsidiary

CONSOLIDATED STATEMENTS OF OPERATIONS
(dollars in thousands, except per share data)

	Period from September 29, 2000 (inception) to December 31, 2000
		Year ended December 31,		Six months ended June 30,
		2001	2002	2002	2003

				(unaudited)
Revenue	$19,489	$100,735	$133,704	$60,854	$80,232
Cost of revenue:
Compensation and project costs	(18,999)	(69,032)	(90,083)	(41,450)	(54,596)
Equity-based compensation	(344)	(6,735)	(16,645)	(5,585)	(169)

Total cost of services	(19,343)	(75,767)	(106,728)	(47,035)	(54,765)
Gross profit	146	24,968	26,976	13,819	25,467
Operating expenses:
General and administrative expenses	(4,842)	(22,953)	(28,914)	(13,273)	(14,485)
Depreciation and amortization	(1,700)	(7,802)	(3,737)	(1,483)	(2,516)
Costs of postponed equity offering			(3,500)	(1,120)

Operating income (loss)	(6,396)	(5,787)	(9,175)	(2,057)	8,466
Interest income	118	125	42	22	21
Interest expense	(641)	(2,372)	(3,188)	(1,053)	(1,426)
Other income (expense), net	(1)	(384)	257	131	243

Net income (loss)	(6,920)	(8,418)	(12,064)	(2,957)	7,304
Accrued preferred dividends and accretion of preferred units	(755)	(3,251)	(3,692)	(1,774)	(2,059)

Net income (loss) attibutable to common units	$(7,675)	$(11,669)	$(15,756)	$(4,731)	$5,245

Net income (loss) per share:
Basic	$(0.46)	$(0.70)	$(0.88)	$(0.27)	$0.26
Diluted	$(0.46)	$(0.70)	$(0.88)	$(0.27)	$0.22
Pro forma net income (loss) (unaudited)per share:(2)
Basic			$(0.90)		$0.06
Diluted			$(0.90)		$0.05
Shares used in calculating net income (loss) per share:
Basic	16,592,205	16,764,256	17,869,701	17,525,148	19,946,049
Diluted	16,592,205	16,764,256	17,869,701	17,525,148	23,981,485

See notes to consolidated financial statements

LECG Holding Company, LLC and Subsidiary

CONSOLIDATED STATEMENTS OF REDEEMABLE CLASS A PREFERRED UNITS AND UNITHOLDERS' EQUITY (DEFICIT)
(dollars in thousands)

	Redeemable class A preferred units			Common units
	Units	Amount	Receivable from unitholders	Units	Amount	Receivable from unitholders	Deferred equity compensation	Accumulated other comprehensive income (loss)	Accumulated deficit	Total common unitholders' deficit	Total comprehensive income (loss)

Balance at September 29, 2000 (inception)	—	$—	$—	—	$—	$—	$—	$—	$—	$—
Units issued—at stated value	31,797	31,797	(750)	16,592,205	111	—	—	—	—	111
Allocation of proceeds to estimated fair market value of units	—	(5,890)	—	—	5,890	—	—	—	—	5,890
Direct issuance costs	—	(802)	—	—	(3)	—	—	—	—	(3)
Issuance of restricted units	—	—	—	3,945,375	27	(5)	—	—	—	22
Deferred equity compensation	—	—	—	—	711	—	(711)	—	—	—
Equity compensation	—	—	—	—	299	—	44	—	—	343
Preferred dividends	636	636	—	—	—	—	—	—	(621)	(621)
Accretion of preferred units	—	141	—	—	—	—	—	—	(134)	(134)
Interest receivable on unitholder loans	—	—	—	—	14	(14)	—	—	—	—
Net loss	—	—	—	—	—	—	—	—	(6,920)	(6,920)	$(6,920)
Foreign currency translation adjustment	—	—	—	—	—	—	—	5	—	5	5

Total comprehensive loss	—	—	—	—	—	—	—	—	—	—	$(6,915)

Balance at December 31, 2000	32,433	25,882	(750)	20,537,580	7,049	(19)	(667)	5	(7,675)	(1,307)
Decrease in receivable from unitholder	—	—	1	—	—	5	—	—	—	5
Deferred equity compensation	—	—	—	—	688	—	(688)	—	—	—
Equity compensation	—	—	—	—	6,430	—	207	—	—	6,637
Preferred dividends	2,674	2,674	—	—	—	—	—	—	(2,609)	(2,609)
Accretion of preferred units	—	675	—	—	—	—	—	—	(642)	(642)
Distribution to common unitholders	—	—	—	—	—	—	—	—	(200)	(200)
Repurchase of units	—	—	—	(246,750)	(28)	—	—	—	—	(28)
Interest receivable on unitholder loans	—	—	—	—	60	(60)	—	—	—	—
Net loss	—	—	—	—	—	—	—	—	(8,418)	(8,418)	$(8,418)
SFAS 133 transition adjustment	—	—	—	—	—	—	—	(257)	—	(257)
Amortization of transition adjustment	—	—	—	—	—	—	—	93	—	93
Foreign currency translation adjustment	—	—	—	—	—	—	—	(40)	—	(40)	(40)

Total comprehensive loss	—	—	—	—	—	—	—	—	—	—	$(8,458)

Balance at December 31, 2001	35,107	29,231	(749)	20,290,830	14,199	(74)	(1,148)	(199)	(19,544)	(6,766)
Decrease (increase) in receivable from unitholder	—	—	749	—	—	(166)	—	—	—	(166)
Issuance of restricted units	—	—	—	100,000	280	—	—	—	—	280
Exercise of options	—	—	—	49,219	—	—	—	—	—	—
Cancel unvested options	—	—	—	—	—	—	—	—	—	—
Deferred equity compensation	—	—	—	—	4,753	—	(4,753)	—	—	—
Equity compensation	—	—	—	—	11,948	—	4,619	—	77	16,644
Preferred dividends	2,894	2,894	—	—	—	—	—	—	(2,894)	(2,894)
Accretion of preferred units	—	875	—	—	—	—	—	—	(875)	(875)
Distribution to common unitholders	—	—	—	—	—	—	—	—	(2,861)	(2,861)
Interest receivable on unitholder loans	—	—	—	—	50	(50)	—	—	—	—
Other	—	—	—	—	(2)	—	2	—	—	—
Net loss	—	—	—	—	—	—	—	—	(12,064)	(12,064)	$(12,064)
Amortization of transition adjustment	—	—	—	—	—	—	—	93	—	93
Foreign currency translation adjustment	—	—	—	—	—	—	—	(23)	—	(23)	(23)

Total comprehensive loss	—	—	—	—	—	—	—	—	—	—	$(12,087)

Balance at December 31, 2002	38,001	33,000	—	20,440,049	31,228	(290)	(1,280)	(129)	(38,161)	(8,632)
Unaudited:
Decrease (increase) in receivable from unitholder	—	—	—	—	—	14	—	—	—	14
Issuance of restricted units	—	—	—	—	—	—	—	—	—	—
Exercise of options	—	—	—	—	—	—	—	—	—	—
Cancel unvested options	—	—	—	—	(21)	—	—	—	—	(21)
Deferred equity compensation	—	—	—	—	—	—	18	—	—	18
Equity compensation	—	—	—	—	(2)	—	171	—	—	169
Preferred dividends	1,535	1,535	—	—	—	—	—	—	(1,535)	(1,535)
Accretion of preferred units	—	524	—	—	—	—	—	—	(524)	(524)
Distribution to common unitholders	—	—	—	—	—	—	—	—	(2,973)	(2,973)
Repurchase of units	—	—	—	(3,000)	—	—	—	—	—	—
Interest receivable on unitholder loans	—	—	—	—	7	(7)	—	—	—	—
Net income	—	—	—	—	—	—	—	—	7,304	7,304	7,304
Amortization of transition adjustment	—	—	—	—	—	—	—	47	—	47
Foreign currency translation adjustment	—	—	—	—	—	—	—	7	—	7	$7

Total comprehensive income	—	—	—	—	—	—	—	—	—	—	$7,311

Balance at June 30, 2003 (unaudited)	39,536	$35,059	$—	20,437,049	$31,212	$(283)	$(1,091)	$(75)	$(35,889)	$(6,126)

See notes to consolidated financial statements

LECG Holding Company, LLC and Subsidiary

CONSOLIDATED STATEMENTS OF CASH FLOWS
(dollars in thousands)

				(unaudited)
				Six months ended June 30,
	Period from September 29 2000 (inception) to December 31, 2000	Year ended December 31,
		2001	2002	2002	2003

Cash flows from operating activities
Net income (loss)	$(6,920)	$(8,418)	$(12,064)	$(2,957)	$7,304
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Bad debt expense	379	150	315	116	—
Depreciation and amortization of property and equipment	428	2,122	2,742	1,307	1,535
Amortization of goodwill, deferred lease credits and other intangibles	1,272	5,863	995	176	981
Equity compensation	344	6,735	16,645	5,585	169
Loss (gain) on sale of property and equipment	—	(32)	6		123
Interest rate swap expense (income)	—	396	(218)	78	(279)
Amortization of transition adjustment	—	(164)	93	47	47
Changes in assets and liabilities:
Accounts receivable	(152)	(4,556)	(5,956)	(5,241)	(5,680)
Other current assets	(570)	(275)	(1,081)	(780)	(821)
Accounts payable and other accrued liabilities	5,102	971	1,133	2,631	982
Accrued compensation	658	2,538	3,824	(208)	(317)
Deferred revenue	160	203	278	(41)	290
Other assets	—	—	(2,361)	(1,241)	95
Other liabilities	769	75	75	(690)	38

Net cash provided by (used in) operating activities	1,470	5,608	4,426	(1,374)	3,137

Cash flows from investing activities
Business acquisitions	(44,042)	(2,852)	(2,863)	(2,863)
Purchase of property and equipment	(736)	(3,196)	(2,102)	(1,163)	(772)
Proceeds on sale of property and equipment	—	100	1	—	—
Collection (payment) of security deposits on operating leases, net	(719)	228	(121)	(167)	(39)

Net cash used in investing activities	(45,497)	(5,720)	(5,085)	(4,193)	(811)

Cash flows from financing activities
Proceeds from issuance of units, net of direct acquisition costs	30,396	—	—	—	—
Repurchases of common units	—	(29)	—	—	(2)
Borrowings under long-term debt agreements	22,000	—	5,000	5,000	1,250
Borrowings under revolving credit facility	—	—	19,700	13,700	23,500
Repayments of long-term debt	—	(4,000)	(4,200)	(2,000)	(3,300)
Repayments under revolving credit facility	—	—	(18,200)	(9,200)	(18,900)
Payment of loan fees	(914)	—	(129)	(129)	(751)
Receivables from unitholders	—	7	863	30	14
Distributions to common unitholders	—	(200)	(2,861)	(2,454)	(2,973)
Other	—	—	(1)	1	—

Net cash provided by (used in) financing activities	51,482	(4,222)	172	4,948	(1,162)

Effect of exchange rates on changes in cash	5	(40)	(23)	(59)	7

Increase (decrease) in cash and cash equivalents	7,460	(4,374)	(510)	(677)	1,171
Cash and cash equivalents, beginning of period		7,460	3,086	3,086	2,576
Cash and cash equivalents, end of period	$7,460	$3,086	$2,576	$2,409	$3,747

Supplemental disclosure
Cash paid for interest	$378	$2,198	$1,958	$1,029	$1,440

Cash paid for income taxes	$—	$22	$45	$33	$85

See notes to consolidated financial statements

LECG Holding Company, LLC and Subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.    Basis of Presentation and Operations

The accompanying consolidated financial statements include the accounts of LECG Holding Company, LLC and its wholly owned subsidiary, LECG, LLC, (collectively, the "Company", "Companies" or "LECG"). The Companies were formed on September 29, 2000 as California limited liability companies. Contemporaneously, LECG acquired a consulting business that it has operated since that date (see Note 3).

The Company provides expert services, including economic and financial analysis, expert testimony, litigation support and strategic management consulting to a broad range of public and private enterprises. The Company's experts may be either employees of the Company or independent contractors. Services are provided by academics, recognized industry leaders and former high-level government officials (collectively, "experts") with the assistance of a professional support staff. These services are provided primarily in the United States from the Company's headquarters in Emeryville, California and its 14 other offices across the country. The Company also has international offices in Argentina, Australia, Canada, New Zealand, South Korea and the United Kingdom.

2.    Summary of Significant Accounting Policies

Principles of consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiary. All material intercompany transactions and balances have been eliminated.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates.

Interim financial information

The interim consolidated statements as of June 30, 2003 and for the six months ended June 30, 2002 and 2003, and the financial data and other information for these periods disclosed in these notes to the financial statements, are unaudited. In the opinion of management, the interim financial statements have been prepared on the same basis as the audited financial statements and reflect all adjustments (consisting only of normal recurring adjustments) necessary for the fair presentation of the interim results. The results of operations for the interim periods are not necessarily indicative of the results to be expected for any future periods.

Fair value

The carrying amount of cash, accounts receivable and accounts payable approximate their estimated fair values because of the short maturity of these financial instruments. The estimated fair value of the Company's long-term debt approximates its fair value due to the variable interest rate on the debt.

Cash and cash equivalents

Cash and cash equivalents consist principally of money market funds.

Property and equipment

Property and equipment is stated at cost, net of accumulated depreciation and amortization and includes costs of improvements to leased properties. Depreciation and amortization is computed using the straight-line method over the assets estimated useful life or the lesser of the estimated useful life or related lease term. Estimated useful lives generally range from 3-5 years for computer and telecommunication equipment, 5 years for furniture, fixtures and other equipment and 3 years for software.

The Company's policy is to evaluate its property and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the asset to future undiscounted net cash flows expected to be generated by the asset. If such asset is considered to be impaired, the impairment to be recognized would be measured as the difference between the related carrying amount and fair value. No such impairment has been recognized.

Goodwill

Goodwill relates to the Company's business acquisitions, reflecting the excess of purchase price over fair value of identifiable net assets acquired. In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 141 requires that all business combinations initiated after June 30, 2001 be accounted for under the purchase method of accounting and addresses the initial recognition and measurement of goodwill and other intangible assets acquired in a business combination. SFAS No. 142 addresses the initial recognition and measurement of intangible assets acquired outside of a business combination whether acquired individually or with a group of other assets. SFAS No. 142 also addresses the recognition and measurement of goodwill and other intangible assets subsequent to their acquisition. SFAS No. 142 provides that goodwill and intangible assets with indefinite lives will not be amortized, but will be required to be tested at least annually for impairment.

The Company adopted SFAS No. 142 on January 1, 2002, whereupon no impairment was assessed. At that date, the Company stopped the amortization of goodwill, with a net carrying value of $21,479,495, that had resulted from the purchases completed prior to the adoption of SFAS No. 141. The Company performed its annual goodwill impairment test as of October 1, 2002; no impairment was indicated.

The changes in the carrying amount of goodwill are as follows:

		Year ended December 31,
	Period from September 29, 2000 (inception) to December 31, 2000			Six months ended June 30, 2003
		2001	2002
				(unaudited)

Balance at beginning of period	$—	$24,137,117	$21,479,495	$22,542,191
Goodwill acquired (see Note 3)	25,407,489	2,845,000	1,062,696	—
Goodwill amortization	(1,270,372)	(5,502,622)	—	—

Balance at end of period	$24,137,117	$21,479,495	$22,542,191	$22,542,191

The following table presents a reconciliation of net income (loss) had goodwill not been amortized pursuant to SFAS No. 142 (in thousands, except per unit information):

	Period from September 29, 2000 (inception) to December 31, 2000	Year ended December 31,		Six months ended June 30,
		2001	2002	2002	2003

				(unaudited)
Net income (loss) available to common units as reported	$(7,675)	$(11,669)	$(15,756)	$(4,731)	$5,245
Elimination of goodwill amortization	1,270	5,506	—	—	—

Adjusted net income (loss)	$(6,405)	$(6,163)	$(15,756)	$(4,731)	$5,245

Basic earnings (loss) per unit:
Reported net income (loss) attributable to common units	$(0.46)	$(0.70)	$(0.88)	$(0.27)	$0.26
Goodwill amortization	0.08	0.33	—	—	—

Adjusted basic net income (loss) attributable to common units	$(0.38)	$(0.37)	$(0.88)	$(0.27)	$0.26

Diluted earnings (loss) per unit:
Reported net income (loss) attributable to common units	$(0.46)	$(0.70)	$(0.88)	$(0.27)	$0.22
Goodwill amortization	0.08	0.33	—	—	—

Adjusted diluted net income (loss) attributable to common units	$(0.38)	$(0.37)	$(0.88)	$(0.27)	$0.22

Revenue recognition

Revenue includes all amounts that are billed or billable to clients, including out-of-pocket costs such as travel and subsistence. Revenues for consulting services rendered are primarily recognized on a time and materials basis, and also on a performance basis.

Revenues related to time and material contracts are recognized in the period in which the services are performed. Revenues related to fixed price contracts are recognized based upon professional costs incurred as a percentage of estimated total professional costs of the respective contracts. The cumulative impact of any revisions in estimated total revenues and direct contract costs are recognized in the period in which they become known. The Company also enters into performance-based contracts for which performance fees are dependent upon a successful outcome, as defined by the consulting engagement. Revenues related to performance-based fee contracts are recognized in the period when the earnings process is complete and collectibility is reasonably assured. Costs incurred on contingent contracts are expensed in the period incurred.

A significant portion of the Company's revenues is generated by a small number of experts. Five experts accounted for approximately 33%, 31%, 27% and 17% (unaudited) of revenues in the period from September 29, 2000 to December 31, 2000, years ended December 31, 2001 and 2002, and the six months ended June 30, 2003, respectively.

Deferred revenue

Deferred revenue consists of retainers paid by customers to the Company. The amounts are recorded as revenue as services are rendered.

Cost of services

Cost of services consists of compensation and project costs, including reimbursable expenses, equity-based compensation and signing bonuses. Compensation to experts is based on revenues generated from experts' services and project origination fees. The Company does not pay the experts until it has collected the related revenues. Signing bonuses, which represent supplemental payments to attract and retain certain key experts are deferred and amortized over the period for which they are recoverable from the individual expert, generally two to four years. Deferred signing bonuses included in current assets and other assets were $206,250, $3,516,860 and $3,449,629 (unaudited) at December 31, 2001 and 2002 and June 30, 2003, respectively.

Income taxes

As a limited liability company, LECG's income or losses are "passed through" to its owners who are liable for any related income taxes. LECG is subject to an $800 minimum tax and a tax based on total revenues of the Company by the State of California. Accordingly, general and administrative expenses include $22,487 and $45,174 (unaudited) of California taxes in the accompanying consolidated financial statements for the years ended December 31, 2001 and 2002, respectively, and $32,949 (unaudited) and $85,128 (unaudited) for the six months ended June 30, 2002 and 2003. No provision is made for federal income taxes. During the period from September 29, 2000 (inception) to December 31, 2000 and the years ended December 31, 2001 and 2002 and the six months ended June 30, 2003, the Company distributed $0, $200,000, $2,681,000 and $2,973,000 (unaudited) to common unitholders towards the payment of tax obligations.

Concentration of credit risk

The Company's accounts receivable base consists of a broad range of clients in a variety of industries located throughout the United States and in other countries. The Company performs a credit evaluation of each of its clients to minimize its collectibility risk and has not required collateral or other security from its clients.

The Company provides an allowance for doubtful accounts as follows (in thousands):

		Year ended December 31,
	Period from September 29, 2000 (inception) to December 31, 2000			Six months ended June 30, 2003
		2001	2002

				(unaudited)
Balance at beginning of period	$—	$379	$150	$315
Charged to costs and expenses	379	150	315	—
Amounts written off	—	(379)	(150)	(110)

Balance at end of period	$379	$150	$315	$205

Equity-based compensation

The Company uses the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, for options granted to employees. Accordingly, compensation cost related to option grants to employees is measured as the excess, if any, of the fair value of the Company's units at the date of the grant over the option exercise price and such cost is charged to operations over the related option vesting period. SFAS No. 123, Accounting for Stock-Based Compensation, requires that companies record compensation cost for equity-based compensation to non-employees based on fair values. Accordingly, the Company records compensation cost for options granted to non-employees using a fair value based method over the related option vesting period.

SFAS No. 123 requires the disclosure of pro forma net income (loss) and earnings (loss) per share had the Company adopted the fair value method since the Company's inception. Under SFAS No. 123, the fair value of stock-based awards to employees is calculated through the use of option pricing models, even though such models were developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from the Company's stock option awards. If the computed values of the Company's stock-based awards to employees had been amortized to expense over the vesting period of the awards, net loss (based upon the weighted average assumptions described in Note 7) would have been (in thousands, except per unit information):

	Period from September 29, 2000 (inception) to December 31, 2000			Six months ended June 30,
		Year ended December 31,
		2001	2002	2002	2003

				(unaudited)
Net income (loss) attributed to common unitholders as reported	$(7,675)	$(11,669)	$(15,756)	$(4,731)	$5,245
Add: equity-based employee compensation expense included in net loss	—	34	2,085	583	172
Deduct: total equity-based employee compensation expense determined under fair value based method for all awards	—	(146)	(5,043)	(1,309)	(1,106)

Pro forma net income (loss)	$(7,675)	$(11,781)	$(18,714)	$(5,457)	$4,311

Basic earnings (loss) per unit:
Net income (loss) attributable to common units—as reported	$(0.46)	$(0.70)	$(0.88)	$(0.27)	$0.26
Net adjustment for fair value based method	—	(0.01)	(0.17)	(0.04)	(0.05)

Net income (loss) attributable to common units—pro forma	$(0.46)	$(0.71)	$(1.05)	$(0.31)	$0.21

Diluted earnings (loss) per unit:
Net income (loss) attributable to common units—as reported	$(0.46)	$(0.70)	$(0.88)	$(0.27)	$0.22
Net adjustment for fair value based method	—	(0.01)	(0.17)	(0.04)	(0.04)

Net income (loss) attributable to common units—pro forma	$(0.46)	$(0.71)	$(1.05)	$(0.31)	$0.18

Net income (loss) per unit and unit amounts

Basic net income (loss) per common unit is computed by dividing the net income (loss) attributable to common unitholders for the period by the weighted average number of common units outstanding during the period. Diluted net income (loss) per common unit is computed by dividing the net income (loss) attributable to common unitholders for the period by the weighted average number of common and common units outstanding during the period. Common equivalent units, composed of common units issuable upon the exercise of options, are included in the diluted net income (loss) per common unit calculation to the extent these units are dilutive. The following units were excluded from the calculation of diluted net loss per unit for the period from September 29, 2000 to December 31, 2000, the years ended December 31, 2001 and 2002 and the six months ended June 30, 2002, as such units are antidilutive: 4.1 million, 4.2 million, 5.5 million and 5.3 million, respectively.

Unaudited pro forma net income (loss) per unit

Pro forma net income (loss) per unit for the year ended December 31, 2002 and for the six months ended June 30, 2003 is computed using the net income (loss) after taxes, as if the Company had incurred income taxes as a "C" corporation during those periods. The pro forma income tax provision is calculated based upon SFAS 109, and accordingly takes into account permanent and temporary differences and any necessary valuation allowance.

Foreign currency translation

Assets and liabilities of the Company's non-US subsidiaries that operate in a local currency environment are translated to U.S. dollars at year-end exchange rates. Income and expense items are translated at weighted-average rates of exchange prevailing during the year. Translation adjustments are recorded in accumulated other comprehensive income (loss) within Common Unitholders' equity. Foreign currency transaction gains and losses are a result of the effect of exchange rate changes on transactions denominated in currencies other than the functional currency, including U.S. dollars. Gains and losses on those foreign currency transactions are included in determining net income (loss) for the period in which exchange rates change.

Comprehensive income (loss)

Comprehensive income (loss) represents net income (loss) plus other comprehensive income (loss) resulting from changes in foreign currency translation.

Derivative instruments

Effective January 1, 2001, the Company adopted SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, which establishes accounting and reporting standards for derivative instruments and for hedging activities. Under SFAS No. 133, derivatives are recorded on the balance sheet at fair value. The Company elected not to apply hedge accounting treatment to the interest rate swap (see Note 5). The Company does not hold or issue derivative financial instruments for trading purposes.

The estimated fair value of the interest rate swap is based on quoted market prices. The estimated fair value at January 1, 2001, a liability of $256,965, was recorded as a transition adjustment to other comprehensive income and is amortized into expense over the life of the related debt. Changes in the fair value of the interest rate swap are included in other income (expense). The fair value of the interest rate swap agreement included in accounts payable and other accrued liabilities at December 31, 2001, 2002 and June 30, 2003 was $653,014, $434,789 and $155,306 (unaudited), respectively.

Segment reporting

SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information, establishes annual and interim reporting standards for an enterprise's business segments and related disclosures about its products, services, geographic areas and major customers. The Company operates as one business segment. Revenues attributable to international activities are $922,416 for the period from September 29, 2000 (inception) to December 31, 2000, $5,085,603 and $6,825,850 for the years ended December 31, 2001 and 2002 and $2,720,297 (unaudited) and $6,683,297 (unaudited) for the six months ended June 30, 2002 and 2003.

New accounting pronouncements

In August 2001, SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets was issued. SFAS No. 144 supercedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, and the accounting and reporting provisions of Accounting Principles Board ("APB") Opinion No. 30, Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions. SFAS No. 144 addresses the accounting and reporting for the impairment of or disposal of long-lived assets. The Company adopted SFAS No. 144 on January 1, 2002, and there was no impact on its financial position or results of operations.

In June 2002, SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities was issued. SFAS No. 146 applies to costs associated with an exit activity that does not involve an entity newly acquired in a business combination or with a disposal activity covered by SFAS No. 144. The Company is required to adopt the provisions of SFAS No. 146 for exit or disposal activities, if any, initiated after December 31, 2002. The adoption of SFAS No. 146 did not have an impact on the consolidated financial position or results of operations of the Company.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure." This statement amends SFAS No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. As required, we adopted the disclosure provisions of this standard. We are currently assessing the fair value approach under SFAS No. 123 and the transitional provisions of SFAS No. 148.

In May 2003, SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity was issued. The Statement establishes standards for how the Company should classify and measure certain financial instruments with characteristics of both liabilities and equity and require mandatorily redeemable preferred securities be shown as a liability. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. We do not believe the adoption of this standard will have a material impact on our consolidated financial statements.

3.    Business Acquisitions

LECG, Inc.

On September 29, 2000 the Company acquired substantially all of the assets and assumed certain liabilities of LECG, Inc. pursuant to an Asset Purchase Agreement (the "Agreement") with Navigant

Consulting Inc. ("Navigant"). The total cash purchase price was $44,307,601. The acquisition was financed through a combination of bank borrowings and proceeds from the issuance of the Company's Class A Preferred and Common units.

The acquisition was recorded using the purchase method of accounting and the purchase price was allocated to assets acquired and liabilities assumed based on fair values as follows (in thousands):

Cash	$265
Accounts receivable	26,371
Property and equipment	5,469
Other assets	882
Goodwill	25,407
Current liabilities	(14,088)

Total	$44,308

Pursuant to the Agreement, the Company could be contingently liable for certain additional purchase price amounts. The two contingent purchase price amounts aggregate to a maximum of $10,000,000. The first such contingent amount was measured at September 29, 2001 and equaled the excess of $5,000,000 over the sum of (i) certain Excluded Expert Fees, as defined and (ii) the aggregate of each individual value amount assigned to specific LECG personnel, to the extent such individuals who did not have an employment, consulting, contracting or other relationship with the Company, leave the Company before September 29, 2001. Navigant asserts that substantially the entire first contingent amount is to be paid by the Company. Based on the actual number of such individuals who did not have such a relationship with the Company on September 29, 2001, management believes that Navigant's assertion is without merit. Amounts paid, if any, would increase the purchase price and result in additional goodwill.

The second contingent purchase price amount, to a maximum of $5,000,000, is potentially payable at any time prior to September 29, 2003, if certain specified individuals become employees or are otherwise retained by or affiliated with the Company as an employee, officer, independent contractor or agent before that date without complying with the terms of the Agreement. Management does not intend to hire these individuals nor does it expect to be liable for the contingent payment.

In March 2002, Navigant asserted that the Company failed to comply with certain terms of the Agreement pertaining to employing certain former employees of Navigant. Management believes that Navigant's assertion is without merit.

In addition, if the Company had consummated or entered into a written agreement, letter of intent or written understanding for an asset sale, an IPO or similar transaction prior to September 29, 2001 (a "Transaction"), the Company would be required to pay an amount to Navigant equal to the excess of "Buyer Value", as defined in the Agreement, over the purchase price paid to Navigant by the Company. There is no restriction on the Company's ability to engage in discussions regarding a Transaction so long as no written agreement, letter of intent or understanding is entered into or reached. In March 2002, Navigant advised the Company that it was reserving all rights with respect to this provision of the Agreement. The Company did not enter into a written agreement, letter of intent or written understanding for a Transaction prior to September 29, 2001 and therefore does not expect that the Company will be liable for any amounts under this provision.

Other acquisitions

In March 2001, the Company acquired 10 experts and 22 professional staff from an unrelated consulting firm for its environmental consulting group in exchange for a $2,000,000 payment and a promise to pay an additional amount based on the number of such employees retained as of June 30, 2002. Additional payments totaling approximately $845,000 were made in 2002. The total purchase price of $2,845,000 was recorded as goodwill as of December 31, 2001.

In June 2002, the Company acquired 10 experts and 25 professional staff who were formerly partners or employees of Arthur Andersen LLP for its insurance claims consulting group. In connection with this transaction, the Company paid Arthur Andersen LLP $2,863,000; $1,063,000 was allocated to goodwill and $1,800,000 was allocated to an intangible asset representing Arthur Andersen LLP's agreement to release its claims to any future payments received by the Company for various ongoing projects. The intangible asset is being amortized over an 18-month period; $650,000 was amortized in 2002 and $1,150,000 will be amortized in 2003. Amortization was $600,000 (unaudited) in the six months ended June 30, 2003. In addition, the Company paid or committed to pay $597,000 in signing bonuses to the recruited group. The signing bonuses are being amortized over the period during which they could be recovered from the employee if he or she left LECG, which resulted in amortization of $87,000 in 2002, and is expected to result in amortization of $149,000 in each of 2003, 2004, 2005 and $62,000 in 2006. Amortization was $75,000 (unaudited) in the six months ended June 30, 2003.

4.    Property and Equipment

Property and equipment consists of the following (in thousands):

	December 31,
			June 30, 2003
	2001	2002

			(unaudited)
Computer and telecommunication equipment	$3,034	$4,660	$4,774
Furniture, fixtures and other equipment	3,506	3,870	4,289
Software	1,800	1,722	1,737
Leasehold improvements	1,083	1,205	1,161

Total	9,423	11,457	11,961
Less: accumulated depreciation and amortization	(2,640)	(5,320)	(6,709)

Total	$6,783	$6,137	$5,252

5.    Borrowing Arrangements

Credit agreement as of December 31, 2002

As of December 31, 2002, the Company had a Credit Agreement with a lender group comprised of two banks. This agreement included a revolving credit facility, a letter of credit facility, and a term loan facility as described below.

Revolving credit facility

The revolving credit facility provided for maximum revolving credit borrowings of $5,000,000, subject to certain levels of letter of credit commitments, and was due to expire on June 30, 2003. The balance outstanding on this revolving credit facility was $1,500,000 at December 31, 2002. The rate in effect for the revolving credit facility at December 31, 2001 and 2002 was 6.50% and 6.00%, respectively.

Letter of credit facility

The letter of credit facility provided for letters of credit to a maximum of $500,000 limited to the extent such letters of credit would not cause the Company to exceed the limits of its revolving credit facility. The Company had a letter of credit outstanding as of December 31, 2002 in the amount of $426,780 in lieu of a deposit for the rental of office space.

Term loan facility

The term loan facility, as amended, provided for total borrowings of $27,000,000. The balance as of December 31, 2002 of $18,800,000 was due on June 30, 2003. Borrowings under these facilities were collateralized by substantially all of the assets of the Company with interest due quarterly at the banks' Base Rates or LIBOR, plus an Applicable Margin, as defined. The rate in effect for the term borrowings as of December 31, 2001 and 2002 (except as described below) was 5.60% and 6.00%, respectively.

Effective January 1, 2003, $5,000,000 of the total term loan had an interest rate of 10% and was guaranteed by one of the unitholders. The unitholder received a commitment fee of 10% per annum for the full value of the guarantee so long as the $5,000,000 is outstanding. Under a provision of the guarantee contract, another unitholder officer and director were required to guarantee the unitholder for one-half of the unitholder guarantee if the guarantee is exercised.

Interest rate swap

The Company entered into an $11,000,000 principal interest rate swap that effectively converted the floating rate LIBOR based payments to fixed payments at 6.64%. This agreement expires in September 2003.

Debt covenants

Under the Credit Agreement, the Company was required to comply with certain restrictive covenants including the maintenance of certain financial ratios and levels of earnings and restrictions related to levels of capital expenditures, acquisitions and distributions to unitholders. The Company was in compliance with the financial covenants in 2002.

2003 Amendment

On March 31, 2003, the Company entered into an amendment and restated credit agreement ("2003 Amendment") as described below.

Revolving credit facility

The amended revolving credit facility provides for maximum revolving credit borrowings of $12,000,000, of which $2,000,000 are available for letters of credit. Borrowings and letters of credit under this facility are limited to 80% of eligible receivables. This facility is due March 31, 2006.

Term loan facility

The amended term loan facility provides for total borrowings of $18,000,000. This facility is repayable in quarterly installments for each year totaling as follows (in thousands):

2003	$3,750
2004	5,000
2005	7,250
2006	2,000

Borrowings under these amended facilities are collateralized by substantially all of the assets of the Company. Interest is due quarterly at the banks' Base Rates or LIBOR, plus an Applicable Margin, as defined. The 2003 Amendment contains certain restrictive covenants including the maintenance of minimum financial ratios and restrictions related to levels of capital expenditures, acquisitions and distributions to unitholders.

As a result of the 2003 Amendment, $15,050,000 of the term loan facility outstanding of $18,800,000 as of December 31, 2002, has been classified as long-term liabilities.

6.    Redeemable Class A Preferred Units and Common Units

In 2000, the Company sold investment units, each consisting of a combination of Redeemable Class A Preferred ("Preferred") and Common units of ownership interest at a ratio of 521.8 Common units for each unit of Preferred. In total, the Company realized related proceeds of $31,102,873 (net of $805,229 of equity issuance costs) and issued 31,797 Preferred and 16,592,205 Common units. On a per unit basis, the Preferred and Common units were issued with stated values of $1,000 and $0.0067, respectively and were recorded at their estimated fair values of $815 and $0.36, respectively. The Company is accreting the Preferred units to their stated value with corresponding reductions in accumulated deficit over the period through December 31, 2005, at which time the Preferred units are redeemable at the unitholder's option for the stated value amount. When combined with the preferred unit 8% cumulative annual dividend, this accretion results in an effective annual preferred unit yield of 12%. The liquidation value of Class A preferred units was $35,106,988, $38,000,933 and $39,536,171 (unaudited) at December 31, 2001 and 2002 and June 30, 2003, respectively.

Common unitholders

Common unitholders have voting rights.

A summary of the rights and privileges of the preferred units is as follows:

Voting rights

Preferred units have no voting rights.

Dividends

Preferred units earn a cumulative 8% annual Preferred dividend distributed either in cash or as additional preferred units. The cumulative dividend was distributed to preferred unitholders as additional preferred units in 2001, 2002 and the six months ended June 30, 2003.

Redemption provisions

Preferred units may be redeemed as follows:

–>
At any time at the Company's option for an amount equal to the preferred unitholders' liquidation value (stated value of the preferred unit, plus cumulative accrued, but unpaid dividends thereon, less any amounts previously distributed to the preferred unitholder).

–>
At the later of December 31, 2005 or 120 days after all of the debt associated with the Company's credit agreement is repaid in full, Preferred unitholders can require the Company to redeem their units at liquidation value.

–>
Upon the occurrence of an initial public offering by the Company, related proceeds are to be used to redeem the preferred units at liquidation value.

–>
Unit holders holding a majority of the preferred units can also require redemption of their units as described above upon a change in ownership, as defined in the Company's LLC agreement.

Liquidation preferences

Liquidation preferences are summarized as follows:

–>
No distributions are permitted until the entire amount of any Unpaid Yield on preferred units is distributed to the preferred unitholders (equal to the 8% cumulative yield on the stated amount of the preferred units less any such amounts previously distributed to the unitholder). The unpaid yield can be paid in cash or through the issuance of additional units at the Company's option.

Thereafter, distributions are to be made in the following order:

–>
First, to all unitholders as a tax distribution.

–>
Second, to preferred unitholders for the amount of any unreturned stated value.

–>
Third, to common unitholders of all remaining amounts.

Receivables from unitholders

In 2000, two members of the Company's Board of Directors borrowed on a non-recourse basis a total of $750,000 from the Company in order to purchase preferred and common units. The loans were repaid in 2002. In 2002, a unitholder borrowed $280,000 on a non-recourse basis in order to purchase restricted common units. This note is outstanding as of June 30, 2003. The non-recourse nature of these notes resulted in equity compensation subject to variable plan accounting throughout the period that the notes were outstanding. The Company incurred $1,572,392, $1,963,505 and $38,220 (unaudited) of equity compensation associated with the non-recourse notes for the years ended 2001 and 2002 and the six months ended June 30, 2003, respectively.

7.    Equity-Based Compensation

Equity-based compensation expense

The Company records equity-based compensation related to certain restricted common units and non-qualified options, both of which have vesting criteria based on either time, performance or both,

as well as common units issued in exchange for non-recourse notes. Equity-based compensation expense was as follows (in thousands):

	Period from September 29, 2000 (inception) to December 31, 2000	Year ended December 31,		Six months ended June 30,
		2001	2002	2002	2003

				(unaudited)
Options
Employees—time and performance vesting	$—	$34	$806	$468	$77
Employees—accelerated vesting	—	—	986	—	—
Non-employees—time and performance vesting	11	1,659	2,432	1,547	12
Non-Employees—accelerated vesting	—	—	2,263	—	—
Restricted common units:
Employees—time and performance vesting	44	172	1,058	570	37
Employees—accelerated vesting	—	—	1,981	—	—
Non-employees—time and performance vesting	96	3,297	2,817	1,749	4
Non-Employees—accelerated vesting	—	—	2,337	—	—
Common units issued in exchange for non-recourse notes (see Note 6)	192	1,572	1,964	1,251	38

Total equity based compensation expense	$344	$6,735	$16,645	$5,585	$169

2000 Incentive Plan

The Company has a 2000 Incentive Plan (the "Incentive Plan"), under which options may be granted to employee and non-employee experts to purchase up to 7,097,575 common units. Compensation cost related to option grants to employees is measured as the excess, if any, of the fair value of the underlying unit at the date of grant over the exercise price, and is amortized on a straight-line basis over the vesting period. There was no compensation cost for employee grants from the period September 29, 2000 (inception) to December 31, 2000. Compensation cost for employee grants was $34,496 and $806,127 for the years ended December 31, 2001 and 2002, respectively and $467,634 (unaudited) and $77,289 (unaudited) for the six months ended June 30, 2002 and 2003.

Compensation cost related to option grants to non-employees is measured based upon the fair value as determined by the Black-Scholes method (using the assumptions in the table at the end of Note 7), and is amortized on a graded-vesting basis over the vesting period. Compensation cost related to non-employee grants was $10,693, $1,658,848 and $2,431,940 for the periods from September 29, 2000 (inception) to December 31, 2000, and years ended December 31, 2001 and 2002, respectively and $1,547,073 (unaudited) and $11,987 (unaudited) for the six months ended June 30, 2002 and 2003, respectively. The awards are treated as nonqualified stock options and are generally granted with 10-year terms and 4-year vesting periods.

In December 2002, the Company's Board of Directors accelerated the vesting for 1,354,868 nonqualified options. The options are subject to lock-up agreements that prohibit the common units that would be issued as the result of the exercise of options, to be sold at a date earlier than what would have been allowed had the vesting of the restricted units or the options not been accelerated. Total compensation expense recognized in 2002 associated with the acceleration of vesting for the options was $3,249,342. In the event that an employee terminates prior to the time that the options would have vested under the original terms, the Company would incur additional expense based on the fair value of the underlying units at the time of the accelerated vesting reduced by amounts previously recognized as expense.

The Company had the following option activity under the Incentive Plan:

	Options	Weighted average exercise price

Granted in 2000:
Granted with exercise price greater than fair market value (weighted average fair value of $0.06 per unit)	1,371,777	$1.92
Granted with exercise price less than fair market value (weighted average fair value of $0.34 per unit)	112,500	$0.01
Outstanding at December 31, 2000	1,484,277	$1.77
Granted in 2001:
Granted with exercise price greater than fair market value (weighted average fair value of $0.44 per unit)	622,687	$1.92
Granted with exercise price less than fair market value (weighted average fair value of $2.30 per unit)	2,247,750	$2.86
Canceled	(124,590)	$1.92

Outstanding at December 31, 2001	4,230,124	$2.37

Granted in 2002:
Granted with exercise price greater than fair market value (weighted average fair value of $3.69 per unit)	1,050,000	$9.88
Granted with exercise price less than fair market value (weighted average fair value of $3.49 per unit)	1,080,099	$4.86
Canceled	(38,488)	$2.85
Exercised	(49,219)	$0.01

Outstanding at December 31, 2002	6,272,516	$4.08

Granted in 2003:
Granted with exercise price greater than fair market value (weighted average fair value of $5.16 per unit) (unaudited)	362,500	$9.93
Canceled (unaudited)	(52,596)	$3.46

Outstanding at June 30, 2003 (unaudited)	6,582,420	$4.41

Options available for future grants at December 31, 2002 and June 30, 2003 were 775,840 and 1,965,936 (unaudited), respectively.

The following table summarizes information as of December 31, 2002 concerning currently outstanding and exercisable options:

Options outstanding
				Options exercisable
		Weighted average remaining contractual life (years)
Range of exercise prices	Number outstanding		Weighted average exercise price	Number exercisable	Weighted average exercise price

$0.01	63,281	7.75	$0.01	63,281	$0.01
$1.92	2,676,135	7.72	$1.92	1,901,284	$1.92
$3.33	1,500,000	8.83	$3.33	—	$—
$5.00	978,100	9.28	$5.00	560,000	$5.00
$10.00	1,055,000	9.58	$10.00	30,000	$10.00

	6,272,516	8.66	$4.08	2,554,565	$3.55

There were 419,130 options exercisable with a weighted average exercise price of $1.76 at December 31, 2001.

Included in the option tables above are 1,500,000 options for common units granted in October 2001 to two officer directors of the Company. The options vest 7 years from the date of grant and expire in 2011. In the event of either a sale of the Company, or an initial public offering of the Company's securities that results in the preferred unitholders achieving a return on their investment in excess of a defined threshold, the options would fully vest.

Restricted common units

In accordance with a Buy Sell Agreement between the Company's unitholders dated September 29, 2000, the Company issued restricted common units to employees and non-employees during the period from October 1, 2000 through December 31, 2001 at a price of $0.0067 per unit. Restricted common units vest over four years. Vested and unvested restricted units are subject to repurchase by the Company in the event of the termination of the unitholder's employment or consulting relationship with the Company, with the exception that vested units will not be subject to repurchase following an initial public offering of the Company's equity securities under the Securities Act of 1933. Unvested units are subject to repurchase at $0.0067 and vested units are subject to repurchase at the estimated fair market value.

Restricted common units issued to employees are subject to fixed plan accounting. The Company records deferred compensation at the time the units are issued based on the intrinsic value of the unit. Deferred compensation is amortized to expense on a straight-line basis through 2004. The Company amortized $44,455, $172,335 and $1,058,327 for the period ended December 31, 2000, and the years ended December 31, 2001 and 2002, respectively, and $570,469 (unaudited) and $36,705 (unaudited) for the six months ended June 30, 2002 and 2003.

The vesting of the restricted common units issued to non-employees was accelerated on December 1, 2002. For 2001 and 2002, compensation expense relating to restricted common units issued to non-employees that are subject to time vesting only is calculated on a graded-vesting basis. Compensation expense relating to restricted common units issued to non-employees that are subject to time and performance vesting is recorded using variable plan accounting. Both approaches use the fair value of the units as determined by the Black-Scholes method (using the weighted average assumptions appearing in the table at the end of this note.) The Company incurred expenses of $96,006,

$3,297,289 and $2,817,458 for the period ended December 31, 2000, and the years ended December 31, 2001 and 2002, respectively, and $1,748,503 (unaudited) and $4,498 (unaudited) for the six months ended June 30, 2002 and 2003, relating to restricted common units held by non-employees.

In December 2002, the Company's Board of Directors accelerated the vesting for 1,641,086 restricted common units. The units are subject to lock-up agreements that prohibit the sale of such units at a date earlier than what would have been allowed had the vesting of the units not been accelerated. Total compensation expense recognized in 2002 associated with the acceleration of vesting for the restricted common units was $4,318,347. In the event that an employee terminates prior to the time that the restricted common units would have vested under the original terms, the Company would incur additional expense based on the fair value of the underlying units at the time of the accelerated vesting reduced by amounts previously recognized as expense.

The Company had the following restricted common unit activity:

Outstanding at January 1, 2000	—
Sold during the period October 1, 2000 to December 31, 2000	3,945,375

Outstanding at December 31, 2000	3,945,375
Repurchased at $1.92 per unit	(14,344)
Repurchased at $0.0067 per unit	(232,406)

Outstanding at December 31, 2001	3,698,625
Issued at $2.80 per unit	100,000

Outstanding at December 31, 2002 (3,304,629 units vested)	3,798,625
Repurchased at $0.0067 per unit (unaudited)	(3,000)

Outstanding at June 30, 2003 (3,304,629 units vested) (unaudited)	3,795,625

The following weighted average assumptions are used in conjunction with the Black-Scholes method to determine compensation expense for options and restricted units issued to non-employees and for the pro forma effect of applying FAS 123 to measure compensation expense for options and restricted units issued to employees:

		Year ended December 31,		Six months ended June 30,
	Period from September 29, 2000 (inception) to December 31, 2000
		2001	2002	2002	2003

				(Unaudited)
Dividend yield	None	None	None	None	None
Volatility	60.0%	60.0%	70.0%	70.0%	70.0%
Risk-free interest rate	6.1%	4.6%	2.8%	2.8%	2.8%
Expected term, in years	5.0	5.0	5.0	5.0	5.0

8.    Operating Lease Commitments

The Company leases its office facilities and certain equipment under non-cancelable operating lease arrangements expiring on various dates through 2010. Such leases include fixed or minimum payments plus, in some cases, scheduled base rent increases over the term of the lease and additional rents based on the Consumer Price Index. Certain leases provide for monthly payments of real estate taxes, insurance and other operating expenses applicable to the property. Future minimum annual lease payments are as follows (in thousands):

Year ending December 31,
2003	$6,996
2004	7,137
2005	6,800
2006	6,723
2007	6,477
Thereafter	15,846

Total	$49,979

Rent expense was $924,479, $5,573,559 and $7,447,891 for the period ended December 31, 2000, and years ended December 31, 2001 and 2002, respectively, and $3,788,576 (unaudited) and $3,549,067 (unaudited) for the six months ended June 30, 2002 and 2003.

9.    401(k) Plan

The Company has a 401(k) Plan under which all employees are immediately eligible. Company matching contributions are at the discretion of management. The Company contributed $685,787 and $831,961 to the 401(k) Plan for the years ended December 31, 2001 and 2002, respectively, and $370,944 (unaudited) and $422,580 (unaudited) for the six months ended June 30, 2002 and 2003. There were no contributions made in the period ended December 31, 2000.

10.    Related Party Transactions

The Company entered into agreements in 2000 with two officer directors entitling them to $750,000, in the aggregate, of compensation, that shall not be paid until the Company has at least $20,000,000 in earnings before interest, taxes, depreciation, and amortization, as defined in the Credit Agreement, in any fiscal year and if permitted under the Company's Credit Agreement described in Note 5. The deferred compensation amount is subordinate to any amounts owed to any senior or secondary lenders and accrues interest at the rate of 10% per annum until paid. Deferred compensation including interest due to the two executives, included in other long-term liabilities, was $843,750, $918,750 and $956,250 (unaudited) at December 31, 2001 and 2002 and June 30, 2003, respectively.

The Company periodically borrowed funds from an officer director at varying amounts up to $2,000,000 during 2002. One other member of the Board of Directors also loaned the Company $500,000 during fiscal 2002. There were no amounts due on these commitments at December 31, 2002.

11.    Subsequent Events (unaudited)

In July 2003, the Company distributed $2,819,081 (unaudited) to common unitholders towards the payment of tax obligations.

In August 2003, we entered into an agreement with four experts who were equity owners of the Center for Forensic Economic Studies focused primarily on labor economics. These experts, along with ten professional staff, have become employees of ours. In connection with this transaction, we paid $2.4 million at closing, will pay up to $2.1 million per year for four years, depending on the performance of this group of experts and professional staff, and issued 225,000 common shares that vest over five years, assuming such experts remain our employees. We expect to allocate the majority of the $2.4 million initial purchase price to goodwill. Additional purchase price will be recorded in subsequent years, if the performance targets are met.

In August 2003, we amended our Credit Agreement to increase the revolving credit facility by $6.0 million to a maximum borrowing limit of $18.0 million.

INDEPENDENT AUDITORS' REPORT

To the Management of LECG, Inc.:

We have audited the accompanying consolidated statements of operations and cash flows for the period from January 1, 2000 to September 28, 2000 of LECG, Inc. and subsidiaries (the Company), a wholly owned subsidiary of Navigant Consulting Inc. (the Parent). These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of LECG, Inc. and subsidiaries, a wholly owned subsidiary of Navigant Consulting, Inc., for the period from January 1, 2000 to September 28, 2000 in conformity with accounting principles generally accepted in the United States of America.

Chicago, Illinois September 10, 2002

LECG, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands)

January 1, 2000 to September 28, 2000

Revenue	$54,517
Cost of services	39,432

Gross profit	15,085
Operating expenses:
General and administrative expenses	10,766
NCI corporate service allocation	2,126

Total operating expenses	12,892

Operating income	2,193
Interest income (expense), net	20
Other income	—

Income before income tax expense	2,213
Income tax expense	878

Net income	$1,335

See accompanying notes to the consolidated statements of operations and cash flows.

LECG, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS
(In thousands)

January 1, 2000 to September 28, 2000

Cash flows from operating activities:
Net income	$1,335
Adjustments to reconcile net income to net cash provided by operating activities:
Bad debt expense	4,972
Depreciation and amortization	1,236
Deferred income taxes	(1,585)
Loss on sale of fixed assets	494
Changes in assets and liabilities:
Accounts receivable	(5,559)
Prepaid expenses	88
Other current assets	847
Accounts payable and accrued liabilities	(1,108)
Accrued compensation	(1,983)
Client retainers	(211)
Income taxes payable and other current liabilities	2,538

Net cash provided by operating activities	1,064
Cash flows from investing activities:
Purchases of property and equipment	(878)
Other, net	—

Net cash used in investing activities	(878)
Cash flows from financing activities:
Net transfers (to) from NCI	211

Net (decrease) increase in cash	397
Cash at beginning of period	—

Cash at end of period	$397

See accompanying notes to the consolidated statements of operations and cash flows.

LECG, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED STATEMENTS OF OPERATIONS AND CASH FLOWS

1.    Description of Business

The accompanying consolidated financial statements present the consolidated results of operations and cash flows of LECG, Inc. (the Company), a California corporation formed in 1988, and its wholly owned subsidiaries: LECG Limited (United Kingdom) and LECG Limited (also know as Law and Economics Consulting Group, Limited), (New Zealand). LECG, Inc. was a subsidiary of Navigant Consulting Inc. (NCI) from August 1998 through September 28, 2000.

LECG, Inc. is a provider of economic consulting services in matters related to complex litigation, regulation, public policy and strategic management and derives its revenues almost exclusively therefrom. LECG, Inc. provides its economic consulting services to a broad client base, which includes national governments, regulatory agencies, and development institutes and agencies in the United States and other countries. Services are provided by academics, industry leaders and former high-level government officials (experts), who are supported by professional staff. LECG, Inc. has offices in the United States in California, Washington, D.C., Illinois, New York, Texas, Utah, Tennessee and Massachusetts, as well as Toronto, Canada; and Buenos Aires, Argentina.

2.    Basis of Presentation

The consolidated financial statements reflect the results of operations and changes in cash flows of LECG, Inc. as a separate entity for the period presented. The consolidated financial statements have been prepared on a historical basis.

The accompanying financial statements include general and administrative expenses which have been assigned to LECG, Inc. by NCI on a specific identification basis. Additionally, LECG shared certain administrative functions, employees and other resources with NCI. Allocations from NCI for indirect expenses for such shared resources have been made on a proportional cost allocation method based on fee revenues. Management believes these allocations are reasonable; however, they may not necessarily reflect what they would have been had LECG, Inc. been a separate, stand-alone entity during the period presented.

3.    Summary of Significant Accounting Policies

Principles of consolidation

The accompanying consolidated financial statements include the accounts of the company and its wholly-owned subsidiaries. All material intercompany transactions and balances have been eliminated.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Depreciation and amortization

Depreciation is computed using the straight-line method based on the estimated useful lives: generally 5 years for furniture, fixtures, and equipment and 3 years for computers and telecommunications equipment. Amortization of leasehold improvements is computed over the shorter of the lease term or the estimated useful life of the asset.

Revenue recognition

The Company earns revenues from a range of consulting services. Revenues related to time and material contracts are recognized in the period in which the services are performed. Revenues related to fixed price contracts are recognized based upon professional costs incurred as a percentage of estimated total professional costs of the respective contracts. The cumulative impact of any revisions in estimated total revenues and direct contract costs are recognized in the period in which they become known.

Project personnel costs

LECG, Inc. recognizes the cost of project personnel as incurred. Project personnel costs consist primarily of salaries, incentive compensation and employee benefits for LECG personnel available for client assignments. As of September 28, 2000, the Company's project personnel consisted of approximately 189 employees.

Income taxes

Historically, LECG, Inc.'s results have been included in NCI's consolidated Federal and state income tax returns. The income tax provision is calculated as if LECG, Inc. had operated as an independent entity. Income taxes are accounted for in accordance with the asset and liability method. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Foreign currency

The results of operations of the Company's foreign subsidiaries are translated using the average currency exchange rates for the period.

4.    Lease Commitments

The Company leases its office facilities and certain equipment under operating lease arrangements which expire at various dates through 2008. The Company leases office facilities under noncancelable operating leases which include fixed or minimum payments plus, in some cases, scheduled base rent increases over the term of the lease and additional rents based on the Consumer Price Index. Certain leases provide for monthly payments of real estate taxes, insurance, and other operating expenses applicable to the property. In addition, the Company leases equipment under noncancelable operating leases.

Future minimum annual lease payments, for the period subsequent to September 28, 2000 and in the aggregate, are as follows (in thousands):

For the period from September 29—December 2000	$1,052
For the year ending December 31:
2001	4,056
2002	3,759
2003	2,324
2004	1,857
2005	1,428
Thereafter	4,185

$18,661

Rent expense for operating leases entered into by the Company and charged to operations amounted to $2.4 million for the period from January 1, 2000 to September 28, 2000.

5.    Income Tax Expense

Income tax expense consists of the following (in thousands):

January 1, 2000 to September 28, 2000

Current:
Federal	$1,966
State	455
Foreign	42

Total current income tax expense	2,463

Deferred:
Federal	(1,287)
State	(298)

Total deferred income tax expense	(1,585)

Total income tax expense	$878

Income tax expense differs from the amounts estimated by applying the statutory income tax rates to income before income tax expense as follows:

January 1, 2000 to September 30, 2000

Federal tax at statutory rate	35.0%
State income taxes, net of Federal effect	4.9
Other	(0.2)

Total	39.7%

6.    Employee Benefit Plans

LECG, Inc. employees were eligible to participate in two defined contribution plans sponsored by NCI: a profit sharing plan and a retirement savings plan for eligible employees. NCI, as a sponsor of the plans, used independent third parties to provide administrative services to the plans. NCI had the right to terminate the plans at any time. LECG, Inc.'s portion of contributions charged to operations for the benefit of the employees under the plans were $.3 million in the period from January 1, 2000 to September 28, 2000.

7.    Litigation

The Company has been a party to various lawsuits and claims in the ordinary course of business from time to time. While the outcome of those lawsuits or claims cannot be predicted with certainty, management does not believe that any of those lawsuits or claims will have a material adverse effect on the Company.

8.    Subsequent Events

On September 29, 2000, LECG, Inc.'s leading experts, with equity sponsorship by Thoma Cressey Equity Partners and debt sponsorship by Wachovia Securities and USBancorp, executed a management buyout of substantially all of the assets and assumed certain liabilities of LECG, Inc.

LECG Corporation

Part II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth the fees and expenses, other than underwriting discounts and commissions, payable in connection with the registration of the common stock hereunder. All amounts are estimates except the SEC registration fee, the NASD filing fee and the Nasdaq National Market listing fee.

Amount to be paid
SEC Registration Fee	$ 7,908
NASD Filing Fee	$10,250
Nasdaq National Market Listing Fee	*
Legal Fees and Expenses	*
Accounting Fees and Expenses	*
Printing and Engraving Expenses	*
Blue Sky Fees and Expenses	*
Transfer Agent and Registrar Fees	*
Miscellaneous Expenses	*

Total	$*

*
To be filed by amendment.

Item 14. Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law permits a corporation to include in its charter documents, and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by the current law.

Article VIII of our amended and restated certificate of incorporation provides for the indemnification of directors to the fullest extent permissible under Delaware law.

Article VI of our bylaws provides for the indemnification of officers, directors and third parties acting on our behalf if this person acted in good faith and in a manner reasonably believed to be in and not opposed to our best interest, and, with respect to any criminal action or proceeding, the indemnified party had no reason to believe his or her conduct was unlawful.

We have entered into indemnification agreements with our directors and executive officers, in addition to indemnification provided for in our charter documents, and we intend to enter into indemnification agreements with any new directors and executive officers in the future.

The underwriting agreement (Exhibit 1.1 hereto) provides for indemnification by the underwriters of us and our executive officers and directors, and indemnification of the underwriters by us for certain liabilities, including liabilities arising under the Securities Act of 1933, as amended, in connection with matters specifically provided in writing by the underwriters for inclusion in the registration statement.

We intend to purchase and maintain insurance on behalf of any person who is or was a director or officer against any loss arising from any claim asserted against him or her and incurred by him or her in that capacity, subject to certain exclusions.

Item 15. Recent Sales of Unregistered Securities

        (a)   Within the last three years, and through June 30, 2003, we have issued and sold the following unregistered securities:

–>
On September 29, 2000 and October 30, 2000, we sold investment units, each consisting of a combination of Class A preferred units and common units at a ratio of 521.809 common units for each Class A preferred unit purchased, and in total, LECG Holding Company raised gross proceeds of approximately $31.1 million (net of $805,000 of equity transaction costs) through the issuance of 31,797.475 Class A preferred units at purchase price of $1,000 per unit and 16,592,205 common units at a purchase price of $0.0067. Upon the effectiveness of the merger of LECG Holding Company into LECG Corporation immediately prior to this offering, each outstanding common unit of LECG Holding Company will convert into one share of common stock of LECG Corporation. After the completion of this offering, LECG Corporation is obligated to redeem all of the outstanding Class A preferred units for approximately $          million, which is equal to their original issuance price plus cumulative dividends that have accrued at a rate of 8% per annum, compounded quarterly, from the date of issuance.

–>
On October 30, 2000, we sold 3,945,375 common units at a purchase price of $0.0067 per unit to certain of our employees and experts pursuant to a buy-sell agreement.

–>
On May 1, 2002, we sold 100,000 common units at a purchase price of $2.80 per unit to one of our experts pursuant to a buy-sell agreement.

        (b)   Since September 29, 2000 (inception) and through June 30, 2003, we have granted options to purchase common units to employees, directors and consultants under our 2000 Incentive Plan at exercise prices ranging from $0.01 to $10.00 per unit. Of the 6,847,299 options granted, 6,582,420 remain outstanding, 49,219 shares which have been issued pursuant to the exercise of options have been exercised and 215,660 options have been cancelled, and 1,965,936 options are available for future grant.

The sales and issuances of securities in the transactions described above were deemed to be exempt from registration under the Securities Act of 1933, as amended, in reliance upon Section 4(2) of the Securities Act of 1933, as amended, Regulation D promulgated thereunder or Rule 701 promulgated under Section 3(b) of the Securities Act of 1933, as amended, as transactions by an issuer not involving any public offering or transactions pursuant to compensatory benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of securities in each transaction represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the securities issued in these transactions. All recipients had adequate access, through their relationship with LECG, to information about us.

        (c)    There were no underwritten offerings employed in connection with any of the transactions set forth in Item 15(a) and (b).

Item 16. Exhibits and Financial Statement Schedules

  (a)
  Exhibits

Exhibit Number	Description
*1.1	Form of Underwriting Agreement
3.1	Certificate of Incorporation of LECG Corporation, a Delaware corporation, as currently in effect

*3.1(a)	Amended and Restated Certificate of Incorporation of LECG Corporation to be filed upon completion of the offering
*3.2	Bylaws of LECG Corporation
3.3	Articles of Organization of LECG Holding Company, LLC, a California limited liability company, as currently in effect
3.4	Articles of Organization of LECG, LLC, a California limited liability company, as currently in effect
*3.5	Limited Liability Company Agreement of LECG Holding Company, LLC, a California limited liability company, as currently in effect
*3.5(a)	First Amendment to Limited Liability Company Agreement of LECG Holding Company, LLC, a California limited liability company, between LECG Holding Company, LLC, TCEP/LECG Funding Corporation, David J. Teece and David Kaplan dated October 29, 2001
*3.5(b)	Second Amendment to Limited Liability Company Agreement of LECG Holding Company, LLC, a California limited liability company, between LECG Holding Company, LLC, TCEP/LECG Funding Corporation, David J. Teece and David Kaplan dated December 7, 2001
*3.5(c)	Third Amendment to Limited Liability Company Agreement of LECG Holding Company, LLC, a California limited liability company, between LECG Holding Company, LLC, TCEP/LECG Funding Corporation, David J. Teece and David Kaplan dated March 27, 2003
*3.5(d)	Fourth Amendment to Limited Liability Company Agreement of LECG Holding Company, LLC, a California limited liability company, between LECG Holding Company, LLC, TCEP/LECG Funding Corporation, David J. Teece and David Kaplan dated August 1, 2003
3.6	Operating Agreement of LECG, LLC, a California limited liability company, as currently in effect
*4.1	Form of the Registrant's Common Stock Certificate
*5.1	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation
*10.1	Form of Director and Executive Officer Indemnification Agreement
10.2	2000 Incentive Plan and forms of agreements thereunder
10.2(a)	First Amendment to 2000 Incentive Plan dated October 29, 2001
10.2(b)	Second Amendment to 2000 Incentive Plan dated February 2, 2002
10.2(c)	Third Amendment to 2000 Incentive Plan dated June 7, 2002
10.2(d)	Fourth Amendment to 2000 Incentive Plan dated May 30, 2003
*10.3	2003 Stock Plan and forms of agreements thereunder
*10.4	2003 Employee Stock Purchase Plan and forms of agreement thereunder
10.5	Asset Purchase Agreement between Navigant Consulting, Inc., LECG, Inc., LECG Holding Company, LLC and LECG, LLC dated September 29, 2000
10.6	Loan Agreement between LECG Holding Company, LLC and David P. Kaplan dated September 29, 2000 and Secured Non-Recourse Promissory Note issued thereunder
10.7	Office Lease Agreement between LECG, LLC and EOP-Emeryville Properties, L.L.C. dated December 17, 2001.
10.8	Lease Agreement between LECG, LLC and Farragut Center LLC dated December 27, 2000
10.9	Expert Agreement between LECG, LLC and Walter Vandaele dated October 13, 2000

10.9(a)	First Amendment to Employment Letter between LECG, LLC and Walter Vandaele dated June 13, 2003
10.10	Convertible Promissory Note made by LECG, LLC to Thoma Cressey Fund VII, L.P. for up to $5.0 million dated June 13, 2002
10.11	Expert Agreement between LECG, LLC and David Teece dated October 27, 1997
10.12	Expert Agreement between LECG, LLC and David Kaplan dated April 27, 1998
10.13	Loan Agreement between LECG Holding Company, LLC and Mukesh Bajaj dated November 1, 2000 and Secured Non-Recourse Promissory Note issued thereunder
10.14	Guaranty Agreement by Thoma Cressey Fund VII, L.P. in favor of Wachovia Bank, National Association (formerly known as First Union National Bank) dated June 13, 2002
10.15	Guaranty Agreement by David J. Teece in favor of Thoma Cressey Fund VII, L.P. dated June 12, 2002
10.16	Agreement between LECG, LLC and PA Consulting Group, Inc. and PA Holdings Limited dated March 19, 2001
†10.17	Letter Agreement between LECG, LLC and Arthur Andersen LLP dated June 12, 2002
10.18	Registration Rights Agreement between LECG Holding Company, LLC, TCEP/LECG Funding Corporation, David J. Teece, David Kaplan, Frog & Peach Investors, LLC and other persons dated September 29, 2000
10.19	Buy Sell Agreement between LECG Holding Company, LLC, TCEP/LECG Funding Corporation, David J. Teece, David Kaplan, Frog & Peach Investors, LLC and other persons dated September 29, 2000
10.19(a)	First Amendment to Buy Sell Agreement between LECG Holding Company, LLC, TCEP/LECG Funding Corporation, David J. Teece, David Kaplan, Frog & Peach Investors, LLC and other persons dated December 2, 2002
10.20	Senior Management Agreement among LECG Holding Company, LLC, LECG, LLC and David J. Teece dated September 29, 2000
10.21	Senior Management Agreement among LECG Holding Company, LLC, LECG, LLC and David P. Kaplan dated September 29, 2000
10.22	Letter Agreement among LECG Holding Company, LLC, LECG, LLC, Thoma Cressey Fund VII, L.P., and David J. Teece dated June 13, 2002
10.23	Joint Venture Agreement dated July 19, 2003 between LECG, LLC, LECG Korea, LLC, a Korean limited liability company, Hong-Choo Hyun, Kye-Sung Chung and Chun-Wook Hyun
10.24	Share Subscription Agreement dated July 19, 2003 between LECG, LLC, LECG Korea, LLC, a Korean limited liability company, Hong-Choo Hyun, Kye-Sung Chung and Chun-Wook Hyun
10.25	Amended and Restated Credit Agreement between LECG, LLC, a California limited liability company, the Banks which are signatories thereto, U.S. Bank National Association and LaSalle Bank National Association dated March 31, 2003
10.26	Revolving Promissory Note issued by LECG, LLC, to U.S. Bank National Association dated March 31, 2003
10.27	Revolving Promissory Note issued by LECG, LLC, to LaSalle Bank National Association dated March 31, 2003
10.28	Term Note issued by LECG, LLC, to U.S. Bank National Association dated March 31, 2003

10.29	Term Note issued by LECG, LLC, to LaSalle Bank National Association dated March 31, 2003
10.30	Amended and Restated Security Agreement between LECG Holding Company, LLC and U.S. Bank National Association dated March 31, 2003
10.31	Amended and Restated Security Agreement between LECG, LLC and U.S. Bank National Association dated March 31, 2003
10.32	Guaranty given by LECG Holding Company, LLC in favor of U.S. Bank National Association dated March 31, 2003
*10.33	First Amendment to Amended and Restated Credit Agreement between LECG, LLC, a California limited liability company, the Banks which are signatories thereto and U.S. Bank National Association, dated August 19, 2003
*10.34	Revolving Promissory Note issued by LECG, LLC, to U.S. Bank National Association dated August 19, 2003
*10.35	Revolving Promissory Note issued by LECG, LLC, to LaSalle Bank National Association dated August 19, 2003
*10.36	Reaffirmation of Guaranty and Security Agreement given by LECG Holding Company, LLC in favor of U.S. Bank National Association dated August 19, 2003
*10.37	Asset Purchase Agreement between LECG, LLC, LECG Holding Company, LLC, BLDS, LLC, Dr. Bernard R. Siskin, Dr. Leonard A. Cupingood, Dr. David W. Griffin and Dr. Samuel J. Kursh dated August 1, 2003
*10.38	Director Practice Purchase Agreement between LECG, LLC, LECG Holding Company, LLC, Dr. Bernard R. Siskin, Dr. Leonard A. Cupingood, Dr. David W. Griffin and Dr. Samuel J. Kursh dated August 1, 2003
*10.39	Director Service Agreement between LECG, LLC, LECG Holding Company, LLC, Dr. Bernard R. Siskin, Dr. Leonard A. Cupingood, Dr. David W. Griffin and Dr. Samuel J. Kursh dated August 1, 2003
23.1	Consent of Deloitte & Touche LLP, independent auditors
23.2	Consent of KPMG LLP, independent auditors
*23.3	Consent of Counsel (included in exhibit 5.1)
24.1	Power of Attorney (See page II-7)

*
To be filed by amendment.

†
Confidential treatment has been requested for portions of this exhibit.

(b)
Financial Statement Schedules

Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 17. Undertakings

Insofar as indemnification by LECG for liabilities arising under the Securities Act of 1933, as amended, may be permitted to our directors, officers and controlling persons of LECG, we have been advised that in the opinion of the Securities and Exchange Commission, this indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable. In the event that a claim for indemnification against these liabilities (other than the payment by LECG of expenses incurred or paid by any of our directors, officers or controlling persons in the successful defense of any action, suit or proceeding) is asserted by a director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether this indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of this issue.

We hereby undertake that:

        (a)   We will provide to the underwriters at the closing as specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

        (b)   For purposes of determining any liability under the Securities Act of 1933, as amended, the information omitted from a form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by LECG pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933, as amended, shall be deemed to be part of this registration statement as of the time it was declared effective.

        (c)    For the purpose of determining any liability under the Securities Act of 1933, as amended, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Signatures

Pursuant to the requirements of the Securities Act of 1933, as amended, LECG Corporation has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in Emeryville, California on the 22nd day of August, 2003.

LECG CORPORATION
By:	/s/ DAVID J. TEECE David J. Teece Chairman of the Board

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints David P. Kaplan, David J. Teece and John C. Burke, and each of them, his attorneys-in-fact, each with the power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to sign any registration statement for the same Offering covered by this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act of 1933, as amended, and all post-effective amendments thereto, and to file the same, with all exhibits thereto in all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that such attorneys-in-fact and agents or any of them, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ DAVID J. TEECE David J. Teece	Chairman of the Board of Directors and Director (Principal Executive Officer)	August 22, 2003
/s/ DAVID P. KAPLAN David P. Kaplan	President and Director	August 22, 2003
/s/ JOHN C. BURKE John C. Burke	Chief Financial Officer (Principal Financial Officer)	August 22, 2003
/s/ GARY S. YELLIN Gary S. Yellin	Chief Accounting Officer (Principal Accounting Officer)	August 22, 2003

/s/ MICHAEL R. GAULKE Michael R. Gaulke	Director	August 22, 2003
/s/ MICHAEL R. JEFFERY Michael R. Jeffery	Director	August 22, 2003
William W. Liebeck	Director	August , 2003
William J. Spencer	Director	August , 2003
/s/ WALTER H.A. VANDAELE Walter H.A. Vandaele	Director	August 22, 2003

Exhibit Index

Exhibit Number	Description
*1.1	Form of Underwriting Agreement
3.1	Certificate of Incorporation of LECG Corporation, a Delaware corporation, as currently in effect
*3.1(a)	Amended and Restated Certificate of Incorporation of LECG Corporation to be filed upon completion of the offering
*3.2	Bylaws of LECG Corporation
3.3	Articles of Organization of LECG Holding Company, LLC, a California limited liability company, as currently in effect
3.4	Articles of Organization of LECG, LLC, a California limited liability company, as currently in effect
*3.5	Limited Liability Company Agreement of LECG Holding Company, LLC, a California limited liability company, as currently in effect
*3.5(a)	First Amendment to Limited Liability Company Agreement of LECG Holding Company, LLC, a California limited liability company, between LECG Holding Company, LLC, TCEP/LECG Funding Corporation, David J. Teece and David Kaplan dated October 29, 2001
*3.5(b)	Second Amendment to Limited Liability Company Agreement of LECG Holding Company, LLC, a California limited liability company, between LECG Holding Company, LLC, TCEP/LECG Funding Corporation, David J. Teece and David Kaplan dated December 7, 2001
*3.5(c)	Third Amendment to Limited Liability Company Agreement of LECG Holding Company, LLC, a California limited liability company, between LECG Holding Company, LLC, TCEP/LECG Funding Corporation, David J. Teece and David Kaplan dated March 27, 2003
*3.5(d)	Fourth Amendment to Limited Liability Company Agreement of LECG Holding Company, LLC, a California limited liability company, between LECG Holding Company, LLC, TCEP/LECG Funding Corporation, David J. Teece and David Kaplan dated August 1, 2003
3.6	Operating Agreement of LECG, LLC, a California limited liability company, as currently in effect
*4.1	Form of the Registrant's Common Stock Certificate
*5.1	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation
*10.1	Form of Director and Executive Officer Indemnification Agreement
10.2	2000 Incentive Plan and forms of agreements thereunder
10.2(a)	First Amendment to 2000 Incentive Plan dated October 29, 2001
10.2(b)	Second Amendment to 2000 Incentive Plan dated February 2, 2002
10.2(c)	Third Amendment to 2000 Incentive Plan dated June 7, 2002
10.2(d)	Fourth Amendment to 2000 Incentive Plan dated May 30, 2003
*10.3	2003 Stock Plan and forms of agreements thereunder
*10.4	2003 Employee Stock Purchase Plan and forms of agreement thereunder
10.5	Asset Purchase Agreement between Navigant Consulting, Inc., LECG, Inc., LECG Holding Company, LLC and LECG, LLC dated September 29, 2000
10.6	Loan Agreement between LECG Holding Company, LLC and David P. Kaplan dated September 29, 2000 and Secured Non-Recourse Promissory Note issued thereunder
10.7	Office Lease Agreement between LECG, LLC and EOP-Emeryville Properties, L.L.C. dated December 17, 2001.
10.8	Lease Agreement between LECG, LLC and Farragut Center LLC dated December 27, 2000
10.9	Expert Agreement between LECG, LLC and Walter Vandaele dated October 13, 2000
10.9(a)	First Amendment to Employment Letter between LECG, LLC and Walter Vandaele dated June 13, 2003
10.10	Convertible Promissory Note made by LECG, LLC to Thoma Cressey Fund VII, L.P. for up to $5.0 million dated June 13, 2002
10.11	Expert Agreement between LECG, LLC and David Teece dated October 27, 1997
10.12	Expert Agreement between LECG, LLC and David Kaplan dated April 27, 1998
10.13	Loan Agreement between LECG Holding Company, LLC and Mukesh Bajaj dated November 1, 2000 and Secured Non-Recourse Promissory Note issued thereunder
10.14	Guaranty Agreement by Thoma Cressey Fund VII, L.P. in favor of Wachovia Bank, National Association (formerly known as First Union National Bank) dated June 13, 2002
10.15	Guaranty Agreement by David J. Teece in favor of Thoma Cressey Fund VII, L.P. dated June 12, 2002
10.16	Agreement between LECG, LLC and PA Consulting Group, Inc. and PA Holdings Limited dated March 19, 2001
†10.17	Letter Agreement between LECG, LLC and Arthur Andersen LLP dated June 12, 2002
10.18	Registration Rights Agreement between LECG Holding Company, LLC, TCEP/LECG Funding Corporation, David J. Teece, David Kaplan, Frog & Peach Investors, LLC and other persons dated September 29, 2000
10.19	Buy Sell Agreement between LECG Holding Company, LLC, TCEP/LECG Funding Corporation, David J. Teece, David Kaplan, Frog & Peach Investors, LLC and other persons dated September 29, 2000
10.19(a)	First Amendment to Buy Sell Agreement between LECG Holding Company, LLC, TCEP/LECG Funding Corporation, David J. Teece, David Kaplan, Frog & Peach Investors, LLC and other persons dated December 2, 2002
10.20	Senior Management Agreement among LECG Holding Company, LLC, LECG, LLC and David J. Teece dated September 29, 2000
10.21	Senior Management Agreement among LECG Holding Company, LLC, LECG, LLC and David P. Kaplan dated September 29, 2000
10.22	Letter Agreement among LECG Holding Company, LLC, LECG, LLC, Thoma Cressey Fund VII, L.P., and David J. Teece dated June 13, 2002
10.23	Joint Venture Agreement dated July 19, 2003 between LECG, LLC, LECG Korea, LLC, a Korean limited liability company, Hong-Choo Hyun, Kye-Sung Chung and Chun-Wook Hyun
10.24	Share Subscription Agreement dated July 19, 2003 between LECG, LLC, LECG Korea, LLC, a Korean limited liability company, Hong-Choo Hyun, Kye-Sung Chung and Chun-Wook Hyun
10.25	Amended and Restated Credit Agreement between LECG, LLC, a California limited liability company, the Banks which are signatories thereto, U.S. Bank National Association and LaSalle Bank National Association dated March 31, 2003
10.26	Revolving Promissory Note issued by LECG, LLC, to U.S. Bank National Association dated March 31, 2003
10.27	Revolving Promissory Note issued by LECG, LLC, to LaSalle Bank National Association dated March 31, 2003
10.28	Term Note issued by LECG, LLC, to U.S. Bank National Association dated March 31, 2003
10.29	Term Note issued by LECG, LLC, to LaSalle Bank National Association dated March 31, 2003
10.30	Amended and Restated Security Agreement between LECG Holding Company, LLC and U.S. Bank National Association dated March 31, 2003
10.31	Amended and Restated Security Agreement between LECG, LLC and U.S. Bank National Association dated March 31, 2003
10.32	Guaranty given by LECG Holding Company, LLC in favor of U.S. Bank National Association dated March 31, 2003
*10.33	First Amendment to Amended and Restated Credit Agreement between LECG, LLC, a California limited liability company, the Banks which are signatories thereto and U.S. Bank National Association, dated August 19, 2003
*10.34	Revolving Promissory Note issued by LECG, LLC, to U.S. Bank National Association dated August 19, 2003
*10.35	Revolving Promissory Note issued by LECG, LLC, to LaSalle Bank National Association dated August 19, 2003
*10.36	Reaffirmation of Guaranty and Security Agreement given by LECG Holding Company, LLC in favor of U.S. Bank National Association dated August 19, 2003
*10.37	Asset Purchase Agreement between LECG, LLC, LECG Holding Company, LLC, BLDS, LLC, Dr. Bernard R. Siskin, Dr. Leonard A. Cupingood, Dr. David W. Griffin and Dr. Samuel J. Kursh dated August 1, 2003
*10.38	Director Practice Purchase Agreement between LECG, LLC, LECG Holding Company, LLC, Dr. Bernard R. Siskin, Dr. Leonard A. Cupingood, Dr. David W. Griffin and Dr. Samuel J. Kursh dated August 1, 2003
*10.39	Director Service Agreement between LECG, LLC, LECG Holding Company, LLC, Dr. Bernard R. Siskin, Dr. Leonard A. Cupingood, Dr. David W. Griffin and Dr. Samuel J. Kursh dated August 1, 2003
23.1	Consent of Deloitte & Touche LLP, independent auditors
23.2	Consent of KPMG LLP, independent auditors
*23.3	Consent of Counsel (included in exhibit 5.1)
24.1	Power of Attorney (See page II-7)

*
To be filed by amendment.

†
Confidential treatment has been requested for portions of this exhibit.

QuickLinks

  Prospectus summary
  The offering
  Summary financial data
  Risk factors
  Disclosure regarding forward-looking statements
  Prior LLC status
  Use of proceeds
  Dividend policy
  Capitalization
  Dilution
  Selected financial data
  Management's discussion and analysis of financial condition and results of operations
  Business
  Management
  Related party transactions
  Principal stockholders
  Description of capital stock
  Shares eligible for future sale
  Underwriting
  Legal matters
  Experts
  Where you can find more information
  Index to financial statements
LECG Holding Company, LLC and Subsidiary
LECG Holding Company, LLC and Subsidiary CONSOLIDATED BALANCE SHEETS (dollars in thousands, except per share data)
LECG Holding Company, LLC and Subsidiary CONSOLIDATED STATEMENTS OF OPERATIONS (dollars in thousands, except per share data)
LECG Holding Company, LLC and Subsidiary CONSOLIDATED STATEMENTS OF REDEEMABLE CLASS A PREFERRED UNITS AND UNITHOLDERS' EQUITY (DEFICIT) (dollars in thousands)
LECG Holding Company, LLC and Subsidiary CONSOLIDATED STATEMENTS OF CASH FLOWS (dollars in thousands)
LECG Holding Company, LLC and Subsidiary NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
LECG, INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF OPERATIONS (In thousands)
LECG, INC. AND SUBSIDIARIES CONSOLIDATED STATEMENT OF CASH FLOWS (In thousands)
LECG, INC. AND SUBSIDIARIES NOTES TO THE CONSOLIDATED STATEMENTS OF OPERATIONS AND CASH FLOWS
  Part II
  Signatures
  Exhibit Index